ALTAGAS LTD.
Annual Information Form

For the year ended December 31, 2022

Dated: March 1, 2023

AltaGas Ltd. – 2022 Annual Information Form – 1

GENERAL INFORMATION

Unless otherwise noted, the information contained in this AIF is stated as at December 31, 2022 and all dollar amounts in this AIF are in Canadian dollars. Financial information is presented in accordance with United States generally accepted accounting principles. For an explanation of certain terms and abbreviations used in this AIF, see the "Glossary" of this AIF.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This AIF contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity", and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements with respect to, among other things, business objectives, expected growth, results of operations, performance, business projects and opportunities and financial results.

Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to the following: AltaGas' strategy, priorities and focus with regard to its Utilities and Midstream segments; expected use of proceeds from the Alaska Utilities Disposition; expected timing, process and outcomes of AltaGas' CEO succession plan; timing of material regulatory filings, proceedings and decisions in the Utilities business; Washington Gas' ability to maintain NGQSS levels; Washington Gas’ potential remediation obligations related to real property; AltaGas' belief in the role and importance of global resource exports; expected in-service and completion dates for current projects and transactions in the Midstream business, including the carbon capture opportunity at Harmattan, the Mountain Valley pipeline and the MVP Southgate Project; AltaGas' 2023 strategic priorities, including its competitive advantage, export capabilities and logistics optimization; AltaGas' expectations for continued North American natural gas development, LPG supply/demand imbalance in North America, strong Asian demand and a robust pricing differential; the percentage of contracted volumes expected to be shipped from the Ferndale terminal and RIPET in 2023; anticipated timing and impact of material environmental legislation on AltaGas' businesses; expected impacts of the Eastern European conflict on AltaGas' business and operations; anticipated timing and impact of court and regulatory proceedings on AltaGas' businesses, including with respect to Indigenous and treaty rights; AltaGas' ability to respond to the COVID-19 pandemic and the expected impact on AltaGas' business and operations; expectation that existing credit facilities are sufficient for operations and AltaGas' ability to refinance on commercially reasonable terms; and AltaGas' ESG commitments, strategies, policies, priorities and goals, AltaGas' ability to achieve and implement them into its businesses and operations, and any expected outcomes therefrom.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events, and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas' current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include: effective tax rate of approximately 22 percent, U.S./Canadian dollar exchange rates; inflation; interest rates, credit ratings, regulatory approvals and policies; expected commodity supply, demand and pricing; volumes and rates; propane price differentials; degree day variance from normal; pension discount rate; financing initiatives; the performance of the businesses underlying each sector; impacts of the hedging program; weather; frac spread; access to capital; future operating and capital costs; timing and receipt of regulatory approvals; seasonality; planned and unplanned plant outages; timing of in-service dates of new projects and acquisition and divestiture activities; taxes; operational expenses; returns on investments; dividend levels; and transaction costs.

AltaGas Ltd. – 2022 Annual Information Form – 2

AltaGas’ forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risks related to conflict in Eastern Europe; health and safety risks; operating risks; infrastructure; natural gas supply risks; volume throughput; service interruptions; transportation of petroleum products; market risk; inflation; general economic conditions; cyber security, information, and control systems; climate-related risks; environmental regulation risks; regulatory risks; litigation; changes in law; Indigenous and treaty rights; dependence on certain partners; political uncertainty and civil unrest; decommissioning, abandonment and reclamation costs; reputation risk; weather data; capital market and liquidity risks; interest rates; internal credit risk; foreign exchange risk; debt financing, refinancing, and debt service risk; counterparty and supplier risk; technical systems and processes incidents; growth strategy risk; construction and development; underinsured and uninsured losses; impact of competition in AltaGas' businesses; counterparty credit risk; composition risk; collateral; rep agreements; market value of common shares and other securities; variability of dividends; potential sales of additional shares; labor relations; key personnel; risk management costs and limitations; commitments associated with regulatory approvals for the acquisition of WGL; cost of providing retirement plan benefits; failure of service providers; risks related to pandemics, epidemics or disease outbreaks, including COVID-19; and the other factors discussed under the heading "Risk Factors" in this AIF.
Many factors could cause AltaGas' or any particular business segment's actual results, performance, or achievements to vary from those described in this AIF, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this AIF as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected, or targeted and such forward-looking statements included in this AIF should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas’ future decisions and actions will depend on management’s assessment of all information at the relevant time. Such statements speak only as of the date of this AIF. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this AIF are expressly qualified by these cautionary statements.
Financial outlook information contained in this AIF about prospective results of operations, financial position, or cash flow is based on assumptions about future events, including economic conditions and proposed courses of action, based on management's assessment of the relevant information currently available. Readers are cautioned that such financial outlook information contained in this AIF should not be used for purposes other than for which it is disclosed herein.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.

AltaGas Ltd. – 2022 Annual Information Form – 3

CORPORATE STRUCTURE

Incorporation
AltaGas is a Canadian corporation amalgamated pursuant to the CBCA on January 1, 2020. AltaGas and/or its predecessors began operations in Calgary, Alberta on April 1, 1994 and AltaGas continues to maintain its head, principal, and registered office in Calgary, Alberta currently located at 1700, 355 – 4th Avenue SW, Calgary, Alberta T2P 0J1. AltaGas is a public company, the Common Shares of which trade on the TSX under the symbol "ALA".
Amended Articles
On July 1, 2010, AltaGas filed articles of arrangement under the CBCA to effect a corporate arrangement and the amalgamation of AltaGas Ltd., AltaGas Conversion Inc., and AltaGas Conversion #2 Inc. to form AltaGas. Subsequent to the filing of the articles of arrangement, AltaGas filed articles of amendment on the following dates in connection with the creation of each series of Preferred Shares: (i) August 13, 2010 to create the first series of Preferred Shares, Series A Shares and the second series of Preferred Shares, Series B Shares; (ii) June 1, 2012 to create the third series of Preferred Shares, Series C Shares and the fourth series of Preferred Shares, Series D Shares; (iii) December 9, 2013 to create the fifth series of Preferred Shares, Series E Shares and the sixth series of Preferred Shares, Series F Shares; (iv) June 27, 2014 to create the seventh series of Preferred Shares, Series G Shares and the eighth series of Preferred Shares, Series H Shares; (v) November 17, 2015 to create the ninth series of Preferred Shares, Series I Shares and the tenth series of Preferred Shares, Series J Shares; and (vi) February 15, 2017 to create the eleventh series of Preferred Shares, Series K Shares and the twelfth series of Preferred Shares, Series L Shares. On January 1, 2020, AltaGas filed articles of amalgamation to effect the amalgamation of AltaGas with its non-operating subsidiaries AltaGas Investment Ltd., 11801376 Canada Ltd., and Northwest Triumph Contracting Ltd. On January 7, 2022, AltaGas filed articles of amendment to create the thirteenth series of Preferred Shares, Series 2022-A Shares and on August 15, 2022, AltaGas filed articles of amendment to create the fourteenth series of Preferred Shares, Series 2022-B Shares.

Subsidiary Entities

The businesses of AltaGas are operated by the Company and a number of its subsidiaries including, without limitation, AltaGas Services (U.S.) Inc., AltaGas Utility Holdings (U.S.) Inc., WGL Holdings, Inc. (WGL), Wrangler 1 LLC, Wrangler SPE LLC, Washington Gas Resources Corp., WGL Energy Services, Inc. (WGL Energy Services), and SEMCO Holding Corporation; in regard to the Utilities business, Washington Gas Light Company (Washington Gas), Hampshire Gas Company, and SEMCO Energy, Inc. (SEMCO); and in regard to the Midstream business, AltaGas Extraction and Transmission Limited Partnership, AltaGas Pipeline Partnership, AltaGas Processing Partnership, AltaGas Northwest Processing Limited Partnership, Harmattan Gas Processing Limited Partnership, Ridley Island LPG Export Limited Partnership, AltaGas Pacific Partnership, AltaGas LPG Limited Partnership, Petrogas Energy Corporation (Petrogas), Petrogas Holdings Partnership, and Petrogas, Inc. In the Corporate/Other segment, subsidiaries include AltaGas Power Holdings (U.S.) Inc., WGL Energy Systems, Inc. (WGL Energy Systems), and Blythe Energy Inc. (Blythe). SEMCO conducts its Michigan natural gas distribution business under the name SEMCO Energy Gas Company (SEMCO Gas). Prior to the close of the Alaska Utilities Disposition, it operated its Alaska natural gas distribution business under the name ENSTAR Natural Gas Company (ENSTAR) and its 65 percent interest in an Alaska regulated gas storage utility under the name Cook Inlet Natural Gas Storage Alaska LLC (CINGSA).

AltaGas Ltd. – 2022 Annual Information Form – 4

Intercorporate Relationships

The following organization diagram presents the name and the jurisdiction of incorporation of certain of AltaGas' subsidiaries as at the date of this AIF. The diagram does not include all of the subsidiaries of AltaGas. The assets and revenues of those subsidiaries omitted from the diagram individually did not exceed 10 percent, and in the aggregate did not exceed 20 percent, of the total consolidated assets or total consolidated revenues of AltaGas as at and for the year ended December 31, 2022.

(1)    Updated as of the date of this Annual Information Form.
(2)    Unless otherwise stated, ownership is 100%.

AltaGas Ltd. – 2022 Annual Information Form – 5

OVERVIEW OF THE BUSINESS

AltaGas is a leading energy infrastructure company that connects natural gas and NGLs to domestic and global markets. The Company operates a diversified, lower-risk, high-growth energy infrastructure business that is focused on delivering resilient and durable value for its stakeholders.

AltaGas' operating segments include the following:

▪Utilities, which owns and operates franchised, cost-of-service, rate-regulated natural gas distribution and storage utilities that provide safe, reliable, and affordable energy to its customers. Prior to the close of the Alaska Utilities Disposition, AltaGas' Utilities provided energy to approximately 1.7 million residential and commercial customers in 2022 with an average 2022 rate base of approximately US$5.2 billion. The Utilities business also includes other storage facilities and contracts for interstate natural gas transportation and storage services, as well as WGL Energy Services, an affiliated retail energy marketing business, which sells natural gas and electricity directly to residential, commercial, and industrial customers located in Maryland, Virginia, Delaware, Pennsylvania, Ohio, and the District of Columbia; and
▪Midstream, which is a leading North American platform that connects customers and markets from wellhead to tidewater and beyond. The three pillars of the Midstream business include: 1) global exports, which includes AltaGas’ two LPG export terminals; 2) natural gas gathering and extraction; and 3) fractionation and liquids handling. AltaGas' Midstream segment also includes its natural gas and NGL marketing business, domestic logistics, trucking and rail terminals, and liquid storage capability.

AltaGas’ Corporate/Other segment consists of the Company’s corporate activities and a small portfolio of gas-fired power generation and distribution assets capable of generating 508 MW of power primarily in the state of California.

AltaGas Ltd. – 2022 Annual Information Form – 6

ALTAGAS’ GEOGRAPHIC FOOTPRINT

AltaGas Ltd. – 2022 Annual Information Form – 7

GENERAL DEVELOPMENT OF ALTAGAS' BUSINESS

Below is a summary of key developments, acquisitions and dispositions, construction projects and other commercial arrangements broken down by business segment, which have influenced the development of the business segments of the Corporation over the last three completed fiscal years.
Utilities
▪On March 16, 2020, the Council of the District of Columbia passed legislation prohibiting the disconnection of electric and gas services for non-payment of fees during the COVID-19 public health emergency. The moratorium expired in October 2021, however Washington Gas continues to suspend disconnection activities until authorized by the PSC of DC. On April 19, 2021, Washington Gas filed an AMP proposal designed to help customers lower COVID-19 related arrearages, bring accounts current, improve payment behavior, and avoid disconnections. The PSC of DC approved the AMP on August 9, 2021 and began implementing the AMP on November 1, 2021. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On March 16, 2020, the Governor of Maryland issued an Executive Order which ordered regulated utilities to cease disconnections and billing of late fees for residential customers. Although the moratorium ended in November 2021, Washington Gas continues to suspend dunning and disconnection activities until certain customer service thresholds have been met for three consecutive months. On February 15, 2021, the Maryland General Assembly passed the RELIEF Act to help Maryland residential customers who are in arrears. On June 15, 2021, the PSC of MD issued an order allocating US$5.7 million to Washington Gas to be reflected on customer bills. Those funds have all been applied to customer accounts.

▪On March 16, 2020, the SCC of VA issued an order which prohibited disconnections of electricity, gas, water, and sewer utility services during the COVID-19 public health emergency. The moratoriums ended on June 30, 2021. On December 8, 2020, Washington Gas was awarded US$7.7 million under the Virginia CARES Relief Funding Award, to use for customer arrearages. In August 2021, the Virginia General Assembly appropriated US$120 million of ARPA Funds as direct financial assistance to residential utility customers with arrearages over 60 days as of August 31, 2021. On December 6, 2021, Washington Gas received US$6.9 million ARPA Funds which was applied to customer arrearages.

▪On March 31, 2020, the Public Sector Pension Investment Board and the Alberta Teachers' Retirement Fund Board acquired all the issued and outstanding common shares of ACI for $33.50 per share. AltaGas owned 11,025,000 (approximately 37 percent) of ACI's common shares and received cash proceeds of approximately $369 million upon close.

▪On April 15, 2020, the MPSC issued an order for all utilities which allows for regulatory asset accounting to capture bad debts in excess of what is in approved rates. On February 18, 2021, the MPSC issued an order that requires the MPSC staff to establish an Energy Accessibility and Affordability Collaborative to coordinate efforts

AltaGas Ltd. – 2022 Annual Information Form – 8

and find efficiencies between the EWRP Low-Income workgroup and the Monthly Energy Assistance Program workgroup.

▪On February 24, 2021, the PSC of DC approved Washington Gas' settlement agreement in its recent rate case, reflecting a base rate increase of approximately US$20 million effective April 1, 2021.

▪On April 9, 2021, the PSC of MD issued a Final Order affirming the PULJ in Washington Gas' recent rate case, reflecting a base rate increase of approximately US$13 million effective on March 26, 2021. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On July 1, 2021, SEMCO submitted its 2022-2023 EWRP plan, a form of energy efficiency program for its customers, for approval by the MPSC. SEMCO proposes to spend approximately US$30 million on energy waste reduction over 2022 and 2023 to achieve a combined first year energy savings goal of approximately 10.1 million therms. On April 25, 2022, the MPSC approved the EWRP plan. See "Business of the Corporation - Utilities Business - SEMCO Energy - Recent Material Regulatory Developments and Approvals".

▪On September 15, 2021, the PSC of DC issued an Order directing Washington Gas to submit a corrective action plan to bring Washington Gas into compliance with the NGQSS regarding call response time standards. Washington Gas was in compliance with the call answering and call abandonment NGQSS service metrics in January 2022, and expects to maintain NGQSS levels for these metrics going forward. Pursuant to a further Order issued by the PSC of DC on February 10, 2022, Washington Gas will not resume disconnections until authorized by the PSC of DC. On April 22, 2022, the PSC of DC approved Washington Gas' petition to resume disconnections. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On September 30, 2021, the MD OPC filed a motion to establish a corrective action plan and impose civil penalties or, alternatively, to order Washington Gas to show cause why the Commission should not impose civil penalties in regards to violation of Condition 11, relating to customer service requirements, of the PSC of MD Order in the Washington Gas Merger proceeding with AltaGas. On October 15, 2021, the PSC of MD issued a show cause order directing Washington Gas to respond to the MD OPC motion. Washington Gas filed its reply to the MD OPC motion on October 22, 2021. On December 23, 2021, the PSC of MD accepted Washington Gas' proposed corrective action plan with modifications. On March 17, 2022, the PSC of MD issued an Order imposing a civil penalty of approximately US$1.1 million on Washington Gas, which was paid in full on March 31, 2022. On September 2, 2022, Washington Gas filed a request with the PSC of MD seeking permission to resume collections, late fees and terminations. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On December 1, 2021, Washington Gas filed its proposed amendment for the 2023 to 2027 SAVE program, proposing to invest approximately US$889 million from 2023 to 2027 to replace higher risk pipeline and facilities in Virginia. On May 26, 2022, the SCC of VA approved the proposed amendment with a total five-year spending cap of approximately US$878 million, which may be exceeded by up to 5 percent. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

AltaGas Ltd. – 2022 Annual Information Form – 9

▪On December 17, 2021, Washington Gas filed a proposed amendment for its CARE Plan for the period from May 2022 to April 2025, proposing to continue and expand its portfolio of energy efficiency programs to Virginia customers with a total three-year budget of approximately US$12 million. On April 13, 2022, the SCC of VA approved the proposed US$12 million CARE Plan for residential and commercial customers for the three year period beginning May 1, 2022. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On April 4, 2022, Washington Gas filed an application for authority to increase charges for gas service in the District of Columbia. The requested rates are designed to collect an incremental US$48 million in revenues, net of approximately US$5 million of costs collected through the PROJECTpipes surcharge. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On May 26, 2022, AltaGas announced the Alaska Utilities Disposition for consideration of US$800 million (approximately CAD$1.1 billion) prior to closing adjustments. The transaction closed on March 1, 2023. See "Business of the Corporation - Utilities Business - ENSTAR and CINGSA".

▪On June 29, 2022, Washington Gas filed an application for authority to increase rates in the Commonwealth of Virginia. The request is to collect an incremental US$48 million in base rates as well as to transfer an additional US$39 million currently collected in SAVE surcharge into base rates. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

▪On December 22, 2022, Washington Gas filed an application with the PSC of DC for the third phase of PROJECTpipes (PROJECTpipes 3), seeking approval of approximately US$672 million for the five-year period from January 1, 2024 to December 31, 2028. See "Business of the Corporation - Utilities Business - Washington Gas - Recent Material Regulatory Developments and Approvals".

Midstream
▪On December 15, 2020, AltaGas completed the acquisition of 37 percent of Petrogas for total consideration of $715 million, increasing its indirectly held ownership interest in Petrogas to approximately 74 percent with Idemitsu owning the remaining interest of approximately 26 percent. On July 5, 2022, AltaGas announced the purchase of the remaining equity ownership of Petrogas from Idemitsu for total cash consideration of approximately $285 million. The closing and effective date of the transaction was July 5, 2022, with AltaGas now owning 100 percent of Petrogas.
▪In February 2020, following evaluations of the diminished underlying economics for the proposed Constitution pipeline project, the partners of Constitution elected not to proceed with the project. AltaGas held a 10 percent equity interest in Constitution.

▪In the first half of 2020, the Company expanded its integrated northeast B.C. strategy with the completion of the North Pine facility and Townsend 2B expansions. The 10,000 Bbls/d North Pine facility expansion was completed

AltaGas Ltd. – 2022 Annual Information Form – 10

and placed into service in the first quarter of 2020 with additional capacity for the rail terminal to handle the additional volume. The Townsend 2B expansion was commissioned in the second quarter of 2020 and began flowing gas in early May 2020. In March 2020, Townsend Complex licensed capacity was increased to 550 Mmcf/d.

▪On April 23, 2021, AltaGas completed the sale of the U.S. transportation and storage business for cash proceeds of approximately $341 million (US$275 million), resulting in a pre-tax gain on disposition of approximately $3 million.

▪On April 12, 2022, AltaGas closed the sale of its interest in the Aitken Creek processing facilities for cash consideration of approximately $224 million, net of closing adjustments, resulting in a pre-tax gain of $1 million.
▪On June 23, 2022, the Canada Energy Regulator issued AltaGas a 25-year export license for an additional 46,000 Bbls/d of butane.

Corporate/Other

▪In the third quarter of 2020, AltaGas closed the dispositions of AltaGas Pomona Energy Storage Inc. and land related to a gas fired power generation facility in the U.S., as well as AltaGas Ripon Energy Inc. Aggregate gross proceeds for these dispositions, before working capital and other adjustments, were approximately $67 million, resulting in a pre-tax gain of $8 million.

▪On January 11, 2022, AltaGas closed an offering of $300 million aggregate principal amount of Subordinated Notes, Series 1. The Subordinated Notes, Series 1 were offered under the Corporation’s base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated January 5, 2022. In connection with the offering, 300,000 Series 2022-A Shares were issued to Computershare Trust Company of Canada to satisfy AltaGas’ obligations under the Series 1 Indenture. The proceeds from the offering were used to redeem the Corporation’s outstanding Series K Shares on March 31, 2022.

▪On February 9, 2022, AltaGas closed the sale of a 60 MW stand-alone energy storage development project in Goleta, California for total proceeds of approximately $20 million (US$15 million), subject to certain contingencies, resulting in a pre-tax gain of $7 million. In February 2023, the parties reached an agreement on outstanding contingencies and as a result, the buyer paid AltaGas an additional US$8 million.

▪On May 27, 2022, AltaGas closed the stock sale of its 70 MW combined cycle power plant in Brush, Colorado for total proceeds of approximately $1 million, net of closing adjustments, resulting in a pre-tax loss of $2 million.

▪On August 17, 2022, AltaGas closed its offering of $250 million aggregate principal amount of Subordinated Notes, Series 2. The Subordinated Notes, Series 2 were offered under the Corporation’s base shelf prospectus dated February 22, 2021, as supplemented by a prospectus supplement dated August 4, 2022. In connection with the offering, 250,000 Series 2022-B Shares were issued to Computershare Trust Company of Canada to

AltaGas Ltd. – 2022 Annual Information Form – 11

satisfy AltaGas’ obligations under the Series 2 Indenture. The proceeds from the offering were used to redeem the Corporation’s outstanding Series C Shares on September 30, 2022.

▪On November 21, 2022, AltaGas announced that Randy Crawford, President and Chief Executive Officer, will retire from AltaGas in the first half of 2023 as part of a planned leadership succession process. During this period, the Board of Directors will complete its work with external advisors to evaluate internal and external candidates. Mr. Crawford will remain in his role until a successor is named.

▪In February 2023, AltaGas reached an agreement with SCE for the purchase of resource adequacy attributes from the Blythe facility for the period from January 1, 2024 through December 31, 2027.

BUSINESS OF THE CORPORATION

AltaGas’ revenue for the year ended December 31, 2022 was approximately $14.1 billion compared to $10.6 billion for the year ended December 31, 2021. In 2022, 64 percent of revenue from AltaGas' operating segments (excluding Corporate/Other and intercompany eliminations) was from the Midstream segment and 36 percent was from the Utilities segment, compared to 62 percent and 38 percent, respectively, in 2021.

UTILITIES BUSINESS

The Utilities business contributed revenue of approximately $5.0 billion for the year ended December 31, 2022 (2021 - $3.9 billion), representing approximately 36 percent (2021 – 38 percent) of AltaGas’ total revenue before Corporate/Other segment and intersegment eliminations.

Utilities Business
The Utilities segment owns utility assets that deliver natural gas to end-users in the United States and operates a retail energy marketing business. The Utilities business is comprised of Washington Gas (in the District of Columbia, Maryland, and Virginia); Hampshire Gas, a regulated natural gas storage utility in West Virginia; SEMCO Gas in Michigan; and WGL Energy Services, which sells natural gas and electricity to retail customers on an unregulated basis. Prior to the close of the Alaska Utilities Disposition, which closed on March 1, 2023, the Utilities segment also included ENSTAR in Alaska and a 65 percent interest in CINGSA, a regulated natural gas storage utility in Alaska.

Regulatory Process
The Utilities business predominantly operates in regulated marketplaces where, as franchise or certificate holders, regulated utilities are allowed by the regulator to charge regulated rates that provide the utilities the opportunity to recover costs and earn a return on capital. The return on capital is to reflect a fair rate of return on approved utility investments (i.e. rate base) based on a regulatory deemed or targeted capital structure. The ability of a regulated utility to recover prudently incurred costs of providing service and earn the regulator-approved rate of return on equity depends on the utility achieving the cost levels established in the rate-setting processes.

SEMCO Gas and Washington Gas have accelerated pipe and infrastructure replacement programs in place in Michigan and in the District of Columbia, Maryland, and Virginia, respectively. These are long-term programs subject to both

AltaGas Ltd. – 2022 Annual Information Form – 12

changing conditions and regulatory review and approval in multi-year increments. These programs enable SEMCO Gas and Washington Gas to accelerate pipe and infrastructure replacement to further enhance the safety and reliability of the natural gas delivery system. SEMCO Gas and Washington Gas are allowed to begin recovering the cost, including a return, for these investments immediately through approved surcharges for each accelerated pipe or infrastructure replacement program outside of a normal rate case process, mitigating regulatory lag. Once new base rates are put into effect in a given jurisdiction following approval of an application to increase rates, expenditures previously being recovered through the surcharge will be collected through the new base rates.

The Utilities business is subject to regulation over, among other things, rates, accounting procedures, and standards of service. The MPSC has jurisdiction over the regulatory matters related, directly or indirectly, to the services that SEMCO Gas provides to its Michigan customers. Washington Gas is regulated by the PSC of DC, the PSC of MD, and the SCC of VA, which approve its terms of service and the billing rates that it charges to its customers, regulate interactions with affiliates, and regulate retail competition for natural gas supply service. In all jurisdictions, the regulators approve distribution rates based on a cost-of-service regulatory model. In Alaska, the District of Columbia, and Maryland, rates are set using the results from a historical test year plus known and measurable changes. In Michigan and Virginia, rates are set using a projected test year. In all jurisdictions, the rates charged to utility customers are designed to provide the distribution utility with an opportunity to recover all prudently incurred operating, depreciation, income tax, and financing costs and to earn a reasonable return on its investment in the net assets used in its firm gas sales and delivery service.

Utilities Business Key Utility Metrics
The following table summarizes the average rate base for the Utilities business for the years ended December 31, 2022 and 2021:

(US$ millions)	2022	2021
Rate base (1) (2)	5,211	4,655
(1)Rate base is indicative of the earning potential of each utility over time. Approved revenue requirement for each utility is typically based on the rate base as approved by the regulator for the respective rate application, but may differ from the rate base indicated above.
(2)Includes ENSTAR and SEMCO Energy’s 65 percent interest in CINGSA, which were sold on March 1, 2023 pursuant to the Alaska Utilities Disposition.

AltaGas Ltd. – 2022 Annual Information Form – 13

The following table summarizes the nature of regulation applicable to each utility:

Regulated Utility	Regulated Authority	% of AltaGas' Consolidated Rate Base as at December 31, 2022	Allowed Common Equity (%)	Allowed ROE (%) 2021	Allowed ROE (%) 2022	Significant Features/ Material Regulatory Developments
Washington Gas	PSC of MD SCC of VA PSC of DC	78%	52.0 - 53.5	9.2 - 9.7	9.2 - 9.7
■ Distribution rates approved under cost of service model.
■ Rate case filed in January 2020 with the PSC of DC for an increase in rates. Settlement agreement filed December 2020 and was approved in February 2021.
■ Rate case filed in August 2020 with the PSC of MD for an increase in rates. Evidentiary hearing took place January 2021 and the final order was issued in April 2021.
■ Rate case filed in April 2022 with the PSC of DC for an increase in rates. Evidentiary hearing scheduled for late March 2023.
■ Application for authority to increase rates filed in June 2022 with the SCC of VA. Evidentiary hearing scheduled to begin in May 2023.

SEMCO Gas	MPSC	16%	45.86	9.87	9.87
■ Distribution rates approved under cost of service model.
■ Use of projected test year for rate cases with 10-month limit to issue a rate order.
■ Rate rider provides recovery relating to the Main Replacement Program which allows SEMCO Gas to accelerate the replacement of older portions of its system. New IRIP was approved in the 2019 rate case for the years 2020 - 2025. Customers were billed a surcharge beginning in 2021 for the IRIP.

Hampshire Gas	FERC	n/a	n/a	n/a	n/a	■ Pass through cost of service tariff approved by FERC.

Washington Gas
Washington Gas has been engaged in the natural gas distribution business since 1848 and provides regulated gas distribution services to end users in the District of Columbia, Maryland and Virginia. The utility has approximately 1.2 million customers across these three jurisdictions: District of Columbia (~165,000; 13 percent), Maryland (~512,000; 42 percent), and Virginia (~550,000; 45 percent). Washington Gas operations are such that the loss of any one customer or group of customers would not have a significant adverse effect on its business.

The average number of customers at Washington Gas has increased by approximately 1 percent annually during the past three years, with an increase of 1 percent in 2022. While there may occasionally be variations in this pattern, average per customer annual gas consumption at Washington Gas over the longer-term has been gradually decreasing because of, among other things, the availability of utility programs and resources for customers to reduce consumption through: (1) investing in high-efficiency equipment and appliances; (2) optimizing home and building energy use; and (3) becoming more conscious of high energy usage and making changes to habits and routines.

AltaGas Ltd. – 2022 Annual Information Form – 14

Operations

Washington Gas obtains natural gas supplies that originate from multiple regions throughout the U.S. At December 31, 2022, it had service agreements with four pipeline companies that provided firm transportation and storage services, with contract expiration dates ranging from 2023 to 2044. Washington Gas has also contracted with various interstate pipeline and storage companies to add to its storage and transportation capacity.

The following table sets out, by customer category, Washington Gas’ deliveries:

	2022	2021
Deliveries: (MDth)
Residential	70,121	65,779
Commercial	21,675	20,099
Transport	82,615	80,062
Total deliveries	174,411	165,940

	2022	2021
Customers at Year End:
Residential	1,007,600	988,296
Commercial	50,503	49,369
Transport	168,707	179,514
Total customers	1,226,810	1,217,179

Seasonality
The natural gas distribution business in the District of Columbia, Maryland and Virginia is seasonal, as the majority of natural gas demand occurs during the winter heating season that extends from November to March. Accordingly, annualized individual quarterly revenues and earnings are not indicative of annual results.

Forecasted volumes in the District of Columbia are set based on the 30-year average Degree Days expected for the period. In Maryland and Virginia, there are billing mechanisms in place which are designed to eliminate the effects of variance in customer usage caused by weather and other factors such as conservation. In the District of Columbia, there is no weather normalization billing mechanism, nor does Washington Gas hedge to offset the effects of weather. As a result, colder or warmer weather will result in variances to financial results.

AltaGas Ltd. – 2022 Annual Information Form – 15

Recent Material Regulatory Developments and Approvals
District of Columbia Jurisdiction
Washington Gas has an Accelerated Pipe Replacement Plan (PROJECTpipes) for the replacement of higher-risk pipe associated with an aging infrastructure in its distribution system in the District of Columbia. On December 11, 2020, the PSC of DC approved a 3-year, US$150 million plan covering the period from January 1, 2021 to December 31, 2023. On December 22, 2022, Washington Gas filed an application with the PSC of DC for PROJECTpipes 3, seeking approval of approximately US$672 million for the five-year period from January 1, 2024 to December 31, 2028.

In August 2021, the PSC of DC approved Washington Gas' AMP proposal designed to help customers: 1) lower or eliminate existing COVID-19 related arrearages, 2) bring accounts current, 3) improve payment behavior on customers’ new bills, and 4) avoid disconnection and allow customers to remain current in their payment obligations. On October 8, 2021, Washington Gas filed new tariff provisions regarding the AMP and implemented the AMP starting November 1, 2021. On October 6, 2022, the PSC of DC approved Washington Gas' request to automatically enroll its District of Columbia energy assistance customers in the AMP and extended the AMP for two years to October 2024.

On September 15, 2021, the PSC of DC issued an Order directing Washington Gas to submit a corrective action plan to bring Washington Gas into compliance with the NGQSS regarding call response time standards. The Order also stated that Washington Gas shall not disconnect gas customers for non-payment until Washington Gas complies with NGQSS or such time as the PSC of DC otherwise determines. The PSC of DC also found that costs incurred by complying with this Order are not to be included in Washington Gas' COVID-19 regulatory asset. Washington Gas filed a corrective action plan with the PSC of DC on September 27, 2021 and has complied with the additional filing requirements directed by the September 15, 2021 Order. In March 2022, the PSC of DC issued an Order stating that Washington Gas may resume collection activities, but not disconnections, and shall not assess late fees for the 2020 or 2021 calendar years for all classes of customers. On April 1, 2022, Washington Gas filed a Motion requesting permission to resume non-payment disconnections, demonstrating it met the threshold for compliance with the NGQSS. On April 22, 2022, the PSC of DC granted Washington Gas' motion to resume disconnections.

On April 4, 2022, Washington Gas filed an application for authority to increase charges for gas service in the District of Columbia. The requested rates are designed to collect approximately US$53 million in total annual revenues requesting a 10.4 percent rate of return on equity. Of the requested revenue increase, approximately US$5 million represents costs currently collected through the PROJECTpipes surcharge; therefore, the incremental amount of the base rate increase is approximately US$48 million. Washington Gas requested that new rates be implemented in January 2023. The PSC of DC adopted a procedural schedule on August 12, 2022 and supplemental testimony was filed on September 2, 2022. The direct testimony of the District of Columbia's Office of People's Counsel and other intervenors was filed on November 4, 2022. Rebuttal testimony was filed on January 6, 2023 and evidentiary hearings are scheduled for late March 2023.

Maryland Jurisdiction
In August 2020, Washington Gas filed an application with the PSC of MD to increase its base rates by approximately US$28 million, including approximately US$6 million collected through the STRIDE surcharges for system upgrades. In December 2020, Washington Gas filed rebuttal testimony with a revised revenue requirement of approximately US$27 million. On April 9, 2021, a final order was received from the PSC of MD related to this rate increase application, authorizing Washington Gas to increase its Maryland natural gas distribution rates by approximately US$13 million (including US$6 million currently collected through the STRIDE surcharge), reflecting a return on equity of 9.70 percent. The revenue increase became effective on March 26, 2021. On May 14, 2021, the MD OPC filed a petition for re-hearing of the PSC of MD's finding on merger synergy savings and certain rate base additions. The request was denied and on August 31, 2021, the MD OPC filed an appeal of the PSC of MD's denial of their petition for a re-hearing with the Circuit Court of Baltimore City (Circuit Court). On February 25, 2022, the Circuit Court reversed the July 29, 2021 order from the

AltaGas Ltd. – 2022 Annual Information Form – 16

PSC of MD and remanded two issues back to the PSC of MD. On March 10, 2022, the PSC of MD filed a Motion to Alter or Amend Judgement to the Circuit Court's ruling on the merger synergy savings issue and the MD OPC filed a response. On May 31, 2022, the Circuit Court granted the PSC of MD and Washington Gas' joint motion, determining that the PSC of MD properly permitted Washington Gas' recovery of corporate costs and relieving the PSC of MD of the obligation to rule on merger synergy savings on remand. The Circuit Court did not disturb its ruling on certain rate base additions, and the PSC of MD stated in a subsequent filing that it will address future challenges to rate base in accordance with the Circuit Court's original ruling. On June 30, 2022, the MD OPC appealed the Circuit Court's new order on merger synergy savings to the Appellate Court of Maryland (formerly the Maryland Court of Special Appeals). Washington Gas anticipates a final decision from the Appellate Court as soon as the first half of 2023.

On September 30, 2021, the MD OPC filed a motion to establish a corrective action plan and impose civil penalties or, alternatively, to order Washington Gas to show cause why the Commission should not impose civil penalties relating to customer service issues. On October 22, 2021, Washington Gas filed its reply to the MD OPC's motion. On December 23, 2021, the PSC of MD found that, among other things: (1) Washington Gas violated the Maryland Code of Regulations from 2016 through June 22, 2021; (2) Washington Gas violated Conditions 11 and 11F of the AltaGas Merger Order from June 2018 through June 22, 2021; (3) the Commission scheduled a hearing to address whether and to what extent civil penalties are appropriate; and (4) Washington Gas’ proposed Corrective Action Plan was accepted with modifications. The PSC of MD held a hearing on February 9, 2022 to address civil penalties and to consider Washington Gas' rehearing request. On March 17, 2022, the PSC of MD issued an Order imposing a civil penalty of approximately US$1.1 million on Washington Gas. The Order also addressed required customer service standards as well as the requirement to track certain costs related to Washington Gas' call center. The civil penalty was paid in full in March 2022.

On September 2, 2022, Washington Gas filed a request with the PSC of MD seeking permission to resume collections, late fees, and terminations. Washington Gas is currently conversing with PSC of MD Staff and the MD OPC on a joint recommendation for regularizing call center metrics and resuming regular customer care, including collections, late fees and terminations.

Virginia Jurisdiction
On December 1, 2021, Washington Gas filed its proposed amendment for the 2023 to 2027 SAVE program, proposing to invest approximately US$889 million from 2023 to 2027 to replace higher risk pipeline and facilities in Virginia. On May 26, 2022, the SCC of VA approved the proposed amendment with a total five-year spending cap of approximately US$878 million, which may be exceeded by up to 5 percent.

On December 17, 2021, Washington Gas filed a proposed amendment for its CARE Plan for the period from May 2022 to April 2025, proposing to continue and expand its portfolio of energy efficiency programs to Virginia customers with a total three-year budget of approximately US$12 million. On March 18, 2022, the staff of the SCC of VA issued its report on this proceeding, agreeing that Washington Gas' programs are generally cost effective but recommending that the SCC of VA reject the proposed programs targeting commercial and industrial customers. Washington Gas filed its response to the Staff report on April 1, 2022. On April 13, 2022, the SCC of VA approved the proposed US$12 million CARE Plan for residential and commercial customers for the three-year period beginning May 1, 2022.

On June 29, 2022, Washington Gas filed an application for authority to increase rates in the Commonwealth of Virginia. The requested rates are designed to collect an incremental US$48 million in total annual revenues requesting a 10.75 percent return on equity. In addition to the incremental revenues requested, the base rate increase also includes the transfer of US$39 million in revenues currently collected in the form of a surcharge relating to Washington Gas' SAVE program. Washington Gas implemented the proposed rates (on an interim basis subject to refund) on the first billing cycle date for December 2022, which was 150 days after its application was filed, as permitted by Virginia law. Intervenors provided their direct testimony on February 10, 2023. The SCC of VA staff testimony is due on March 10, 2023, Washington Gas' rebuttal testimony is due on April 7, 2023, and the hearings are scheduled for May 2023.

AltaGas Ltd. – 2022 Annual Information Form – 17

In connection with the WGL Acquisition, AltaGas and WGL have made commitments related to the terms of the PSC of DC settlement agreement and the conditions of approval from the PSC of MD and the SCC of VA. Among other things, these commitments include rate credits distributable to both residential and non-residential customers to partially offset rate increases resulting from gas expansion, extension of natural gas service over a 10-year period and other programs, various public interest commitments, and safety programs. As at December 31, 2022, approximately US$8 million of these merger commitments have been charged to expense but not paid. Additionally, there are a number of operational commitments with various timeframes, including the funding of leak mitigation and reducing leak backlogs, the funding of damage prevention efforts, developing projects to extend natural gas service, maintaining pre-merger quality of service standards including odor call response times, increasing supplier diversity, achieving synergy savings benefits, as well as reporting and tracking related to certain commitments, and causing the development of 15 MW of either electric grid energy storage or tier one renewable resources.

Hampshire Gas
Hampshire owns underground natural gas storage facilities, including pipeline delivery facilities located in and around Hampshire County, West Virginia, and operates these facilities to serve Washington Gas. Hampshire is regulated by the FERC. Washington Gas purchases all of the storage services of Hampshire, and includes the cost of the services in the commodity cost of its regulated energy bills to customers. Hampshire operates under a “pass-through” cost-of-service based tariff approved by FERC.

SEMCO Energy
SEMCO Energy’s head office is located in Port Huron, Michigan. SEMCO Energy’s primary business is a gas utility business. It operates regulated natural gas transmission and distribution divisions in Michigan, doing business as SEMCO Gas. Prior to the close of the Alaska Utilities Disposition on March 1, 2023, SEMCO Energy also included ENSTAR in Alaska and a 65 percent ownership interest in CINGSA, a regulated natural gas storage utility in Alaska. The gas utility business accounts for approximately 99 percent of SEMCO Energy’s 2022 consolidated revenues. The gas utility business purchases, transports, distributes, stores and sells natural gas and related gas distribution services to residential and C&I customers and is SEMCO Energy's largest business segment.
SEMCO Gas
In Michigan, SEMCO Gas distributes natural gas to approximately 320,000 regulated customers located in both southern Michigan and Michigan’s Upper Peninsula, approximately 92 percent of which are residential. The remaining customers include power plants, food production facilities, furniture manufacturers, and other industrial customers.

The average number of customers at SEMCO Gas has increased by an average of approximately 1 percent annually during the past three years, with an increase of approximately 1 percent in 2022. While there may occasionally be variations in this pattern, average per customer annual gas consumption in Michigan over the longer-term has been gradually decreasing because of, among other things, the availability of utility programs and resources for customers to reduce consumption through: (1) investing in high-efficiency equipment and appliances; (2) optimizing home and building energy use; and (3) becoming more conscious of high energy usage and making changes to habits and routines.

SEMCO Gas pursues opportunities to develop service areas that are not currently served with natural gas. Expansion opportunities that currently exist represent relatively minor asset growth, but SEMCO Gas remains committed to its strategy of pursuing expansion projects that meet management’s target return on investment.

AltaGas Ltd. – 2022 Annual Information Form – 18

Operations
The SEMCO Gas natural gas transmission and delivery system in Michigan includes approximately 197 miles of gas transmission pipelines and 6,551 miles of gas distribution mains. The pipelines and mains are located throughout the southern half of Michigan’s Lower Peninsula (including in and around the cities of Albion, Battle Creek, Holland, Niles, Port Huron, and Three Rivers) and also in the central, eastern, and western areas of Michigan’s Upper Peninsula.

SEMCO Gas has access to natural gas supplies throughout the U.S. and Canada via interstate and intrastate pipelines in and near Michigan. To provide gas to SEMCO Gas sales customers, SEMCO Gas has negotiated standard terms and conditions for the purchase of natural gas under the NAESB form of agreement with a variety of suppliers.

The following table sets out, by customer category, SEMCO Gas’ deliveries:

	2022	2021
Deliveries: (MDth)
Residential	27,030	24,245
Commercial	16,462	14,027
Transport	20,460	20,920
Gas Customer Choice (1)	2,937	3,049
Total deliveries	66,889	62,241

	2022	2021
Customers at Year End (2):
Residential	274,989	270,312
Commercial	25,302	24,500
Transport	265	268
Gas Customer Choice (1)	19,397	21,490
Total customers	319,953	316,570
(1)In Michigan, the MPSC has a program known as the Gas Customer Choice Program, under which gas sales customers may choose to purchase natural gas from third-party suppliers, while SEMCO Gas continues to charge these customers applicable distribution charges and customer fees, plus a balancing fee.
(2)Excludes customers from SEMCO Gas’ non-regulated business.

Seasonality
The natural gas distribution business in Michigan is seasonal, as the majority of natural gas demand occurs during the winter heating season that extends from November to March. Accordingly, annualized individual quarterly revenues and earnings are not indicative of annual results.

Forecasted volumes for SEMCO Gas are set based on the 15-year rolling average Degree Days expected for the period. Temperature fluctuations impact the operating results of SEMCO Gas.

Recent Material Regulatory Developments and Approvals
As required by the order issued by the MPSC during SEMCO Gas' last depreciation study in 2018, SEMCO Gas filed a new depreciation study with the MPSC on September 30, 2022, using 2021 data. Based on the depreciation study, the new proposed rates will result in an upward adjustment of less than US$1 million to depreciation expense when compared to the current rates. The MPSC is expected to issue its decision in 2023.

SEMCO Gas is required by Michigan law (Public Acts of 2008 Act No. 295, amended by Public Acts of 2016 Act No. 342) to establish and maintain an EWRP for its customers and to implement and fund various energy efficiency and conservation matters. The costs of the EWRP are recovered through surcharges imposed on all customers of SEMCO Gas. EWRP plans and reconciliations are subject to review and approval by the MPSC. SEMCO Gas also has the ability

AltaGas Ltd. – 2022 Annual Information Form – 19

to earn a performance incentive if certain EWRP goals and objectives are met annually. On July 1, 2021, SEMCO submitted its 2022 — 2023 EWRP plan for MPSC approval. SEMCO Gas proposes to spend approximately US$30 million on energy waste reduction over 2022 and 2023 to achieve a combined first year energy savings goal of approximately 10.1 million therms. On April 25, 2022, the MPSC approved the EWRP plan as filed. On April 29, 2022, SEMCO Gas submitted its 2021 EWRP reconciliation filing which demonstrated it achieved the goals and parameters established in its 2021 Commission-approved EWRP plan, and requested that it receive a performance incentive of approximately US$3 million. Settlement was reached and the MPSC approved the settlement on July 27, 2022, allowing SEMCO Gas to collect the performance incentive as applied for.

ENSTAR and CINGSA

On May 26, 2022, AltaGas announced the Alaska Utilities Disposition for consideration of US$800 million (approximately CAD$1.1 billion) prior to closing adjustments. The transaction closed on March 1, 2023 and included AltaGas' 100 percent interest in ENSTAR, the 65 percent indirect interest in CINGSA and the CINGSA Storage facility, and other ancillary operations. AltaGas plans to use the proceeds of this sale to reduce debt and provide financial flexibility to advance its growth opportunities over the coming years.

The following table sets out, by customer category, ENSTAR’s deliveries:

	2022	2021
Deliveries: (MDth)
Residential	19,840	21,230
Commercial	13,469	14,203
Transport	22,804	22,385
Total deliveries	56,113	57,818

	2022	2021
Customers at Year End:
Residential	138,644	137,229
Commercial	13,170	13,114
Transport	12	13
Total customers	151,826	150,356

Retail Energy Marketing
AltaGas' retail energy marketing business consists of the operations of WGL Energy Services, which sells natural gas and electricity directly to residential, commercial, and industrial customers located in Maryland, Virginia, Delaware, Pennsylvania, Ohio, and the District of Columbia.

WGL Energy Services has a secured supply arrangement with Shell Energy North America (US), L.P (Shell Energy). Under this arrangement, WGL Energy Services has the ability to purchase the majority of its power, natural gas, and related products from Shell Energy in a structure that reduces WGL Energy Services’ cash flow risk from collateral posting requirements. While Shell Energy is intended to be the majority provider of natural gas and electricity, WGL Energy Services retains the right to purchase supply from other providers. The supply arrangement with Shell Energy expires in March 2024.

AltaGas Ltd. – 2022 Annual Information Form – 20

Natural Gas
As of December 31, 2022, WGL Energy Services served approximately 84,000 residential, commercial and industrial natural gas customers located in Maryland, Virginia, Delaware, Pennsylvania, and the District of Columbia. WGL Energy Services is subject to regulation by the public service regulatory commission of the jurisdictions in which it is authorized as a competitive service provider. WGL Energy Services contracts for storage and pipeline capacity to meet its customers’ needs primarily through transportation releases and storage services allocated from the utility companies in the various service territories through several interstate natural gas pipelines. To supplement WGL Energy Services’ natural gas supplies during periods of high customer demand, WGL Energy Services maintains gas storage inventory in storage facilities that are assigned by natural gas utilities such as Washington Gas. This storage inventory enables WGL Energy Services to meet daily and monthly fluctuations in demand and to minimize the effect of market price volatility.

Electricity
As of December 31, 2022, WGL Energy Services served approximately 84,000 residential, commercial, and industrial electricity customer accounts located in Maryland, Delaware, Pennsylvania, Ohio, and the District of Columbia. WGL Energy Services does not own or operate any electric generation, transmission, or distribution assets.

Competition
WGL Energy Services competes with wholesale energy suppliers, regulated electric utilities, and other third-party marketers to sell natural gas and electricity to customers. Marketers of natural gas and electric supply compete largely on price; therefore, gross margins are relatively small.

Operations can be positively or negatively affected by significant volatility in the wholesale price of natural gas. Accordingly, risk management policies and procedures are designed to minimize the risk that purchase commitments and the related sale commitments do not closely match. In general, profit opportunities for trading activities are increased with increased volatility in natural gas prices. These opportunities are primarily in short-term transportation and storage spreads, seasonal storage spreads, and long-term supply or basis transactions.

To provide competitive pricing to its retail customers and in adherence to its risk management policies and procedures, WGL Energy Services manages its contract portfolios by attempting to closely match the commitments for deliveries from suppliers with requirements to serve sales customers. WGL Energy Services’ residential and small commercial electric customer growth opportunities are significantly affected by the price for SOS offered by electric utilities. These rates are periodically reset for each customer class based on the regulatory requirements in each jurisdiction. Customer growth opportunities either expand or contract due to the relationship of these SOS rates to current market prices.

Environmental Considerations Impacting the Utilities Business
Washington Gas
Washington Gas is subject to federal, state, and local laws and regulations related to environmental matters. These laws and regulations may require sustained expenditures over time to control environmental effects. The cost of compliance associated with environmental laws and regulation can be significant and is subject to change. Almost all environmental liabilities associated with Washington Gas operations are costs expected to be incurred to remediate sites where Washington Gas or a predecessor affiliate operated MGPs or gas holder sites. Estimates of liabilities for environmental response costs are difficult to determine with precision because of the various and variable factors that can affect eventual remediation costs for a given site. These factors include, but are not limited to, the following:

•the complexity of the site;
•changes in environmental laws and regulations at the federal, state, and local levels;

AltaGas Ltd. – 2022 Annual Information Form – 21

•the number of regulatory agencies or other parties involved;
•new technology that renders previous technology obsolete or experience with existing technology that proves ineffective;
•the level of remediation required; and
•variations between the estimated and actual time required to remediate an environmentally contaminated site.

Washington Gas has identified up to ten sites where it or its predecessors may have operated MGPs. Washington Gas last used any such plant in 1984. In connection with these operations, Washington Gas is aware that coal tar and certain other by-products of the gas manufacturing process are present at or near some former sites and may be present at others.

Washington Gas is currently remediating its East Station property located in Washington, D.C., which is adjacent to the Anacostia River, under a 2012 Consent Decree with the District of Columbia and federal government. Remedial measures include ground water pump and treat, tar recovery, soil encapsulation, and other treatment. In addition, at another adjoining property located to the east of the property owned by the District of Columbia, Washington Gas agreed to perform a site investigation and report the findings pursuant to oversight by the DOEE. Additional remediation may be required at this property.

At another adjoining property known as the "Eastern Power Boat Club Property", located to the east of the property owned by the District of Columbia, Washington Gas agreed to perform a site investigation and report the findings pursuant to oversight by the DOEE. The property was subject to a July 12, 2019 Administrative Order from the DOEE. That Administrative Order was withdrawn, and Washington Gas entered into a negotiated Administrative Order on Consent with the DOEE that was effective on March 11, 2020. Under the terms of the Administrative Order on Consent, Washington Gas submitted a Remedial Investigative Report on February 26, 2021. On March 11, 2021, Washington Gas received an Administrative Order related to the alleged presence of sheens in the Anacostia River. Washington Gas filed an appeal of the Administrative Order with the District of Columbia Office of Administrative Hearings on March 26, 2021. The appeal is pending.

Washington Gas may be responsible for environmental cleanup and government costs associated with the ARSP. In February 2016, Washington Gas received a letter from the DOEE and NPS regarding the ARSP, indicating that the District of Columbia is conducting a separate remedial investigation and feasibility study of the river to determine if and what cleanup measures may be required and to prepare a natural resource damage assessment. Subsequently, the DOEE issued an Interim ROD for remediation of “Early Action Areas” in the Anacostia River. Although the Interim ROD identifies East Station as one of fifteen potential environmental cleanup sites, the DOEE is proposing to continue the remediation of East Station under Washington Gas’ existing Consent Decree rather than as part of the ARSP. On June 14, 2021, Washington Gas received letters from the DOEE and NPS notifying the Company that it may be responsible for environmental cleanup and government costs associated with the ARSP. On November 12, 2021, Washington Gas was notified by DOEE, the U.S. Department of Interior, and the National Oceanic and Atmospheric Administration that those agencies, as trustees, will perform a Natural Resource Damage Assessment of the Anacostia River and that Washington Gas was identified as a potentially responsible party. Washington Gas is not able to estimate the total amount of potential damages or timing associated with the District of Columbia's environmental investigation on the Anacostia River at this time. While an allocation method has not been established, Washington Gas has accrued an amount based on a potential range of estimates for its share of the feasibility study costs.

On May 27, 2021, Washington Gas submitted an application to the VCP for a former gas holder site located in Chillum, Maryland. Based upon the VCP application, Washington Gas has accrued an amount for the Chillum site based on the potential costs of a range of remedial options. Regulatory orders issued by the PSC of MD allow Washington Gas to recover the costs associated with the sites applicable to Maryland over the period ending in 2035. Rate orders issued by the PSC of DC allow Washington Gas a three-year recovery of prudently incurred environmental response costs and allow Washington Gas to defer additional costs incurred between rate cases. Regulatory orders from the SCC of VA have

AltaGas Ltd. – 2022 Annual Information Form – 22

generally allowed the recovery of prudent environmental remediation costs to the extent they were included in the underlying financial data supporting an application for rate change.

If revisions to applicable environmental laws or regulations require further investigation and remediation to be performed at the sites in the future, Washington Gas could incur a material liability. This liability would be offset by a corresponding regulatory asset. To the extent that any costs are not fully recoverable from customers through regulatory proceedings or from insurance or other potentially responsible persons in any of Washington Gas' jurisdictions, these costs would reduce its earnings and results of operations.

In certain jurisdictions where Washington Gas operates, legislation and other forms of regulation driven by climate goals or other policies intended to reduce carbon or decarbonize — including policy-driven electrification, renewable fuel requirements, building code revisions that reduce or eliminate natural gas in residential or commercial buildings, building performance standards that eliminate natural gas, efficiency standards or other measures — may be, or have been, enacted at the federal, state or local level. For example, D.C. Act 24-528 requires the Mayor to issue final regulations by December 31, 2026 that require all new construction or substantial improvements of commercial buildings (with limited exceptions) to be constructed to a net-zero-energy standard, which is defined to prohibit on-site fuel combustion. In Montgomery County, Maryland, Bill 13-22 will require regulations that establish all-electric building standards for all new construction (with limited exceptions) by December 31, 2026.

This current or future legislation or regulation may impose additional requirements, restrictions, or costs on Washington Gas’ operations or may adversely impact customer growth or usage or may impact Washington Gas' ability to recover costs and maintain reasonable rates. Additionally, current or pending environmental laws and regulations could restrict or impact AltaGas' business operations, financial conditions, and operating expenses (which may or may not be recoverable in customer rates) by providing a cost or other competitive advantage to energy sources other than natural gas, reducing demand for natural gas service and/or the amount of potential new customers, passing on additional costs or restrictions to end users of natural gas, negatively impacting the price of natural gas, increasing the likelihood of litigation, requiring new infrastructure and technology development and implementation, and negatively impacting the overall public perception of AltaGas' services or products that negatively diminishes the value of its brand.

SEMCO Gas
SEMCO Gas had completed its investigation and remediation at the two MGP sites it was responsible for and has received NFA letters from the Michigan Department of Environment, Great Lakes, and Energy for both sites. SEMCO Gas will continue to monitor these sites in the future as required by the NFA letters.

In accordance with an MPSC accounting order, SEMCO Gas’ environmental investigation and remediation costs associated with these MGP sites are deferred and amortized over ten years. Rate recognition of the related amortization expense does not begin until the costs are subject to review by the MPSC in a base rate case. To the extent that any costs are not fully recoverable from customers through regulatory proceedings or from insurance or other potentially responsible persons, these costs would reduce SEMCO Gas’ earnings and results of operations.

As a result of the NFA letters received to date, SEMCO Gas believes that the likelihood of any further liability at either of these sites is remote. However, if applicable environmental laws change that require further investigation and remediation to be performed at the sites in the future, SEMCO Gas could incur a material liability. This liability would be offset by a corresponding regulatory asset.

Environmental, health, and safety regulations may also require SEMCO Gas to install pollution control equipment, modify its operations, or perform other corrective actions at its facilities.

AltaGas Ltd. – 2022 Annual Information Form – 23

U.S. Federal Air and GHG Regulations

Greenhouse Gas Reporting Program
The U.S. GHGRP requires reporting of GHG data and other relevant information from large GHG emission sources, fuel, and industrial gas suppliers, and CO2 injection sites in the United States. A total of 41 categories of reporters are covered by the GHGRP. Facilities determine whether they are required to report based on the types of industrial operations located at the facility, their emission levels, or other factors. Facilities are generally required to submit annual reports under Part 98 of the GHGRP if:

▪GHG emissions from covered sources exceed 25,000 metric tons CO2e per year;
▪Supply of certain products would result in over 25,000 metric tons CO2e of GHG emissions if those products were released, combusted, or oxidized; or
▪The facility receives 25,000 metric tons or more of CO2 for underground injection.

All of AltaGas’ operating facilities and utilities located in the U.S. operate under and comply with the requirements set forth by the GHGRP.

For further discussion of the U.S. federal and state air emission regulations, please see "Business of the Corporation – Corporate/Other Segment – Environmental Considerations Impacting the Corporate/Other Segment".

MIDSTREAM BUSINESS

AltaGas’ Midstream business contributed revenue of $9.0 billion for the year ended December 31, 2022 (2021 - $6.5 billion), representing approximately 64 percent (2021 – 62 percent) of AltaGas’ total revenue before the Corporate/Other segment and intersegment eliminations.

Midstream Business

AltaGas’ Midstream segment is a leading North American platform that connects customers and markets. From wellhead to tidewater and beyond, the Company is focused on providing its customers with safe and reliable service and connectivity that facilitates the best outcomes for their businesses. This includes global market access for North American LPGs, which provides North American producers and aggregators with attractive netbacks for propane and butane while delivering diversity of supply and supporting stronger energy security in Asia.

AltaGas’ Midstream platform is heavily focused on the Montney resource play in Northeastern B.C. and centers around global exports, which is where the Company believes the market is headed for resource development over the long-term. AltaGas also operates a broader set of midstream infrastructure assets across the WCSB and select regions in the U.S., which are all focused on connecting customers and markets in the most efficient manner possible.

There are three core pillars to AltaGas’ Midstream platform that are integral to each other and facilitate the Company’s wellhead to tidewater and beyond value chain. These include:

▪Global Exports, which includes AltaGas’ two LPG export terminals where the Company has capacity to export up to 150,000 Bbl/d of propane and butane to key markets in Asia;
▪Natural Gas Gathering, Processing and Extraction, which includes 1.2 Bcf/d of extraction processing capacity and approximately 1.1 Bcf/d of raw field gas processing capacity, which is heavily focused on the Montney; and

AltaGas Ltd. – 2022 Annual Information Form – 24

▪Fractionation and Liquids Handling platform, which includes 65 MBbl/d of fractionation capacity and a sizable liquids handling footprint.

The Midstream segment also consists of natural gas, crude oil, and NGL marketing business, domestic logistics, trucking and rail terminals, and approximately 3.2 million barrels of liquid storage capability though a network of underground salt caverns through the Company’s Strathcona Storage Joint Venture with ATCO Energy Solutions Ltd, as well as AltaGas’ 10 percent interest in the MVP.

Global Exports
AltaGas' global export assets are focused on providing North American producers global market access and incremental value for NGLs. Global export assets extend AltaGas' integrated value chain and attract additional volumes to the AltaGas system, supporting future growth of the overall Midstream infrastructure platform with current export capacity of up to 150,000 Bbls/d to Asian markets.

On June 23, 2022, the Canada Energy Regulator approved AltaGas' application for a 25-year export license for an additional 46,000 (40,000 Bbls/d plus 15 percent tolerance) Bbls/d of butane. The license will allow AltaGas to export additional Canadian butane volumes through non-seaborne exports into the U.S. via rail, including deliveries to the Company's Ferndale export terminal in Washington State, and potentially the seaborne exports from Ridley Island in British Columbia over the long-term.

RIPET
On October 16, 2015, AltaGas entered into a project agreement with RTI (now Trigon) for RIPET, with construction commencing in April 2017. In May 2017, AltaGas entered into a joint venture agreement with Vopak pursuant to which Vopak acquired a 30 percent interest in RIPET. The commercial operations of RIPET commenced in May 2019, with the first propane shipment departing from the terminal to Asia.

Based on production at AltaGas' Midstream facilities and commercial contracts executed or under negotiation, RIPET ended the year with physical throughput of approximately 63,765 Bbls/d in December of 2022, with the ability to increase throughput to upwards of 80,000 Bbls/d.

The terminal leverages CN’s existing railway network and the deepest harbor in North America to offer Canada’s natural gas producers direct access to international markets and a 15-day shipping advantage versus the U.S. Gulf Coast. With RIPET being the closest North American LPG terminal to Asia, it allows Canadian natural gas and propane producers and aggregators to diversify their market access to Asia, a premium market for propane. RIPET is capable of storing 600,000 Bbls of propane. AltaGas expects to increase throughput from RIPET as it builds on the operational capabilities and global counterparty networks for RIPET. On August 21, 2020, the Canada Energy Regulator granted AltaGas an additional 25 year license to export up to 46,000 Bbls/d of propane to North American and global markets from RIPET, bringing the aggregate propane export capacity under 25 year export licenses to 92,000 Bbls/d. In December 2020, the Minister of Natural Resources approved the additional license.

Ferndale LPG Export Facility

Located approximately 100 miles north of Seattle, the Ferndale terminal represents a strategic outlet point for North American LPG volumes. Like RIPET, it is competitively situated to serve the high-demand Far East market with shorter average shipping times and has a similar competitive arbitrage as RIPET compared to the U.S. Gulf Coast.

Terminal demand is supported through various long-term purchase agreements with Canadian and U.S. suppliers, primarily from key producing regions, processing facilities and refineries in parts of Western Canada and the Northern

AltaGas Ltd. – 2022 Annual Information Form – 25

U.S., including the Bakken in North Dakota. AltaGas also maintains service agreements with numerous Tier 1 rail providers in order to leverage existing railway networks to take advantage of competitively priced product across North America. The terminal is also pipeline connected to two regional refineries, providing additional supply, sales and fee-for-service opportunities for the terminal. The terminal is capable of handling upwards of 75,000 Bbls/d of throughput capacity, with 800,000 Bbls of on-site storage capacity and rail siding capacity for up to 40 railcars.

Natural Gas Gathering, Processing and Extraction
Midstream processing activities are comprised of gathering systems that move natural gas on behalf of producers from the wellhead to AltaGas plants where impurities and certain hydrocarbon components are removed, and the gas is compressed to meet the operating specifications of downstream pipeline systems. AltaGas’ Midstream processing facilities serve customers primarily in the WCSB that deliver natural gas into downstream pipeline systems and can connect producers to the global export markets for LPG. AltaGas has a total net licensed processing capacity of approximately 2.3 Bcf/d, of which approximately 15 percent is capable of processing sour gas. All of AltaGas' processing facilities are capable of extracting NGLs. The main drivers of AltaGas' processing activities are throughput, inlet composition, gathering and processing fees, frac spreads, and operating costs, with several facilities having the benefit of take-or-pay contracts. Throughput is impacted by new well tie‑ins, re-activations, re-completions, well optimizations performed by producers, natural production declines in areas served by AltaGas’ processing facilities, and gas available on the main lines.

On April 12, 2022, AltaGas closed the sale of its interest in the Aitken Creek processing facilities. The disposition was triggered as a result of the operator of the facilities exercising a purchase option.

AltaGas' significant processing facilities are as follows:

2022 Licensed Capacity (Net)
Facility	Location	Interest (%)	Operated / Non-Operated	Licensed Capacity Gas Processing - Net (Mmcf/d)
Townsend	North of Fort St. John, BC	100%	Operated	550
Gordondale	Bonanza, AB	100%	Operated	150
Blair Creek	North of Fort St. John, BC	100%	Operated	120
JEEP	Joffre, AB	100%	Operated	250
EEEP	Edmonton, AB	100%	Operated	390
Empress Pembina (PEEP)	Empress, AB	11%	Non-Operated	135
Harmattan	Sundre, AB	100%	Operated	490
Younger	Taylor, BC	28%	Non-Operated	213
Total				2,298

Townsend Complex
The Townsend complex, which is wholly owned by AltaGas, is a 550 Mmcf/d gas processing facility located approximately 100 km north of Fort St. John and 20 km southeast of AltaGas’ Blair Creek facility. The majority of the processing capacity is contracted with Montney producers in the area under long-term take-or-pay agreements. In addition, the Townsend complex is able to provide NGL handling, treatment, and storage services to producers. Refer to the "Fractionation and Liquids Handling" section below.
A 25 km gas gathering line connects the Blair Creek field gathering area to the Townsend complex.
In August 2018, AltaGas entered into definitive agreements with Kelt to provide an energy infrastructure solution for the liquids-rich Inga Montney development located in British Columbia. In the second quarter of 2020, Townsend 2B and a

AltaGas Ltd. – 2022 Annual Information Form – 26

gas gathering pipeline that connects upstream fields to AltaGas facilities were commissioned, which added 198 Mmcf/d C3+ deep cut gas processing capacity at the Townsend Complex. The expanded facility provided Kelt with firm processing of 75 Mmcf/d of raw gas under an initial 10 year take-or-pay agreement. In the third quarter of 2020, ConocoPhillips acquired oil and gas assets in the Inga/Fireweed/Stoddart division in the Montney area from Kelt. All operating agreements of AltaGas remain in effect with ConocoPhillips since the acquisition.

Gordondale
AltaGas owns 100 percent of the Gordondale facility which has licensed capacity of 150 Mmcf/d for processing sour natural gas. AltaGas operates the facility which is located in the Gordondale area of the Montney reserve area approximately 100 km northwest of Grande Prairie, Alberta. The Gordondale facility processes gas gathered from Birchcliff's Gordondale Montney development under a long-term take-or-pay contract. The plant is equipped with liquids extraction facilities to capture the NGL value for the producer. The plant also has peaking power plant generators which serve as emergency back-up generation for the plant as well as power supply to the grid when demand is high or supply is low.

Blair Creek
AltaGas owns 100 percent of the Blair Creek facility which has licensed capacity of 120 Mmcf/d of natural gas. AltaGas operates the facility which is located approximately 140 km northwest of Fort St. John, British Columbia. The facility processes gas gathered from Montney producers in the area. The plant is equipped with liquids extraction facilities to capture the NGL value for the producer.
JEEP
AltaGas owns 100 percent of JEEP which has processing capacity of 250 Mmcf/d of natural gas and is capable of producing up to 10,400 Bbls/d of ethane and other NGLs.

The plant is adjacent to Nova Chemicals’ Joffre petrochemical complex and recovers ethane and other NGLs from the fuel gas used at the complex. All ethane production from JEEP is sold under a long-term, cost-of-service type contract with Nova Chemicals. AltaGas delivers its NGL production to the Harmattan fractionation plant for further processing. The resulting spec products are sold into markets throughout North America to maximize plant gate netbacks.

EEEP
AltaGas owns 100 percent of EEEP. EEEP is directly connected to the Alberta Ethane Gathering System and to Plains Midstream Canada’s Co-Ed NGL pipeline. The plant has a licensed gross inlet capacity of 390 Mmcf/d of natural gas and gross production capacity of 30,500 Bbls/d of ethane and other NGLs.

The processed gas from the facility supplies end-use markets in the city of Edmonton, Alberta. Almost all of EEEP ethane production capacity is currently sold to ethane buyers under long-term fee-for-service contracts. The NGL production is delivered to a Fort Saskatchewan fractionator for further processing. AltaGas takes the resulting spec products in-kind and sells to North American and global markets, through RIPET, to maximize plant gate netbacks.

Gas is supplied to EEEP under a gas supply agreement with NGTL which includes the right for AltaGas to extract liquids from all gas processed at EEEP.

AltaGas Ltd. – 2022 Annual Information Form – 27

Harmattan
AltaGas owns a 100 percent interest in Harmattan located 100 km north of Calgary, Alberta. Harmattan has natural gas processing capacity of 490 Mmcf/d consisting of sour gas treating, co-stream processing, and NGL extraction. In addition, Harmattan has fractionation and terminalling facilities (see the "Fractionation and Liquids Handling" section below). Harmattan’s raw natural gas supply is based on producer activity in the west‑central region of Alberta. Harmattan is well-positioned as the high-volume, low-cost processing facility in its service area.

At Harmattan, natural gas processing services are provided to approximately 70 producers under contracts with a variety of commercial arrangements and terms. Approximately 17 percent of the natural gas volume processed at Harmattan is done under the terms of the Rep Agreements which have life-of-reserves dedications. The balance of the raw natural gas processed at Harmattan is processed under contracts with terms varying from one month to life-of-reserves. The majority of the contracts provide for fee escalation based on CPI.

The co-stream processing allows the extraction of NGLs from gas in the west leg of the NGTL system using unused capacity in the NGL recovery units at Harmattan. The co‑stream processing has resulted in increased utilization at the plant, with the added benefit that the equipment installed for the co-stream process increases reliability and efficiency for both gas processing and co-streaming customers. AltaGas entered into a 250 Mmcf/d cost-of-service co-stream processing agreement with Nova Chemicals related to ethane and other NGL extraction at Harmattan in 2012 for an initial term of 20 years. AltaGas will deliver all NGLs or co-stream gas products on a full cost-of-service basis to Nova Chemicals.

AltaGas has 45 MW of co-generation capacity in Alberta through three co-generation facilities, each of which can generate 15 MW of power. The co-generation facilities are located at AltaGas' Harmattan facility and have a heat recovery steam generator that is capable of producing all of the steam required to process gas at Harmattan from the waste heat in the exhaust gases from the turbine. Excess electricity from the co-generation units is delivered to the Alberta power market.

AltaGas is currently advancing an opportunity to capture up to 60,000 tonnes/year of carbon emissions at Harmattan. The project involves decommissioning Harmattan’s existing sulfur plant, which significantly reduces the facility’s operational complexity and extends the facility’s turnaround cycle from 4 years to 5 years, which is expected to result in cost savings. Phase 1 of this project, which involves drilling an acid gas injection well, is currently underway.

Management identified environmental issues associated with the prior activities of Harmattan. An environmental allocation agreement is in place with the former operator that allocates the liability. This agreement significantly reduces soil and groundwater contamination liability to AltaGas. See "Risk Factors - Decommissioning, Abandonment, and Reclamation Costs" in this AIF.

Younger
AltaGas owns a 28.33 percent interest in Younger processing and extraction assets and a 50 percent interest in Younger's fractionation and terminalling assets (see the "Fractionation and Liquids handling" section below). Younger has licensed capacity to process up to 750 Mmcf/d of natural gas and AltaGas’ share of such capacity is 213 Mmcf/d. The remaining interest is held by Pembina, which has assumed plant operatorship. Younger processes natural gas transported on the West Coast transmission system and other regional transmission systems to recover NGLs. Natural gas supply to Younger is dependent on the amount of raw gas processed at the McMahon gas plant, which is based on the robust natural gas producing region of northeastern British Columbia.

AltaGas Ltd. – 2022 Annual Information Form – 28

Fractionation and Liquids Handling

Fractionation production is a function of NGL mix volumes processed, liquids composition, recovery efficiency of the plants, and plant on-line time. Due to the integration and inter-connectivity of AltaGas' Midstream assets, the fractionation and liquids handling activities provide integral services to the other Midstream segments and customers by providing NGL products with access to North American and global markets through rail networks, pipelines, RIPET, and the Ferndale terminal.

AltaGas' liquids handling infrastructure consists of NGL pipelines, treating, storage, and truck and rail terminal infrastructure centered around AltaGas’ key Midstream operating assets at RIPET, the Ferndale terminal, Harmattan, and in NEBC, the Townsend complex and the North Pine facility. In the NEBC area, a network of NGL pipelines connects upstream gas plant producers to the AltaGas North Pine facility. The NEBC NGL pipelines consist of three liquids egress lines, with the third line commissioned in the third quarter of 2020, connecting the Townsend complex to the truck terminal on the Alaska Highway (30 km) and AltaGas' North Pine facility (70 km). In addition, NGL and spec propane lines that connect the Townsend complex in the North to the Aitken Creek facilities through the 60 km Aitken Connector NGL pipeline, Canadian Natural Resources Limited's Nig plant through a lateral, and the Tourmaline Gundy facility in the West through a 15 km spec propane line were all commissioned in the first half of 2020. AltaGas' liquids handling infrastructure also consists of a 15,000 Bbls/d NGL treatment facility at the Townsend complex designed to process mercaptan rich NGL volumes delivered from the Townsend complex deep-cut plant and Aitken Connector pipeline.

AltaGas' significant fractionation facilities are as follows:

2022 Licensed Capacity (Net)
Facility	Location	Interest (%)	Operated / Non-Operated	Licensed Capacity NGL Fractionation - Net (Bbls/d)
Harmattan	Sundre, AB	100%	Operated	35,000
Younger	Taylor, BC	50%	Non-Operated	9,750
North Pine	Fort St. John, BC	100%	Operated	20,000
Total				64,750

Harmattan

Harmattan has NGL fractionation capacity of 35,000 Bbls/d, a 450 Bbls/d capacity frac oil processing facility, and a 200 tonnes/d capacity industrial grade CO2 facility. Harmattan is the only deep‑cut and full fractionation plant in its operating area. Fractionation services at Harmattan are provided under contracts with a variety of commercial arrangements and terms, typically fee-for-service revenues. Harmattan fractionation services include a truck terminal for NGL mix delivered from adjacent plants in the area, as well as a rail terminal at Didsbury with a loading capacity of approximately 10,000 Bbls/d.

Younger

AltaGas owns a 50 percent interest in Younger's fractionation, storage, loading, treating and terminalling of NGL facility, with the remaining interest held by Pembina, which operates the plant. While Younger is the only straddle plant in its operating area, the Alliance pipeline competes for local natural gas supply. Pembina is responsible for sourcing AltaGas’ gas supply and AltaGas markets its share of NGLs produced.

North Pine Facility

The North Pine facility is the only custom fractionation plant in B.C., providing area producers with a lower cost, higher

AltaGas Ltd. – 2022 Annual Information Form – 29

netback alternative for their NGLs than transporting and fractionating in Edmonton. Commissioning of the first train of the North Pine facility was completed in 2017. The first train of the North Pine facility is capable of processing up to 10,000 Bbls/d of NGL mix. The second train, commissioned in the first quarter of 2020, provides an additional 10,000 Bbls/d of NGL mix.

The North Pine facility is connected via the North Pine pipelines to the Townsend truck terminal which has a capacity of 10,000 Bbls/d and is contracted through long-term supply agreements with the producers at the Townsend complex. The North Pine facility is also connected to the Tourmaline Gundy facility, and has access to the CN rail network, allowing for the transportation of propane, butane, and condensate to North American markets and propane to global markets via RIPET.

Terminals and Storage Business

AltaGas' Midstream segment also includes a terminals business, which supports its marketing and distribution business by providing the ability to source, transport, process, store, and deliver products through strategically located fixed assets throughout North America. In addition, the terminals business provides various terminalling services to third party customers through take-or-pay or fee-for-service agreements which provide earnings stability through volatile commodity price environments.

The terminals business consists of strategically located crude oil and NGL assets which provide storage, blending, rail and truck logistical support and waterborne LPG export capabilities.

AltaGas' significant terminals are as follows:

2022 Licensed Capacity
Facility	Location	Interest (%)	Operated / Non-Operated	Operational Capacity LPG/NGL/Crude - Gross (Bbls/d)	Storage Capacity - Gross (Bbls)
Griffith LPG Terminal (1)	Griffith, IN	100%	Operated	12,000	700,000
Fort Sask. NGL Terminal (1)	Fort Saskatchewan, AB	100%	Operated	25,000	180,000
Strathcona Storage JV (1)	Fort Saskatchewan, AB	40%	Non-Operated	—	3,215,500
Crude Blending Terminals (1)	Various	100%	Operated	25,700	20,000
Total				62,700	4,115,500
(1)Ownership interest percentages have been updated to reflect the Petrogas Acquisition.

2022 Licensed Capacity
Facility	Location	Interest (%)	Operated / Non-Operated	Storage Capacity - Gross (GJ)
Sarnia Gas Storage	Sarnia, ON	50%	Non-Operated	6.4

Griffith LPG Terminal

Owned and operated by AltaGas, the Griffith LPG terminal directly supports domestic propane and butane marketing efforts. Equipped with inbound and outbound truck and rail infrastructure, the terminal is capable of handling approximately 12,000 Bbls/d, and can be easily expandable to 30,000 Bbls/d. Underground caverns provide 700,000 barrels of storage and rail siding capacity exists for up to 220 railcars. Storage services are provided on a fee for service basis including to pipeline connected refiners.

AltaGas Ltd. – 2022 Annual Information Form – 30

Fort Saskatchewan NGL Terminal

Owned and operated by AltaGas, this facility was built by Petrogas and provides multiproduct storage and handling support to the marketing business while also generating fee-for-service revenues through third party agreements.

Connected to a regional fractionation facility and to the Strathcona Storage Caverns through a 10 km AltaGas constructed and owned pipeline, the Fort Saskatchewan facility is equipped with truck and rail loading and offloading infrastructure, providing 25,000 Bbls/d of throughput capacity. The terminal has rail siding capacity for up to 265 railcars and on-site tank storage for 180,000 Bbls. The terminal is an important staging area for RIPET and Ferndale terminal destined product, providing key export exposure optionality to regional producers.

Sarnia Storage and Crude Oil Terminal JV Agreement

The Sarnia storage and crude oil terminal is a joint venture agreement with Nova Chemicals, providing AltaGas with crude oil storage and crude-to-rail infrastructure accessibility. Situated in southern Ontario, this terminal provides the ability to service crude oil demand needs to eastern refiners and end users through regional rail networks and Enbridge pipeline infrastructure. The joint venture partner supplies and manages the terminal assets, while AltaGas manages the marketing and commercial agreements for the terminal. The right to access the terminal assets under the joint venture arrangement have been recorded as a lease by AltaGas. This terminal provides up to 2.1 million Bbls of crude oil and refined product storage capacity with outbound throughput supported by 10,000 Bbls/d of rail loading capacity. The terminal generates revenue through storage contracts and storage tank leases, rail loading, and term commitments for crude oil supply. The joint venture agreement expires in 2028 and can be renewed at the discretion of the parties.

Strathcona Storage JV

The Strathcona Storage Joint Venture facility is a joint venture with ATCO Energy Solutions Ltd. which is located near Fort Saskatchewan, Alberta. AltaGas holds a 40 percent ownership interest in the facility. The facility is strategically positioned to help satisfy storage needs from increased liquids rich production from the Duvernay and Montney shale basins, while also supporting petrochemical requirements in the Edmonton area. The facility consists of five underground storage salt caverns in service, which have a combined storage capacity of 3,215,500 Bbls. Construction of the fifth cavern was completed in the third quarter of 2022 and is currently storing customer product.

Crude Blending Terminals

Owned and operated by AltaGas, the crude blending terminals consist of five blending terminals located throughout Alberta and Southern Saskatchewan. These terminals blend heavier grade crude oil to meet pipeline specification requirements and are designed to operate at an average capacity of 25,700 Bbls/d. Feedstock is sourced through trucking infrastructure and pipeline connected batteries, with offloading capability through connections to regional pipelines.

Other

AltaGas maintains an assortment of ancillary owned and leased storage assets across North America to support marketing and distribution and terminal efforts. Locations include the Yahk B.C. propane truck terminal, Scranton propane terminal, Guernsey and Edmonton leased crude tanks and various other strategic leased NGL storage at key hubs.

In addition, AltaGas' natural gas storage assets include a 50 percent ownership of the 6.4 GJ Sarnia natural gas storage facility connected to the Dawn Hub in Eastern Canada.

AltaGas Ltd. – 2022 Annual Information Form – 31

Trucking and Wellsite Fluids

Trucking Business

AltaGas' Midstream business includes three primary trucking entities, which provide transportation related services within the WCSB and the United States Pacific Northwest by hauling frac fluid, produced water, crude oil and NGLs between producers, terminals, customers and end users. Trucking operations are instrumental in connecting suppliers and customers to either the AltaGas infrastructure assets, third party terminals, or long-haul transportation to domestic wholesale markets.

In addition to first party volumes, the trucking business maintains various agreements with regional oil and gas production companies for hauling services from remote drilling locations. Agreements could include master service agreements, evergreen term contracts or spot loadings. Third party hauling rates are determined by receipt location, delivery point and length of haul.

Wellsite Fluids and Fuels

Enerchem International Inc. is a Canadian corporation which focuses on the production of drilling and wellsite fluids, and consumer fuels. Through the fractionation of crude oil feedstock, Enerchem produces and distributes proprietary hydrocarbon fluids for drilling oil and gas wells to improve productivity and to resolve oilfield production challenges for downstream producers.

Enerchem operates two primary facilities located in Sundre and Slave Lake, Alberta, which are capable of processing over 1.5 million Bbls of finished products per year. These plants are supported by various ancillary storage and distribution facilities located across the WCSB providing over 150,000 Bbls of storage capacity, strategically placed within the vicinity of active drilling regions.

Other Liquids Handling Services

To support LPG and NGL handling, AltaGas manages a rail logistics network consisting of approximately 4,600 rail cars. AltaGas is active in identifying opportunities to buy and resell NGLs for producers and exchange, reallocate, or resell pipeline capacity and storage to earn a profit. Net revenues from these activities are derived from low risk opportunities based on transportation cost differentials between pipeline systems and differences in commodity prices from one period to another. Margins are earned by locking in buy and sell transactions in compliance with AltaGas’ credit and commodity risk policies. AltaGas also provides energy procurement services for utility gas users and manages the third-party pipeline transportation requirements for many of its gas marketing customers.

AltaGas' marketing business is focused on the purchase, sale, exchange, and distribution of NGLs and crude oil, primarily in proximity to its strategically owned and leased asset base. By leveraging AltaGas' fully integrated infrastructure base and extensive logistical capabilities, the marketing team is able to source competitively priced supply at the key hubs and across various hydrocarbon basins in order to capture arbitrage opportunities derived through regional pricing differentials. Marketing efforts are driven by two primary focuses: 1) domestic NGL and crude oil wholesale, and 2) LPG waterborne exports. AltaGas supports its distribution efforts by maintaining an extensive leased rail fleet. Leases are on a full-service basis and are established on a staggered maturity schedule with multiple lessors to ensure railcar integrity and up-to-date DOT classification.

AltaGas Ltd. – 2022 Annual Information Form – 32

Mountain Valley

AltaGas owns a 10 percent equity interest in Mountain Valley. The proposed FERC regulated interstate natural gas pipeline, which is being developed, constructed, and owned by Mountain Valley (a venture of EQT and other entities), is planned to transport approximately 2.0 Bcf/d of natural gas and to extend 300 miles from Equitrans LP’s system in Wetzel County, West Virginia to Transco’s Station 165 in Pittsylvania County, Virginia.

In the first quarter of 2022, the U.S. Fourth Circuit Court of Appeals (Fourth Circuit Court) issued separate decisions vacating and remanding, on specific issues, the U.S. Forest Service and Bureau of Land Management permits that allow the pipeline to pass through the Jefferson National Forest and the U.S. Fish and Wildlife Service Endangered Species Act Biological Opinion (Biological Opinion). Until the pipeline has a valid Biological Opinion, the Army Corps has stated they will not approve the necessary permits. On February 28, 2023, the U.S. Fish and Wildlife Service issued a revised Biological Opinion. Mountain Valley remains engaged in the permitting process with the relevant federal agencies to obtain the permits necessary to complete the project. The total project costs are expected to be US$6.6 billion with a targeted in-service date during the second half of 2023. As of December 31, 2022, approximately 94 percent of the project is complete, which includes construction of all original interconnects and compressor stations. AltaGas' exposure is contractually capped to the original estimated contributions of approximately US$352 million, which was met as of December 31, 2021. In the fourth quarter of 2021, AltaGas impaired its equity investment in MVP to a carrying value of US$352 million as a result of these ongoing legal and regulatory challenges.

In April 2018, AltaGas entered into a separate agreement with EQM to acquire a 5 percent equity interest in a lateral project to build an interstate natural gas pipeline (MVP Southgate project). The proposed pipeline would receive gas from the Mountain Valley mainline in Pittsylvania County, Virginia and extend approximately 73 miles south to new delivery points in Rockingham and Alamance counties, North Carolina. MVP continues to evaluate the MVP Southgate project, including engaging in discussions with the shipper regarding options for the project and potential changes to the project design and timing in lieu of pursuing the project as originally contemplated. As originally designed, AltaGas' total capital contributions were expected to be approximately US$20 million for the project. In the fourth quarter of 2021, AltaGas impaired its investment in the MVP Southgate project to a carrying value of $nil as a result of these ongoing legal and regulatory challenges.

Competition

As a leading provider of LPG services connecting producers to domestic and global markets, AltaGas has refined its strategy and realigned its assets to increase the utilization of its existing assets and attract future growth while facilitating the delivery of affordable and reliable sources of energy for today and tomorrow. AltaGas’ unique integrated value chain from wellhead to tidewater and beyond offers customers egress solutions and higher netbacks as a result of access to higher value global energy markets, including Asia.

Through its integrated infrastructure value chain, AltaGas is able to connect North American producers from the wellhead to the global LPG markets via RIPET and the Ferndale terminal. With the addition of two VLGCs in 2021 to its value chain that are currently under construction, AltaGas' integrated value proposition is a unique offering that is challenging to replicate. Regardless, ensuring consistent cost competitiveness and the highest netbacks is critical as AltaGas is competing for LPG supply from the WCSB. Currently, RIPET and the Ferndale terminal, at upwards of 150,000 Bbls/d of throughput capacity, account for approximately one third of the LPG demand in the WCSB. The expectation of continued North American natural gas development and the resulting LPG supply/demand imbalance in North America, combined with strong Asian demand, is expected to maintain a robust pricing differential between North America and Asia. AltaGas' structural and locational advantage through RIPET and the Ferndale terminal will enhance producers' netbacks and be highly competitive with other North American LPG exports for LPG supply as AltaGas' global export operations continue to be optimized. To protect and enhance our competitive advantage, logistics optimization is one of AltaGas' top priorities.

AltaGas Ltd. – 2022 Annual Information Form – 33

On the upstream side of the value chain, AltaGas competes with large, sophisticated integrated upstream natural gas exploration and production entities, as well as other midstream entities operating in the WCSB for natural gas processing services. AltaGas' core gas processing facilities are strategically located in liquids rich basins and offer additional services such as LPG fractionation, liquids handling and rail loading. These facilities provide AltaGas' producers and other customers with access to lower cost and higher netback alternatives for their NGLs, the opportunity to market their LPGs regionally and most importantly, attracts supply to AltaGas' export terminals. In 2022, AltaGas processed an average of 1.5 Bcf/d, which is approximately 14 percent of volumes produced in the WCSB. The majority of WCSB processing capacity generally continues to be provided by the upstream natural gas exploration and production companies. With the ability to provide Western Canadian producers a fully integrated value chain, supported by liquids processing and handling and global export capabilities, AltaGas is well positioned to compete for incremental throughput for its existing processing facilities and attract future growth.

Midstream Utilization

AltaGas strives for continued improvement, operational excellence, and maximum utilization of all facilities over which it has operational control and to consistently exceed WCSB average utilization rates. Volume additions at plants, which come from new well tie-ins and from re-activations, re-completions, and well optimizations performed by producers, are offset by natural production declines. Global export volumes are driven by production at AltaGas' Midstream facilities, LPG supply from the WCSB, and various long-term purchase agreements with Canadian and American suppliers.

Global Exports
Average global exports utilization increased to 85 percent in 2022 from 69 percent in 2021, and throughput volumes increased to 101,654 Bbls/d during the year ended December 31, 2022, compared to 89,331 Bbls/d in 2021. There were 68 shipments to Asia during the year ended December 31, 2022, compared to 60 shipments in the same period of 2021. Higher export volumes were primarily the result of increased offtake demand, higher available supply, and improved logistics.

Gas Processing
Average processing facility utilization of core assets decreased to 61 percent in 2022 from 62 percent in 2021 primarily due to the sale of AltaGas' interest in the Aitken Creek processing facilities.

Fractionation
Average fractionation utilization of 65 percent in 2022 is higher than 47 percent utilization in 2021 due to the additional liquids volumes from the NEBC facilities, higher volumes at Younger, and higher trucked-in volumes at Harmattan.
Significant Operating Areas and Customers
Global Exports
As two of the only three LPG terminals operating on the west coast of North America and the only two able to ship with VLGCs and Large Gas Carriers, RIPET and the Ferndale terminal offer significantly reduced shipping times to the Asian LPG markets compared to the other North American LPG terminals that are not located on the west coast. Both terminals are connected to the key North American hubs with rail networks.

AltaGas Ltd. – 2022 Annual Information Form – 34

Processing and Fractionation
Approximately 48 percent of AltaGas’ processing volumes are processed through the Townsend complex, Blair Creek facility, Gordondale facility, and the Younger facility located in the liquids-rich Montney resource play in NEBC.

AltaGas has also fractionation capacity in NEBC through the North Pine facility and Younger facility. The North Pine facility is interconnected to the Townsend complex and is the only custom fractionation plant in British Columbia, providing area producers with a lower cost, higher netback alternative for their NGLs than fractionating in Edmonton.

The JEEP and EEEP facilities are strategically located and take advantage of the gas consumption by the petrochemical industry and the City of Edmonton. Harmattan is a significant service provider with a large capture area in west central Alberta. Many other facilities in the Harmattan area are currently underutilized, providing AltaGas with opportunities to consolidate and increase asset utilization and profitability.

Terminals and Storage

The Fort Saskatchewan NGL terminal is strategically located in the Fort Saskatchewan petrochemical hub, near Edmonton. It is pipeline connected to a regional fractionator with long-term agreements to ship LPGs. The terminal is also pipeline connected to the Strathcona Storage Joint Venture which is located in the same area. The LPG caverns are supporting the supply and logistics capabilities required for the global export business.

Midstream Contractual Arrangements
Global Exports
RIPET and Ferndale terminal annual capacity is currently managed through a combination of merchant supply agreements and tolling arrangements for both propane and butane. AltaGas' plans are to have an increasing amount of RIPET and Ferndale terminal's capacity underpinned by tolling arrangements with focus on creating an integrated value chain for AltaGas' customers and suppliers in the WCSB from the wellhead to the global export markets.

In 2023, AltaGas has in place agreements for the purchase of approximately 60 percent of the propane expected to be shipped from RIPET. Approximately 60 percent of RIPET propane volumes are exported under term and semi-term contracts, while 40 percent are under current year strip or spot contracts.

In 2023, AltaGas also has in place agreements for propane and butane offtake volumes for the purchase of approximately 60 percent of the product expected to be shipped from the Ferndale terminal. Approximately 58 percent of Ferndale terminal propane and butane volumes are exported under term and semi-term contracts, while 42 percent are under current year strip or spot contracts.

Processing and Fractionation

AltaGas gathers, processes, and fractionates natural gas and NGL under contracts with natural gas producers. There are approximately 190 active processing contracts with approximately 103 counterparties. These contracts, in general:

▪Establish fees for the gathering and processing services offered by AltaGas;
▪Establish operating costs flow through to the producers for a significant portion of the contracts;
▪Define the producers’ access rights to gathering and processing services;
▪Establish minimum throughput commitments with producers and use appropriate fee structures to recover invested capital early in the life of the contract where capital investment is required by AltaGas;
▪Define the terms and conditions under which future production is processed at an AltaGas facility; and

AltaGas Ltd. – 2022 Annual Information Form – 35

▪Establish processing fees at several facilities on a take-or-pay basis.

The majority of contracts in place at December 31, 2022 were subject to annual price escalation related to changes in CPI.

Where natural gas reserves have been dedicated under a contract, the contract normally extends beyond one year and up to the life of the reserves, depending on the amount of capital AltaGas has invested in the facility. Where reserves have not been dedicated under a contract or AltaGas has not made a significant capital investment, the contracts are normally subject to termination by either party upon one to three months' notice. Producing wells typically remain connected to a processing system for their entire productive lives.

Natural gas processing facility owners have the right to extract liquids from the natural gas stream, either directly as the owner of the natural gas, or through NGL extraction agreements. The typical commercial arrangement involves the ethane and NGL extraction plant owner contracting with the gas shipper on a natural gas transmission system for the right to extract NGL from the transporter’s natural gas. Ethane and NGL are extracted from the energy content of the shipper’s natural gas.

The value of ethane and NGL extraction is a function of the difference between the value of the ethane, propane, butane and condensate as separate marketable commodities and their heating value as constituents of the natural gas stream. If the components are not extracted and sold at prices that reflect the value for each of the individual commodities, they are sold as part of natural gas and generate revenue for their heating value at the prevailing natural gas price.

Fractionation facilities charge a fee to separate NGL mix into specification propane, butane, and condensate.

Terminals and Storage

The Fort Saskatchewan terminal offloads NGLs from the nearby fractionator and loads propane and butane onto tank trucks and railcars. A portion of the terminal's capacity is dedicated under a long-term agreement to the fractionation facility and provides egress capability for its customers. AltaGas enters into annual and long-term loading agreements with customers in the Fort Saskatchewan hub at the current competitive market based rates.

The Strathcona Storage Joint Venture currently handles propane, butane, and ethylene for customers/owners of the Fort Saskatchewan petrochemical hub. The two ethylene caverns store products under long-term lease agreements underpinned by cost of service models with creditworthy counterparties. The NGL caverns are leased under long-term agreements at market rate storage fees plus reimbursement of operating and maintenance costs.

Environmental Considerations Impacting the Midstream Business

The Midstream business is subject to the following environmental regulations:

Canadian Jurisdictions
Multi-Sector Air Pollutants Regulations
The Multi-Sector Air Pollutants Regulation promulgated under the Canadian EPA, was passed on June 17, 2016. The regulation requires owners and operators of specific industrial facilities and equipment types to meet consistent performance standards across the country. The objectives of the regulations are to limit the amount of NOx emitted from modern (new) and pre-existing (existing), gaseous-fuel-fired non-utility boilers and heaters used in many industrial facilities.

AltaGas Ltd. – 2022 Annual Information Form – 36

AltaGas is currently focused on evaluating and implementing air emissions reductions opportunities to reduce NOx emission associated with its engine, heater, and boiler fleet.

Federal Carbon Pricing
On December 9, 2016, the Government of Canada formally announced the "Pan-Canadian Framework on Clean Growth and Climate Change". As a result, on June 21, 2018, the federal government enacted the GGPPA to implement a carbon pollution pricing system that took effect beginning in 2019, to be applied in provinces and territories that do not have a carbon pricing system that aligns with the federal benchmark.

On October 11, 2022, the Government of Canada amended the GGPPA to establish the federal benchmark carbon price post-2022. These amendments formally set the national minimum price on carbon pollution to 2030. The Government of Canada has also over time strengthened the criteria that all provincial pricing systems across Canada must meet.

The federal carbon pollution pricing scheme is composed of two elements, both of which may impact AltaGas’ business: (1) a carbon levy applied to the distribution of fossil fuels, priced at $65 per tonne in 2023, and then increasing by $15 per year, reaching $170 per tonne of carbon emitted in 2030; and (2) an output-based pricing system for industrial facilities that emit 50,000 tonnes of CO2e per year or more, with an opt-in capability for smaller facilities with emissions below the threshold.

The output-based pricing system will apply to emissions from fuel combustion as well as emissions of synthetically produced GHG’s from industrial processes and products. As of December 31, 2022, AltaGas has three processing facilities that would exceed the 50,000 tonnes of CO2e per year threshold, including two facilities in Alberta and one facility in British Columbia. These facilities will continue to be regulated by the carbon pricing and reporting systems within those provinces. The federal government currently considers the carbon pricing schemes in both Alberta and British Columbia as equivalent to the federal output-based pricing system. The B.C. scheme is also deemed equivalent to the federal carbon levy. In contrast, the federal carbon levy applies in Alberta, which does not have an equivalent regime applicable to the distribution of fossil fuels.
Provincial and territorial carbon pollution pricing systems will continue to be required to meet the strengthened 2023 to 2030 benchmark criteria to be a federally recognized carbon pollution pricing system. The federal government will continue to assess, on an annual basis, whether provinces and territories meet these criteria and whether they can continue to implement their own carbon pollution pricing regimes in lieu of the GGPPA.

Federal Greenhouse Gas Reporting Program
The GHGRP collects information on GHG emissions annually from facilities across Canada. It is a mandatory program for those who meet the requirements. Facilities that emit 10,000 tonnes or more of GHGs, in CO2e per year, must report their emissions to Environment and Climate Change Canada. As of June 1, 2022, ten facilities within the Midstream segment reported to the GHGRP.

Methane Reduction Regulation
ECCC methane reduction regulations that detail requirements to reduce methane emissions through operational and equipment modifications came into effect in January 2020. ECCC’s methane reduction regulations aim to reduce the oil and gas sector emissions by 40 to 45 percent below 2012 levels by 2025. Alberta and British Columbia have drafted their own methane regulations that supersede the federal regulation for provincially regulated assets.

The Alberta methane regulations (AER Directives 060 and 017) set out requirements for flaring, incinerating, and venting in Alberta at all upstream petroleum industry wells and facilities, with specific operational requirements to address fugitive

AltaGas Ltd. – 2022 Annual Information Form – 37

emissions and venting. These operational requirements could result in equipment retrofit, equipment replacement, advanced planning, and investment to ensure compliance. In addition, companies are required to have a fugitive emissions management program that must be designed to reduce fugitive emissions over time and conduct leak detection surveys at their facilities at a prescribed frequency (annually or tri-annually) based on equipment or facility type.

In British Columbia, oil and gas facilities under the Oil and Gas Activities Act - Drilling and Production Regulation are required to conduct leak detection surveys at their facilities at a prescribed frequency (annually or tri-annually) based on equipment or facility type. In addition to the leak detection surveys, natural gas vent limits have been established for various types of oil and gas equipment, which could result in equipment retrofit, equipment replacement, advanced planning, and investment to ensure compliance.

TIER
The TIER regulation in Alberta requires established industrial facilities with GHG emissions above a certain threshold to reduce their emissions. Emission reduction obligations under TIER are determined according to a facility specific benchmark approach, which initially required facilities to reduce emissions intensity by 10 percent relative to the facility's historical production weighted average emissions intensity and increased the stringency of the facility specific benchmark by 1 percent annually. Effective January 1, 2023, the benchmarks for most sectors will increase by 2 percent annually until the benchmark meets a designated high-performance benchmark, which is calculated as the average emissions intensity of the most emissions-efficient facilities in the sector. These benchmark tightening rates were included in an Order in Council, released by the Alberta Minister of Energy on December 14, 2022, which made certain other changes to the TIER regulation that were designed to ensure continued equivalency to the output-based pricing system under the GGPPA. At the same time, the Government of Alberta announced it would be increasing the price of fund credits under the TIER regulation to match the national minimum price on GHG emissions between 2023 and 2030.

Both AltaGas' Harmattan and Gordondale facilities are mandatory participants in the TIER program.

Greenhouse Gas Industrial Reporting and Control Act

On January 1, 2016, the B.C. Greenhouse Gas Industrial Reporting and Control Act came into force to, among other things, ensure LNG facilities in B.C. have an emissions cap. The legislation replaced the previous Greenhouse Gas Reduction (Cap and Trade) Act.

AltaGas' Blair Creek facility, Townsend complex, North Pine facility, RIPET, and other assets in B.C. are subject to the reporting obligations and as of December 31, 2022, are in compliance with the Greenhouse Gas Emission Reporting Regulation.

Carbon Tax Act

AltaGas’ operating facilities in B.C. operate under and comply with requirements set forth by the Carbon Tax Act of B.C. While AltaGas is subject to this tax, some of the compliance costs are recovered through contract recovery mechanisms with its customers. British Columbia established the CleanBC program which provides incentive payments or tax rebates for industrial operations that meet an established emission intensity benchmark. AltaGas participates in these programs and receives carbon tax rebates at its facilities that meet or exceed the emission intensity benchmarks.

Anticipated Policies

Methane Emissions Reduction Plan

On October 11, 2021, the ECCC committed to developing a plan to reduce oil and gas sector methane emissions by at least 75 percent below 2012 levels by 2030. On November 10, 2022, Canada released its proposed framework on how it

AltaGas Ltd. – 2022 Annual Information Form – 38

intends to reach this goal. The proposed amendments expand the scope of existing methane regulations to apply to a wider set of sources, eliminate exclusions, and drive as many individual sources toward zero emissions. ECCC aims to update the regulations by early 2023. AltaGas will continue to monitor and assess the impacts of the amendments on its businesses and operations, as more information becomes available.

GHG Emissions Reduction Plan

On June 29, 2021, the federal government enacted the Net-Zero Act, which legislated a federal commitment to achieve net-zero GHG emissions by 2050 and a nearer-term target of the federal government's Nationally Determined Contribution under the Paris Climate Agreement, which currently is a 40 - 45 percent GHG emissions reduction by 2030. The upstream crude oil and natural gas industry is expected to contribute a significant amount of the reduction needed to achieve these goals. On March 29, 2022, the federal government released the first plan under the Net-Zero Act, the "2030 Emissions Reduction Plan".

In the 2030 Emissions Reduction Plan and a discussion paper which followed, the federal government has proposed to cap and reduce oil and gas sector GHG emissions in order to achieve an overall reduction of GHG emissions from the sector of 32 percent below 2005 levels by 2030. The details of this cap and reduction strategy are still in development and AltaGas continues to actively monitor such developments.

United States Jurisdictions

Washington State

Department of Ecology Reporting of Emissions of Greenhouse Gases

The Department of Ecology has established Greenhouse Gas Reporting requirements for any facility that exceeds the threshold of 10,000 metrics tonnes of CO2e or more per calendar year in total GHG emissions from applicable source categories. If the reporting threshold is exceeded, an annual GHG report must be filed with the Department of Ecology.

As of December 31, 2022, the Ferndale terminal was in material compliance with its GHG emissions reporting requirements.

Cap-and-Invest Program

In 2021, the Washington State Legislature passed the Climate Commitment Act which establishes a comprehensive, market-based cap-and-invest program to reduce carbon pollution and achieve the GHG limits set in state law. Generally, businesses are subject to the program if they generate covered emissions that exceed 25,000 metric tons of CO2e per year. Covered business types include, but are not limited to, fuel suppliers, natural gas and electric utilities, waste-to-energy facilities (starting in 2027), and railroads (starting in 2031).

The cap-and-invest program commences January 2023, and the first emissions allowance auction will take place in the second half of February 2023. AltaGas will continue to monitor and assess the impacts of the program on its businesses and operations, as more information becomes available.

U.S. Federal Air and GHG Regulations
The U.S. GHGRP requires reporting of GHG data and other relevant information from large GHG emission sources, fuel, and industrial gas suppliers, and CO2 injection sites in the United States. A total of 41 categories of reporters are covered by the U.S. GHGRP. Facilities determine whether they are required to report based on the types of industrial operations

AltaGas Ltd. – 2022 Annual Information Form – 39

located at the facility, their emission levels, or other factors. Facilities are generally required to submit annual reports under Part 98 if:

▪GHG emissions from covered sources exceed 25,000 metric tons CO2e per year;
▪Supply of certain products would result in over 25,000 metric tons CO2e of GHG emissions if those products were released, combusted, or oxidized; or
▪The facility receives 25,000 metric tons or more of CO2 for underground injection.

All of AltaGas’ operating facilities located in the U.S. operate under and comply with requirements set forth by the U.S. GHGRP.

CORPORATE/OTHER SEGMENT

The Corporate/Other business consists of power assets and AltaGas' corporate activities, including general corporate investments and other revenue and expense items, such as general corporate overhead and interest expense, which are not directly attributable to AltaGas’ operating business segments. For the year ended December 31, 2022, the revenue for the Corporate/Other business was $100 million excluding intersegment eliminations and risk management and trading activities (2021 – $108 million).

Power Assets
AltaGas' power assets are engaged in the generation and sale of capacity, electricity, ancillary services, and related products, primarily in California. After the sale of Brush II in the second quarter of 2022, AltaGas has 508 MW of installed power capacity from a combination of gas-fired and remaining distributed generation assets, as more particularly set forth in the below table:

Facility	Interest (%)	Capacity (MW)	Type	Geographic Region	Contracted Expiry Date
Blythe	100%	507	Gas-fired	California, U.S.	2027
Distributed Generation	100%	1	Various	Various regions in the U.S.	Various
Total		508

Gas-Fired Generation
▪In southern California, the Blythe Energy Center utilizes gas-fired generation to produce power and serves the transmission grid operated by the CAISO to cover periods of high demand primarily driven by the Los Angeles area. Due to the structure of the long-term PPA with SCE, the majority of the revenue from the facility is derived from being available to produce and not from actual production, therefore providing stable cash flow. The facility is directly connected to an El Paso Gas Company natural gas pipeline for its primary supply and a Southern California Gas Company pipeline as a secondary supply source, and interconnects to SCE and CAISO via a 67‑mile transmission line also owned by Blythe and part of the Blythe Energy Center. In 2019, AltaGas announced the successful recontracting of the Blythe Energy Center to SCE. Under the tolling agreement, SCE has exclusive rights to all capacity, energy, ancillary services, and resource adequacy benefits. The agreement became effective on August 1, 2020 and runs through December 31, 2023. In February 2023, AltaGas reached an agreement with SCE for the purchase of resource adequacy attributes from the Blythe facility for the period from January 1, 2024 through December 31, 2027.

AltaGas Ltd. – 2022 Annual Information Form – 40

Competition
The Blythe Energy Center is contracted under a PPA until December 31, 2023. Under the tolling agreement(s), SCE has exclusive rights to all capacity, energy, ancillary services, and resource adequacy benefits during the PPA term.

Environmental Considerations Impacting the Corporate/Other Segment
AltaGas' power assets included in the Corporate/Other segment are subject to the following environmental regulations:

U.S. Federal Air and GHG Regulations
Clean Air Act
Under the Clean Air Act, the USEPA has the authority to set federal ambient air quality standards for certain air pollutants which apply throughout the U.S. The Clean Air Act could increase regulatory burdens for AltaGas’ natural gas-fired power plants, which emit volatile organic compounds and NO2, by leading to additional control requirements, obligations to obtain emission offsets, or permitting delays.

Individual states must ensure that, at a minimum, their air quality meets the ambient federal standards set by the USEPA. In general, states may choose to impose stricter performance requirements than does the USEPA.

In addition, the Clean Air Act requires certain facilities to obtain construction and operating permits for their air emissions.

As of December 31, 2022, AltaGas’ operating natural gas-fired power generation facility in California was in compliance with its air permit requirements, which are issued in accordance with federal and state emissions standards.

California GHG Regulations
Clean Energy Targets

In late 2022, California passed SB 1020. SB 1020 updates the clean electricity goals and targets previously set by SB 100 in 2018. SB 1020 has added interim targets to SB 100’s policy framework to require renewable and zero-carbon resources to supply 90 percent of all retail electricity sales by 2035 and 95 percent of all electricity retail sales by 2040. SB 1020 also requires that all state agencies must source their energy from 100 percent renewable sources by 2035, ten years sooner than the current law requires. AltaGas will continue to monitor and assess the impacts of SB 1020 on its operations as more information becomes available.

Cap-and-Trade Program

In late 2022, the California Air Resources Board adopted its SP, California’s roadmap for reducing GHG emissions and achieving carbon neutrality. The SP contemplates the continuation, and revisions, to the Cap-and-Trade Program. As of December 31, 2022, AltaGas’ Blythe Energy Center in California was in compliance with the Cap-and-Trade Program requirements. Costs associated with meeting AB 32 and California’s cap-and-trade program have been passed through to the utilities pursuant to the applicable PPA. The SP does not provide specifics as to amendments to the Cap-and-Trade Program, but does suggest the possibility of revisions to allowance supply and other potential changes. Regulated entities should expect revisions to the Cap-and-Trade Program which may impact their operations, although the extent of the revisions and any resulting impacts remains unknown at this time.

AltaGas Ltd. – 2022 Annual Information Form – 41

California Groundwater Regulation
In California, water supply availability can be volatile, particularly as implementation moves forward on the SGMA. SGMA will require adoption of new mandatory requirements with the aim of managing groundwater "sustainably" over the long term. SGMA gives primary responsibility for regulating groundwater to local agencies referred to as GSAs. GSAs must develop plans that allow the maximum quantity of groundwater to be withdrawn without causing the lowering of groundwater levels, reduction of storage, seawater intrusion, degraded water quality, land subsidence, or depletion of interconnected surface water. Although SGMA focuses on groundwater supplies, reduced availability of groundwater might increase surface water demands, whether originating from local or imported surface water supply sources. It is uncertain whether or how SGMA may impact water supplies for Blythe Energy Center. Blythe Energy Center was designed to operate with wastewater capture and other water recycling techniques. Water is reused at Blythe Energy Center in steam generation, reducing the amount of water used by the facility.

CAPITAL STRUCTURE

Description of Capital Structure

The authorized share capital of AltaGas consists of an unlimited number of Common Shares and such number of Preferred Shares issuable in series at any time as have aggregate voting rights either directly or on conversion or exchange that in the aggregate represent less than 50 percent of the voting rights attaching to the then issued and outstanding Common Shares. At December 31, 2022, AltaGas had 281,531,833 outstanding Common Shares, 6,746,679 outstanding Series A Shares, 1,253,321 outstanding Series B Shares, 8,000,000 outstanding Series E Shares, 6,885,823 outstanding Series G Shares, 1,114,177 Series H Shares, 300,000 outstanding Series 2022-A Shares, and 250,000 outstanding Series 2022-B Shares.

On March 31, 2022, AltaGas redeemed all of its 12,000,000 issued and outstanding Series K Preferred Shares for a redemption price equal to $25.00 per Series K Share, together with all accrued and unpaid dividends to, but excluding, the redemption date.

On September 30, 2022, AltaGas redeemed all of its 8,000,000 issued and outstanding Series C Preferred Shares for a redemption price equal to US$25.00 per Series C Share, together with all accrued and unpaid dividends to, but excluding, the redemption date.

The summary below of the rights, privileges, restrictions and conditions attaching to the Common Shares and the Preferred Shares is subject to, and qualified by reference to, AltaGas’ articles and by-laws.

Common Shares
Holders of Common Shares are entitled to one vote per share at meetings of Shareholders, to receive dividends if, as and when declared by the Board of Directors and to receive the remaining property and assets of AltaGas upon its dissolution or winding-up, subject to the rights of shares having priority over the Common Shares.

Preferred Shares (1) (8) (9)
The following table summarizes AltaGas' Preferred Shares outstanding as at December 31, 2022:

AltaGas Ltd. – 2022 Annual Information Form – 42

	Current Yield	Annual dividend per share (2)	Redemption price per share (7)	Redemption and conversion option date (3) (7)	Right to convert into (4)
Series A Shares (5)	3.060%	$0.76500	$25	September 30, 2025	Series B
Series B Shares (6) (7)	Floating	Floating	$25	September 30, 2025	Series A
Series E Shares (5)	5.393%	$1.34825	$25	December 31, 2023	Series F
Series G Shares (5)	4.242%	$1.06050	$25	September 30, 2024	Series H
Series H Shares (6) (7)	Floating	Floating	$25	September 30, 2024	Series G
(1)The Corporation is authorized to issue up to 8,000,000 of Series F Shares, subject to certain conditions, upon conversion by the holders of the applicable currently issued and outstanding series of Preferred Shares noted opposite such series in the table on the applicable conversion option date. If issued upon the conversion of the applicable series of Preferred Shares, Series F Shares are also redeemable for $25.50 on any date after the applicable conversion option date, plus all accrued but unpaid dividends to, but excluding, the date fixed for redemption.
(2)The holders of Series A Shares, Series E Shares, and Series G Shares are entitled to receive a cumulative quarterly fixed dividend as and when declared by the Board of Directors. The holders of Series B Shares and Series H Shares are entitled to receive a quarterly floating dividend as and when declared by the Board of Directors. If issued upon the conversion of the applicable series of Preferred Shares, the holders of Series F Shares will be entitled to receive a quarterly floating dividend as and when declared by the Board of Directors.
(3)AltaGas may, at its option, redeem all or a portion of the outstanding shares for the redemption price per share, plus all accrued and unpaid dividends on the applicable redemption option date and on every fifth anniversary thereafter.
(4)The holder will have the right, subject to certain conditions, to convert their preferred shares of a specified series into preferred shares of that other specified series as noted in this column of the table on the applicable conversion option date and every fifth anniversary thereafter.
(5)Holders of Series A Shares, Series E Shares, and Series G Shares will be entitled to receive cumulative quarterly fixed dividends, which will reset on the redemption and conversion option date and every fifth year thereafter, at a rate equal to the sum of the then five-year Government of Canada bond yield plus 2.66 percent (Series A Shares), 3.17 percent (Series E Shares), and 3.06 percent (Series G Shares).
(6)Holders of Series B Shares and Series H Shares will be entitled to receive cumulative quarterly floating dividends, which will reset each quarter thereafter at a rate equal to the sum of the then 90-day Government of Canada Treasury Bill rate plus 2.66 percent (Series B Shares) and 3.06 percent (Series H Shares). Each quarterly dividend is calculated as the annualized amount multiplied by the number of days in the quarter, divided by the number of days in the year. Commencing December 31, 2022, the floating quarterly dividend rate is $0.41875 per share for Series B Shares and $0.44340 per share for Series H Shares for the period starting December 31, 2022 to, but excluding, March 31, 2023.
(7)Series B Shares can be redeemed for $25.50 per share on any date after September 30, 2015 that is not a Series B conversion date, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption. Series H Shares can be redeemed for $25.50 per share on any date after September 30, 2019 that is not a Series H conversion date, plus all accrued and unpaid dividends to, but excluding, the date fixed for redemption.
(8)The Series 2022-A Shares were issued to Computershare Trust Company of Canada to be held in trust to satisfy AltaGas’ obligations under the Series 1 Indenture, in connection with the issuance of the Subordinated Notes, Series 1. Holders of the Series 2022-A Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2022-A Shares prior to delivery to the holders of the Subordinated Notes, Series 1 following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas. If at any time, AltaGas redeems, purchases for cancellation or repays the Subordinated Notes, Series 1 such number of Series 2022-A Shares with an aggregate issue price equal to the principal amount of Subordinated Notes, Series 1 redeemed, purchased for cancellation or repaid by AltaGas will be redeemed in accordance with the terms of the Series 2022-A Shares.
(9)The Series 2022-B Shares were issued to Computershare Trust Company of Canada to be held in trust to satisfy AltaGas’ obligations under the Series 2 Indenture, in connection with the issuance of the Subordinated Notes, Series 2. Holders of the Series 2022-B Shares shall not be entitled to receive any dividends, nor shall any dividends accumulate or accrue, on the Series 2022-B Shares prior to delivery to the holders of the Subordinated Notes, Series 2 following the occurrence of certain bankruptcy or insolvency events in respect of AltaGas. If at any time, AltaGas redeems, purchases for cancellation or repays the Subordinated Notes, Series 2 such number of Series 2022-B Shares with an aggregate issue price equal to the principal amount of Subordinated Notes, Series 2 redeemed, purchased for cancellation or repaid by AltaGas will be redeemed in accordance with the terms of the Series 2022-B Shares.

AltaGas Ltd. – 2022 Annual Information Form – 43

Preferred Shares may be used by AltaGas for any appropriate corporate purposes, including, without limitation, public or private financing transactions or issuance as a means of obtaining additional capital for use in AltaGas’ business and operations or in connection with acquisitions of other businesses and properties. AltaGas does not intend to use Preferred Shares as a defensive tactic to block take-over bids.

The Board of Directors may divide any unissued Preferred Shares into series and fix the number of shares in each series and the designation, rights, privileges, restrictions, and conditions thereof. The Preferred Shares of each series will rank on parity with Preferred Shares of every other series with respect to accumulated dividends and return of capital and the holders of Preferred Shares will rank prior to the holders of Common Shares and any other shares of AltaGas ranking junior to the Preferred Shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of AltaGas, whether voluntary or involuntary.

The rights, privileges, restrictions and conditions attaching to the Preferred Shares as a class may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing executed by all holders of Preferred Shares entitled to vote on that resolution or passed by the affirmative vote of at least 66⅔ percent of the votes cast at a meeting of holders of Preferred Shares duly called for such purpose.

For the specific rights, privileges, restrictions, and conditions attaching to the currently issued and, as applicable, outstanding: (i) Series A Shares and the Series B Shares, reference should be made to the prospectus supplement of AltaGas dated August 11, 2010; (ii) Series E Shares and Series F Shares, reference should be made to the prospectus supplement of AltaGas dated December 6, 2013; (iii) Series G Shares and Series H Shares, reference should be made to the prospectus supplement of AltaGas dated June 25, 2014; (iv) Series 2022-A Shares, reference should be made to the prospectus supplement of AltaGas dated January 5, 2022; and (v) Series 2022-B Shares, reference should be made to the prospectus supplement of AltaGas dated August 4, 2022. The articles of the corporation and each of the prospectus supplements described herein have been filed with, and may be retrieved from, SEDAR at www.sedar.com.

Debt
AltaGas' total debt is primarily comprised of senior unsecured notes in the form of MTNs, WGL and Washington Gas long-term notes, SEMCO long-term notes, subordinated hybrid notes, draws under bank credit facilities, and short-term debt in the form of commercial paper. For a complete list of such notes and draws currently outstanding, please refer to Notes 15, 16, and 17 of AltaGas’ audited Consolidated Financial Statements as at and for the year ended December 31, 2022 (which has been filed with, and may be retrieved from, SEDAR at www.sedar.com).

GENERAL

Employees
At December 31, 2022, there were 3,045 individuals employed by AltaGas.

December 31, 2022
Utilities	2,203
Midstream	610
Corporate/Other	232
Total	3,045

AltaGas Ltd. – 2022 Annual Information Form – 44

Directors and Officers
As at February 24, 2023, the directors and executive officers of AltaGas, as a group, owned beneficially, directly or indirectly, or exercised control or direction over 2,208,019 of the outstanding Common Shares, or approximately 0.78 percent of the 281,591,363 Common Shares issued and outstanding.
Directors
The number of directors of AltaGas is to be determined from time to time by resolution of the Board of Directors. The number of directors is currently 10, of which 9 are independent directors.

The term of office of any director continues until the next annual meeting of Shareholders following the director’s election or appointment, unless the term ends earlier in the event of death, resignation, removal, disqualification or other reason in accordance with the constating documents of AltaGas. The Shareholders are annually entitled to elect the Board of Directors.

The following table sets forth the names of the directors of AltaGas on February 24, 2023, their municipalities of residence, and their principal occupations within the last five years.

Name of Director, Municipality of Residence, and Position	Principal Occupation During the Past Five Years	Director Since
Victoria A. Calvert (1) Calgary, Alberta, Canada Director
Ms. Calvert is a Corporate Director and a private consultant specializing in executive coaching. She is also Professor Emerita of Business at Mount Royal University in Calgary, where she taught from 1988 to 2018. Ms. Calvert was a Director of the Canadian Alliance of Community Service Learning from 2009 to 2017. Prior to this, she held corporate positions at Hudson's Bay Oil and Gas, the Bank of Nova Scotia and British Petroleum.
November 1, 2015
David W. Cornhill (1) Calgary, Alberta, Canada Director
Mr. Cornhill is a founding shareholder of AltaGas and its predecessors. Mr. Cornhill was Chief Executive Officer from 1994 to 2016 and served as interim Co-CEO from July to December 2018. He was Chairman of the Board from 1994 to April 2019. Prior to forming AltaGas, Mr. Cornhill served in various capacities with Alberta and Southern Gas Co. Ltd., including Vice President, Finance and Administration, Treasurer and President and Chief Executive Officer.
Director of AltaGas (and its predecessors) since April 1, 1994
Randall L. Crawford (2) Naples, Florida, USA Director	Mr. Crawford has been the President and Chief Executive Officer since December 2018. Refer to the disclosure under "Executive Officers" for further information.	December 10, 2018
Jon-Al Duplantier (1) (3) Houston, Texas, USA Director	Mr. Duplantier retired from Parker Drilling Company in July 2020, where he held a number of executive roles since joining in 2009, most recently as President, Rental Tools and Well Services from April 2018. Prior thereto, he served as Senior Vice President, Chief Administrative Officer and General Counsel from April 2014 to March 2018.	February 2, 2021
Robert B. Hodgins (1) Calgary, Alberta, Canada Director
Mr. Hodgins is a CA, CPA and has been an independent businessman since November 2004. Mr. Hodgins served as a non-executive part-time Senior Advisor, Investment Banking for Canaccord Genuity Corp. from September 2018 to May 2022. Mr. Hodgins also held the positions of Chief Financial Officer of Pengrowth Energy Trust, Vice President and Treasurer of Canadian Pacific Limited and Chief Financial Officer of TransCanada PipeLines Limited.
Director of AltaGas (and its predecessors) since March 2, 2005

AltaGas Ltd. – 2022 Annual Information Form – 45

Name of Director, Municipality of Residence, and Position	Principal Occupation During the Past Five Years	Director Since
Cynthia Johnston (1) Victoria, B.C., Canada Director
Ms. Johnston is a Corporate Director. She was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation from 2015 to 2017. From 2011 to 2015, she held various positions, including Executive Vice President, Enterprise Risk and Corporate Services and Executive Vice President Corporate Services. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta Inc.
July 25, 2018
Pentti O. Karkkainen (1) West Vancouver, B.C., Canada Chair of the Board
Mr. Karkkainen is the Chair of the Board. He was a co-founder and General Partner of KERN Partners from 2000 to 2014, and was the firm’s Senior Strategy Advisor from 2014 until his retirement in 2015. Prior thereto, Mr. Karkkainen was the Managing Director and Head of Oil and Gas Equity Research at RBC Capital Markets.
July 25, 2018
Phillip R. Knoll (1) Kelowna, B.C., Canada Director
Mr. Knoll is a Corporate Director. He is a Professional Engineer and served as President of Knoll Energy Inc., a private consulting company from 2006 until 2021. Mr. Knoll served as interim Co-CEO of AltaGas from July to December 2018. He was CEO of Corridor Resources Inc. from October 2010 to September 2014. Prior thereto, Mr. Knoll held senior roles with a number of companies, including Duke Energy Gas Transmission, Maritimes & Northeast Pipeline, Westcoast Energy Inc., TransCanada Pipelines Limited and Alberta Natural Gas Company Ltd.
November 1, 2015
Linda G. Sullivan (1) Moneta, Virginia, USA Director
Ms. Sullivan is a Corporate Director. She was Executive Vice President and Chief Financial Officer at American Water Works Company, Inc. from 2016 until her retirement in August 2019, and prior thereto was Senior Vice President and Chief Financial Officer from 2014. Prior to joining American Water Works, she held various roles with the Edison International companies during her 22 years there, including Senior Vice President and Chief Financial Officer at Southern California Edison Company.
January 9, 2020
Nancy G. Tower (1) Halifax, N.S., Canada Director
Ms. Tower served as President and Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Incorporated, from December 2017 until 2021. From 2014 to 2017, she was the Chief Corporate Development Officer of Emera. Since joining Emera in 1997, Ms. Tower has held several senior positions in corporate finance and in operations at Emera and with its subsidiaries, including Controller and Vice President, Customer Operations of Nova Scotia Power Inc., Chief Financial Officer of Emera, and Chief Executive Officer of Emera Newfoundland and Labrador.
January 9, 2020
(1)Independent director. The Board has determined that all directors other than Mr. Crawford are independent under National Instrument 52-110.
(2)Mr. Crawford, as current CEO of the Corporation, is not considered independent.
(3)Mr. Duplantier was an officer of Parker Drilling Company (Parker) from 2009 until July 2020. Parker and certain of its U.S. subsidiaries (collectively, the Debtors) commenced voluntary Chapter 11 proceedings and filed a prearranged Joint Chapter 11 Plan of Reorganization under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. The Plan was subsequently amended and was confirmed by the Bankruptcy Court on March 7, 2019. The Plan became effective on March 26, 2019 and the Debtors emerged from the Chapter 11 Cases.

AltaGas Ltd. – 2022 Annual Information Form – 46

AltaGas has four standing committees of the Board of Directors: (1) Audit, (2) Governance, (3) Human Resources and Compensation (HRC), and (4) Environment, Health and Safety (EH&S). The members of each of these committees as of February 24, 2023 are identified below:

Director	Audit Committee	Governance Committee	HRC Committee	EH&S Committee
Victoria A. Calvert		■	■
David W. Cornhill				■
Jon-Al Duplantier		■	■
Cynthia Johnston	■			Chair
Pentti O. Karkkainen
Robert B. Hodgins	■	■
Phillip R. Knoll		Chair		■
Linda G. Sullivan	Chair		■
Nancy G. Tower	■		Chair

AltaGas Ltd. – 2022 Annual Information Form – 47

Executive Officers
The names, municipality of residence and position of each of the current executive officers of AltaGas are as follows:

Name of Officer, Municipality of Residence, and Position with AltaGas Ltd.	Principal Occupation During the Past Five Years
Randall L. Crawford Naples, Florida, USA President and Chief Executive Officer Director
President and Chief Executive Officer of AltaGas since December 2018. Prior to joining AltaGas, Mr. Crawford was with EQT Midstream Partners, LP from 2012 to 2017, most recently as Executive Vice President and Chief Operating Officer, and with EQT Corporation as Senior Vice President and President Midstream, Commercial and Distribution from 2007 to 2017.

D. James Harbilas Calgary, Alberta, Canada Executive Vice President and Chief Financial Officer
Executive Vice President and Chief Financial Officer of AltaGas from June 2019. Prior to joining AltaGas, Mr. Harbilas was the Executive Vice President and Chief Financial Officer of Enerflex Ltd. from 2007.

Corine R.K. Bushfield Airdrie, Alberta, Canada Executive Vice President, Chief Administrative Officer
Executive Vice President, Chief Administrative Officer of AltaGas from December 2016. Senior Vice President and Chief Financial Officer of Long Run Exploration Ltd. from March 2013 to September 2016. Vice President and Assistant Controller of Encana Corporation from 2010 to March 2013.

Donald M. Jenkins McLean, Virginia, USA Executive Vice President and President Utilities, President of Washington Gas Light Company
Executive Vice President and President, Utilities of AltaGas from December 2019. President of WGL and Washington Gas from December 2019. Prior thereto, Mr. Jenkins was with EQT Corporation from 2012, most recently as Chief Commercial Officer.

Randy W. Toone Calgary, Alberta, Canada Executive Vice President and President, Midstream
Executive Vice President and President, Midstream from January 2019. Executive Vice President and Acting President from July to December 2018. Executive Vice President Gas from June 2017. Executive Vice President, Commercial and Business Development from December 2016 to June 2017. Chief Operating Officer of CSV Midstream Solutions from July 2014 to November 2016. Country Manager of TAG Oil Ltd. from May 2013 to June 2014. Other roles with AltaGas prior to 2014 include President Utilities, President Gas, and Co-President Gas.

Bradley B. Grant Calgary, Alberta, Canada Executive Vice President, Chief Legal Officer and Corporate Secretary
Executive Vice President and Chief Legal Officer of AltaGas since July 2018. Also appointed Corporate Secretary of AltaGas in April 2022. Prior thereto, Vice President and General Counsel of AltaGas from May 2015. Partner with the law firm of Stikeman Elliott LLP from January 2004 to May 2015.

Shaheen Amirali Calgary, Alberta, Canada Executive Vice President, Chief External Affairs and Sustainability Officer	Executive Vice President, Chief External Affairs and Sustainability Officer from October 2020. Also served as Corporate Secretary until May 2021. Prior thereto, Senior Vice President and Corporate Secretary from May 2019, Vice President and Corporate Secretary from October 2017, Associate General Counsel from January 2017 and Senior Corporate Counsel from 2007 to 2016.

Audit Committee
Composition of the Audit Committee
The Committee is currently comprised of four members, Linda Sullivan, Robert Hodgins, Cynthia Johnston and Nancy Tower. Ms. Sullivan assumed the role of chair of the Committee on March 5, 2022. All of the members of the Committee are independent and financially literate as defined under Canadian securities law.

AltaGas Ltd. – 2022 Annual Information Form – 48

Relevant Education and Experience
Ms. Sullivan was Executive Vice President and Chief Financial Officer at American Water Works Company, Inc. from 2016 until 2019, and prior thereto was Senior Vice President and Chief Financial Officer from 2014. Prior to joining American Water Works, she held various roles with the Edison International companies, last serving as Senior Vice President and Chief Financial Officer at Southern California Edison Company from 2009 to 2014. Ms. Sullivan began her career in public accounting as an auditor with Arthur Andersen. Ms. Sullivan has over 30 years of utility finance and regulatory experience. She received her Certified Public Accountant designation (inactive) and Certified Management Accountant designation in 1991 and 1996, respectively. Ms. Sullivan holds a Bachelor of Science in Business Administration and Accounting from Portland State University. Ms. Sullivan is the chair of the audit committee at NorthWestern Energy, a U.S. public company.

Mr. Hodgins was the Chief Financial Officer at Pengrowth Energy Trust from 2002 to 2004. Mr. Hodgins was Vice President and Treasurer at Canadian Pacific Limited from 1998 to 2002 and Chief Financial Officer of TransCanada PipeLines Limited from 1993 to 1998. Mr. Hodgins has an Honours Degree in Business from the Richard Ivey School of Business at the University of Western Ontario, and is a CA, CPA in Ontario and Alberta. He has served on a number of public company audit committees, and is currently chair of the audit committee of MEG Energy Corp. and serves on the audit committee of Gran Tierra Energy Inc.

Ms. Johnston was Executive Vice President, Gas, Renewables and Operations Services at TransAlta Corporation from 2015 to 2017. From 2011 to 2015, she held a number of other executive positions with TransAlta, including Chief Operating Officer of TransAlta Renewables Inc., President, TAMA Transmission, and Executive Vice President, Enterprise Risk and Corporate Services. Prior thereto, Ms. Johnston held various executive leadership positions with TransAlta and FortisAlberta. In these roles, she had financial oversight responsibilities and actively supervised financial officers and public accountants. She also had executive accountability for the enterprise risk management function of a large publicly traded company. She is on the audit committee of Russel Metals Inc., a public company, and has served on the audit committees of other private entities, including as chair. She holds a Bachelor of Arts in Economics from the University of Calgary and a Masters in Applied Economics from the University of Victoria.

Ms. Tower served as President and Chief Executive Officer of Tampa Electric Company, a regulated electric utility and a subsidiary of Emera Incorporated in Tampa, Florida from 2017 until her retirement in 2021. Prior thereto, she was the Chief Corporate Development Officer of Emera from 2014 to 2017. From 1997 until 2014, Ms. Tower held several senior positions in corporate finance and in operations at Emera and with its subsidiaries, including Controller and Vice President, Customer Operations of Nova Scotia Power Inc., Chief Financial Officer of Emera, and Chief Executive Officer of Emera Newfoundland and Labrador. Ms. Tower holds a Bachelor of Commerce from Dalhousie University and received her Fellow Chartered Accountant designation in 1985. She serves on the audit committees of Finning International Inc. and the Toronto-Dominion Bank.

Pre-Approval Policies and Procedures
As set forth in the Committee’s charter, the Committee must pre-approve services provided by the external auditor and has direct responsibility for overseeing the work of the external auditor.

AltaGas Ltd. – 2022 Annual Information Form – 49

External Auditor Service Fees by Category
The fees billed by Ernst & Young LLP (E&Y), AltaGas’ external auditor, during 2022 and 2021 were as follows:

Category of External Auditor Service Fee (1) ($ millions)	2022	2021
Audit fees	$3.5	$4.2
Audit-related fees (2)	0.4	0.3
Tax compliance fees (3)	0.4	0.3
All other fees (4)	0.3	0.4
Total	$4.6	$5.2
(1)Due to the timing of invoices received, $1.8 million of fees relating to 2021 were paid in 2022.
(2)Represents the aggregate fees billed by E&Y for assurance and related services that were reasonably related to the performance of the audit or review of AltaGas’ financial statements and were not reported under "Audit fees". During 2022 and 2021, the nature of the services provided included: review of prospectuses and security filings; research of accounting and audit-related issues; specified audit procedures; review of the change in accounting principle related to pensions; internal controls assessment; cost allocation manual audits; environmental, social, and governance services; and registration costs for the Canadian Public Accountability Board.
(3)During 2022 and 2021, the nature of the services provided was for tax consultations, tax compliance, and transfer pricing.
(4)Represents the aggregate fees billed by E&Y for products and services, other than those reported with respect to the other categories of service fees, as well as any out-of-pocket costs incurred. During 2022 and 2021, the nature of the services provided was for translation services and an assessment of IT risk management and cyber security.

RISK FACTORS

Set forth below is a summary of certain risk factors relating to AltaGas and the business of AltaGas. The risks described below are not an exhaustive list of all risks, nor should they be taken as a complete summary of all the risks associated with the applicable business being conducted. Security holders and prospective security holders of AltaGas should carefully review and consider the risk factors set out below as well as all other information contained and incorporated by reference in this AIF before making a decision on investment and should consult their own experts where necessary. Information regarding AltaGas’ risk management activities can be found in AltaGas’ management information circular dated March 10, 2022 and will also be included in AltaGas’ management information circular for its 2023 annual meeting of Shareholders.
Conflict in Eastern Europe
While AltaGas’ operations have not been, and are unlikely to be, directly impacted by it, the current conflict between Ukraine and Russia and the international response has, and may continue to have, potential wide-ranging consequences for global market volatility and economic conditions, including energy and commodity prices, which may, in turn, increase inflationary pressures and interest rates. Certain countries, including Canada and the United States, have imposed strict financial and trade sanctions against Russia, which have, and may continue to have, far-reaching effects on the global economy and energy and commodity prices. The short-, medium- and long-term implications of the conflict in Ukraine are difficult to predict with any certainty at this time and there remains uncertainty relating to the potential direct and indirect impact of the conflict on AltaGas, and it could have a material and adverse effect on AltaGas' business, financial condition and results of operations. Depending on the extent, duration, and severity of the conflict, it may have the effect of heightening many of the other risks described in this AIF.

AltaGas Ltd. – 2022 Annual Information Form – 50

Health and Safety

The ownership and operation of AltaGas’ business is subject to hazards of gathering, processing, transporting, fractionating, storing, and marketing hydrocarbon products, including, without limitation, blowouts, fires, explosions, gaseous leaks, releases and migration of harmful substances, hydrocarbon spills, corrosion, and acts of vandalism and terrorism. Any of these hazards can interrupt operations, impact AltaGas’ reputation, cause loss of life or personal injury, result in loss of or damage to equipment, property, information technology systems, related data and control systems, and cause environmental damage that may include polluting water, land or air.

Further, such ownership and operations carry the potential for liability related to worker health and safety, including, without limitation, the risk of any or all of government imposed orders to remedy unsafe conditions, potential penalties for contravention of health and safety laws, licenses, permits and other approvals, and potential civil liability.

Operating Risk
AltaGas’ businesses are subject to the risks normally associated with the operation and development, and storage and transportation of natural gas, NGL, LNG, LPG, and power systems and facilities, including, without limitation, mechanical failure, transportation problems, physical degradation, operator error, manufacturer defects, constraints on natural resource development, delay of or restrictions for projects due to climate change policies and initiatives, protests, activist activity, sabotage, terrorism, failure of supply, weather, wind or water resource deviation, catastrophic events and natural disasters, fires, floods, explosions, earthquakes, and other similar events. These types of events could result in injuries to personnel, third parties, including the public, damage to property and the environment, as well as unplanned outages or prolonged downtime for maintenance and repair. Among other things, these events typically increase operation and maintenance expenses and reduce revenues. The occurrence or continuation of any of these events could increase AltaGas’ costs and reduce its ability to process, store, transport, deliver, or distribute natural gas, NGLs, LNG, and LPG, and result in significant losses for which insurance may not be sufficient or available. Environmental damage could also result in increased costs to operate and insure AltaGas’ assets and have a negative impact on AltaGas’ reputation and its ability to work collaboratively with stakeholders.

As AltaGas continues to grow and diversify its energy infrastructure businesses, the risk profile of AltaGas may change. Operating entities may enter into or expand business segments where there is greater economic exposure and more "at-risk" capital.

Infrastructure

As utilities infrastructure matures, several of AltaGas’ utilities have implemented replacement programs to replace aging infrastructure. If certain pipelines and related infrastructure were to become unexpectedly unavailable for delivery of current or future volumes of natural gas because of repairs, damage, spills or leaks, or any other reason, it could have a material adverse impact on financial conditions and results of operation of the utilities business. Although the costs of infrastructure replacement programs are typically recovered in rates, ongoing capital is required to fund such programs. In addition, operating issues resulting from maturing infrastructure such as leaks, equipment problems and incidents, including, without limitation, explosions and fire, could result in injuries to personnel, third parties, including the public, damage to property and the environment, as well as unplanned outages or prolonged downtime for maintenance and repair, legal liability, repair and remediation costs, increased operating costs, increased capital expenditures, regulatory

AltaGas Ltd. – 2022 Annual Information Form – 51

fines and penalties, and other costs and a loss of customer confidence. Any liabilities resulting from the occurrence of these events may not be fully covered by insurance or rates.

Natural Gas Supply Risk

Adequate supplies of natural gas and pipeline and storage capacity may not be available to satisfy committed obligations as a result of economic events, natural occurrences, and/or failure of a counterparty to perform under gas purchase, capacity, or storage contracts and, accordingly, could have a material adverse effect on AltaGas’ business, financial conditions and cash flow.

In addition, Washington Gas and SEMCO Gas must acquire additional interstate pipeline transportation or storage capacity and construct transmission and distribution pipe to deliver additional capacity into growth areas on its system. The specific timing of any larger customer additions to its market may not be forecasted with sufficiently long lead time and the availability of these supply options to serve any of its customer additions may be limited by market supply and demand, the timing of participation in new interstate pipeline construction projects, local permitting requirements, and the ability to acquire necessary rights of way. These limitations could result in an interruption in Washington Gas or SEMCO Gas' ability to satisfy the needs of some of its customers.

Volume Throughput

AltaGas’ businesses process, transport, and store natural gas, ethane, NGLs, and other commodities. Throughput within the business is dependent on a number of factors, including the level of exploration and development activity within the WCSB, the long-term supply and demand dynamics for the applicable commodities, and the regulatory and stakeholder environment for market participants. Notably, as a result of the development of non-conventional shale gas supplies in North America, the price of natural gas in North America has declined and there has been a shift towards richer, wet gas with higher NGL content. Areas with dryer gas have seen depressed activity. Countering this impact has been the increase in LNG exports from the U.S. Gulf Coast which has produced a more international gas market where prices in North America are influenced by global trends more directly than before. These factors and industry trends may result in AltaGas being unable to maintain throughput in certain areas. Consequently, AltaGas may be exposed to declining cash flow and profitability arising from reduced natural gas, ethane, and NGL throughput and from rising operating costs.

Service Interruptions

Service interruption incidents that may arise through unexpected major power disruptions to facilities or pipeline systems, third-party negligence or unavailability of critical replacement parts could cause AltaGas to be unable to safely and effectively operate its assets. This could adversely affect AltaGas’ business operations and financial results.

Transportation of Petroleum Products

AltaGas' operations include transportation by truck and rail of petroleum products, including NGLs, crude oil, and other refined products. NGLs are transported from natural gas producers to RIPET and the Ferndale terminal by rail and truck and are delivered to customers by marine transport. Shipments may be impacted by service delays, inclement weather, rail car availability, rail car derailment, other transport incidents, protests, activist activities, or strikes, and could adversely impact volumes or the price received for product or impact its reputation or result in legal liability, loss of life or personal injury, loss of equipment or property, or environmental damage. Costs for environmental damage, damage to property, and/or personal injury in the event of a transportation incident involving petroleum products have the potential to be significant. Major Canadian railways have adopted standard contract provisions designed to shift liability for third-party claims to shippers. In the event that AltaGas is ultimately held liable for any damages resulting from its activities relating to rail or marine transport of petroleum products, and for which insurance is not available, or increased costs or obligations

AltaGas Ltd. – 2022 Annual Information Form – 52

are imposed on AltaGas as a result of new regulations, AltaGas’ business, operations, and financial condition may be adversely impacted. In addition, in instances where transport is not available, AltaGas may not be able to procure substitute transportation and, as a result, may experience an adverse impact on its operations at RIPET, the Ferndale terminal or other assets.

Market Risk

AltaGas is exposed to market risks resulting from fluctuations in commodity prices and interest rates, in both North American markets and, with respect to the export business, offshore markets. In these markets, commodity supply and demand is affected by a number of factors including, without limitation: the significant cost of inflation; the amount of the commodity available to specific market areas either from the wellhead or from storage facilities; demand for product; changing customer preferences and behaviours; prevailing weather patterns; the U.S., Canadian and Asian economies; the occurrence of natural disasters; and pipeline restrictions. In addition, the retail energy marketing business is exposed to pricing of certain ancillary services provided by the power pool in which it operates. The fluctuations in commodity prices are beyond AltaGas’ control and, accordingly, could have a material adverse effect on AltaGas’ business, financial condition, and cash flow.

Inflation

An inflationary economy over an extended period of time could increase certain operating and capital costs across AltaGas' operating businesses and throughout its supply chains. High inflation rates could also negatively impact AltaGas' key input costs, including labour and materials. Inflationary pressures could also increase the amount of capital that needs to be raised by the Company and the costs of such capital. Governmental action, such as the imposition of higher interest rates or wage controls, may also negatively impact AltaGas' costs and magnify the impacts of other risks identified in this AIF, including those relating to the Company's indebtedness, other financial risks and interest rate risks. Continued inflation, any governmental response thereto, and any corresponding significant increase in costs could adversely affect AltaGas' business, operations or financial results. Economic conditions can affect customers’ demand and ability to pay for service, which could adversely affect the Company.

General Economic Conditions

AltaGas’ operations are affected by the condition and overall strength of the global economy and, in particular, the economies of Canada and the U.S. During economic downturns, the demand for the products and services that AltaGas provides and the supply of or demand for power, natural gas, and NGLs may be adversely affected. The occurrence of periods of poor economic conditions or low or negative economic growth could have an adverse impact on AltaGas’ results and restrict AltaGas’ ability to make dividends to Shareholders.

Cyber Security, Information, and Control Systems

AltaGas’ business processes are increasingly reliant upon information systems and automation provided by infrastructure, technologies, and data. A failure of these information systems could lead to the impairment of business processes, and there is a risk of cascading failure of information systems leading to the impairment of multiple business processes. The risk of cyber-attacks is increasing, with strong evidence of the energy industry being specifically targeted. In addition, AltaGas collects and stores sensitive information in the ordinary course of business, including personal information in respect of its employees and proprietary information in respect of its stakeholders, including customers, suppliers, and investors.

Increased volume and sophistication of targeted cyber-attacks have been seen since the declaration of the global COVID-19 pandemic and ongoing conflict between Russia and Ukraine. Work from home arrangements and remote

AltaGas Ltd. – 2022 Annual Information Form – 53

access to the Corporation's systems pose heightened risk of cyber security and privacy breaches and may put additional stress on the Corporation's IT infrastructure. A failure of such infrastructure could severely limit AltaGas' ability to conduct ordinary operations. Similarly, the conflict between Russia and Ukraine poses a heightened risk of cyber security breach from more sophisticated, state sponsored attackers. To date, AltaGas’ systems have functioned capably, and it has not experienced a material impact to its operations as a result of an IT infrastructure issue.

Security breaches of AltaGas’ information technology or operational technology infrastructure, including, without limitation, cyber-attacks and cyber-terrorism, or other failures of AltaGas’ information technology and operational technology infrastructure could result in disruptions of natural gas distribution operations and other operational outages, ability to operate safely, delays, damage to assets, the environment or to AltaGas’ reputation, diminished customer confidence, lost profits, lost data including, without limitation, the unauthorized release of customer, employee, financial, or company data that is crucial to AltaGas’ operational security or could adversely affect the ability to deliver and collect on customer bills, increased regulation and other adverse outcomes, including, without limitation, material legal claims and liability or fines or penalties under applicable laws which adversely affect its business operations and financial results. If any of AltaGas' systems are damaged, fail to function properly, or otherwise become unavailable, AltaGas may incur substantial costs to repair or replace them.

AltaGas relies on third parties and managed service providers for various services. If these third parties undergo cyber-attacks, the services they provide AltaGas could be disrupted. The disruption could interfere with AltaGas’ ability to conduct its business, which in turn could negatively affect AltaGas’ financial condition and reputation. Additionally, the theft, damage, or improper disclosure of sensitive data held by these third parties may subject AltaGas to adverse consequences.

Climate-Related Risks

AltaGas may be subject to both physical and transition risks related to climate change.

Physical Risks

Acute physical risk exposure is associated with the frequency and severity of climate-related physical hazards such as wildfires, floods, and storms which may negatively impact AltaGas’ assets, operations or supply chain by causing damages or interruptions that may require AltaGas to perform emergency repairs or incur material unplanned expenses. Extreme weather events may also impact AltaGas' ability to access its assets, cause operational difficulties or increase the risk of injury to employees or contractors as a result of dangerous weather conditions. Chronic climate-related physical risks arise from progressive shifts in climate patterns over the longer-term, such as increasing temperatures, sea level rise and changes in precipitation that may adversely impact AltaGas’ assets, operations or supply chain or lower aggregate customer demand from affected markets. Any long-term physical climate-related impacts may have a material adverse effect on the business of the Company, its reputation, financial condition, results of operations and cash flows.

Transition Risks

Climate-related transition risks arise as the global economy shifts to reduce GHG emissions and lower its impact on the environment. The pace and magnitude of climate change and associated impact on AltaGas' businesses varies in each operating jurisdiction. AltaGas is exposed to climate-related policy, market, technology, reputational and legal risks associated with the global transition to a lower carbon economy.

AltaGas Ltd. – 2022 Annual Information Form – 54

i.Climate-Related Legislation, Regulation and Policy

AltaGas' facilities and operations are, and may become subject to, current and emerging local, provincial, state, federal and international climate change legislation, regulation and policies designed to manage or limit GHG emissions or restrict natural gas usage. Carbon taxes, levies and various carbon abatement programs, among other legislation, regulation and policies, are active or may become active across some or all of AltaGas’ operating areas and the scope, pricing and compliance requirements under these programs may continue to increase. The direct or indirect costs and obligations imposed on AltaGas and its customers to comply with these regulations, including carbon pricing regimes, may have a material adverse effect on AltaGas’ business, financial condition or results of operations.

Additionally, AltaGas may become subject to emerging climate-related reporting requirements, including GHG emissions reporting, that could introduce mandatory disclosure for reporting issuers, and/or other entities if implemented. Emerging voluntary reporting requirements such as those published by international climate-related standard setting bodies could also impact AltaGas' disclosure requirements if broadly adopted by peer companies or required by stakeholders such as investors, credit agencies and lenders. These disclosure requirements, whether mandatory or voluntary, may also require significant investments in data collection, monitoring, reporting and verification, including in respect of data generated by third parties, and high quality data may not always be available. The direct or indirect cost of compliance with these climate-related reporting requirements, the inability to meet future regulatory reporting requirements, unexpected changes in reporting requirements and methodologies, the inability to collect comprehensive and high quality data or the current and future expectations of stakeholders, including investors, may adversely affect the Company’s reputation, financial condition, ability to obtain regulatory permits or approvals and raise capital.

ii.Climate-Related Market Risk

AltaGas is exposed to market risks, including as a result of fluctuations in commodity prices, consumer preferences, foreign exchange rates and interest rates. Increased commodity prices or other market factors such as inflation could have a negative impact on customer affordability which, in turn, may reduce demand for AltaGas' natural gas products. Higher natural gas prices result in increased direct costs for AltaGas’ utility businesses which, in turn, impacts the price customers pay. The increased costs may impact customer decisions in the short-term and reduce the amount of natural gas used. Over the longer-term, increased commodity prices may result in customers switching from natural gas to alternative energy sources, negatively impacting the long-term demand for AltaGas’ services. Sustained long-term increases in commodity prices could shift customer behavior and encourage the transition away from natural gas to alternative energy sources. Such increases could also materially increase the costs of materials required for AltaGas to operate its business.

Changing customer preferences towards lower-carbon energy sources may reduce the demand for AltaGas' product and services over the longer-term. Government incentives and regulatory requirements to transition energy usage towards lower-carbon or alternative energy sources, such as electrification or renewable or low carbon fuels, may also impact the long-term purchasing behaviors of AltaGas’ customers and adversely impact the demand for the Company’s services.

iii.Climate-Related Technology Risk

Technology advancements and improvements may impact the pace of GHG emission reduction strategies that could affect AltaGas and its customers. Changes in energy consumption by customers as a result of the availability of and incentive to invest in energy efficient technologies have the potential to reduce customer demand and adversely impact AltaGas' business.

Emerging technologies that may be deployed in connection with GHG emission reduction strategies include the use of co-generation facilities, acid gas injection, carbon capture and storage, advanced leak detection and methane capture technologies. The cost to acquire and implement technology required to reduce the carbon intensity of AltaGas' assets

AltaGas Ltd. – 2022 Annual Information Form – 55

and operations, and the availability of that technology in the future, is difficult to predict given the uncertainty and pace of change with respect to advancements in emerging technologies. Increasing costs to acquire or implement technologies, or an inability to procure and deploy such technologies, could negatively impact AltaGas’ capital spending, operating costs or impact the rate of return on new projects.

iv.Climate-Related Reputational Risk

With increased public scrutiny related to climate change and reducing environmental impact, increasing public opposition to the energy industry may impact AltaGas' business and its reputation could become unfavorable. As governments and regulatory bodies increasingly focus on mitigating the risks associated with global climate change, there is reputational risk associated with AltaGas' ability to meet potential increasingly stringent regulatory requirements, achieve its emissions reduction targets and meet the expectation of its stakeholders. Climate-related reputational risk cannot be managed in isolation from other forms of climate-related risks.

Additionally, with the increased public focus on climate change and support for the energy transition, the energy industry is exposed to the risk of increased activism related to the continued processing, transportation and distribution of oil and natural gas products, even where such activities are conducted in compliance with applicable laws. Activism in the form of protests, demonstrations or blockades could result in temporary disruptions to AltaGas' operations. AltaGas may also be subject to opposition from special interest groups resulting in regulatory process delays, which can impact schedules and increase costs. Furthermore, activism may impact AltaGas' ability to obtain or maintain permits and regulatory approvals or negatively impact the anticipated timing and costs associated with capital projects.

Damage to AltaGas’ reputation could result in negative investor sentiment towards the Company and could limit its ability to access capital or decrease the price and liquidity of AltaGas’ shares.

v.Climate-Related Legal Risk

In the course of its business, AltaGas may be subject to lawsuits and other claims related to its alleged role and impact on climate change, GHG emissions, or alleged misleading information with respect to the climate-related impacts of AltaGas' products and services or the Company's climate-related commitments. In addition, AltaGas may be required to obtain legal or regulatory approval on projects from regulators or stakeholders in order to conduct its business, which may become the subject of legal proceedings seeking to overturn such approvals. Costs associated with the resolution of any climate-related legal proceedings, even with respect to claims that have no merit, or failure to obtain required approvals could result in delays or cancellation of projects, adversely impacting the financial position or operating results of the Company.

Environmental Regulation

AltaGas is also subject to and may become subject to current and emerging environmental regulations beyond climate-related regulations. These regulations may apply to AltaGas' water usage, waste handling and disposal, air emissions, land use and other potential environmental-related impacts. AltaGas faces uncertainties related to future environmental laws and regulations affecting its business and operations. Existing environmental laws and regulations may be revised or interpreted more strictly, and new laws or regulations may be adopted or become applicable to AltaGas, which may result in increased compliance costs or additional operating restrictions, each of which could reduce AltaGas’ earnings and adversely affect AltaGas’ business. Compliance with these regulations could significantly increase capital spending, operating expenses, facility downtime or impact the affordability of rates charged to customers.

The Midstream and Utilities segments are subject to environmental regulation pursuant to local, provincial, state, territorial, and federal legislation. Environmental legislation places restrictions and prohibitions on land and water use as well as on various substances discharged to the air, land, and water in association with certain Utilities and Midstream

AltaGas Ltd. – 2022 Annual Information Form – 56

operations. AltaGas’ operations are required to obtain and comply with a variety of environmental licenses, permits, approvals, and registrations. In addition to the license and permit requirements, provincial, state, territorial, and federal legislation may require that end of life assets be abandoned, remediated, and reclaimed to the satisfaction of provincial, state, federal, or territorial authorities. Failure to comply with applicable environmental legislation can result in civil or criminal penalties, environmental contamination clean-up requirements, and government orders affecting future operations. It is possible that increasingly strict environmental laws, regulations, and enforcement policies, and potential claims for damages and injuries to property, employees, other persons, and the environment resulting from current or discontinued operations, could result in substantial costs and liabilities in the future. Environmental risks from AltaGas’ operations can typically include, but are not limited to: air emissions, such as sulphur dioxide, nitrogen oxides, particulate matter and greenhouse gases; potential impacts on land; the use, storage, or release of chemicals or hydrocarbons; the generation, handling, and disposal of wastes and hazardous wastes; and water impacts.

See sections "Environmental Regulation", "Business of the Corporation – Utilities Business – Environmental Regulations Impacting the Utilities Business", "Business of the Corporation – Midstream Business – Environmental Regulations Impacting the Midstream Business", "Business of the Corporation – Corporate/Other Segment - Environmental Regulations Impacting the Corporate/Other Segment" of this AIF.

Regulatory
AltaGas’ businesses are subject to extensive and complex laws and regulations in the jurisdictions in which they carry on business. Regulations and laws are subject to ongoing policy initiatives, and AltaGas cannot definitively predict the future course of regulations. Changes in the regulatory environment may be beyond AltaGas’ control and may significantly affect AltaGas' businesses, results of operations, and financial conditions. Pipelines and facilities can be subject to common carrier and common processor applications and to rate setting by the regulatory authorities in the event an agreement on fees or tariffs cannot be reached with producers. The export and import of energy is also subject to regulatory approvals. Power facilities are subject to regulatory approvals and regulatory changes in tariffs, market structure, and penalties. Washington Gas and SEMCO Gas operate in regulated marketplaces where regulatory approval is required to afford the utilities the opportunity to earn their regulated returns that provide for recovery of costs and a return on capital and may limit the ability to make and implement independent management decisions, including, without limitation, setting rates charged to customers, determining methods of cost recovery, and issuing debt. Earnings of AltaGas’ regulated utilities may be impacted by a number of factors, including, without limitation, (i) changes in the regulator-approved allowed return on equity and common equity component of capital structure; (ii) changes in rate base; (iii) changes in gas delivery volumes; (iv) changes in the number and composition of customers; (v) variances between actual expenses incurred and forecast expenses used to determine revenue requirements and set customer rates; and (vi) recovery of unplanned costs through rate cases. Changes to regulatory and environmental laws could increase AltaGas’ operating costs and require enhanced disclosures. Increased expenditures could include capital expenditures, operating expenditures, and decommissioning, abandonment, and reclamation costs, which may not be recoverable in the marketplace or through rate cases. These changes could adversely affect AltaGas, resulting in current operations and projects becoming less profitable or uneconomic and could require significant investment to develop new technologies.

Litigation

In the course of its business, AltaGas is subject to lawsuits and other claims. Defense and settlement costs associated with such lawsuits and claims can be substantial, even with respect to lawsuits and claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding could have a material adverse effect on the financial position or operating results of AltaGas.

AltaGas Ltd. – 2022 Annual Information Form – 57

Changes in Laws
Applicable laws, including, without limitation, international trade laws and tariffs, environmental laws, policies, or government incentive programs may be changed in a manner that adversely affects AltaGas through the imposition of restrictions on its business activities or by the introduction of regulations that increase AltaGas’ operating costs. There can be no assurance that applicable laws, policies, or government incentive programs relating to energy infrastructure will not be changed in a manner which adversely affects AltaGas.

Income tax laws relating to AltaGas may be changed in a manner that adversely affects its shareholders. This includes, without limitation, taxation and tax policy changes, tax rate changes, new tax laws, and revised tax law interpretations that may individually or collectively cause an increase in AltaGas’ effective tax rate.

AltaGas may face regulatory and financial risks related to pipeline safety legislation seeking to require increased oversight over pipeline operations and increased investment in and inspections of pipeline. Additional operating expenses and capital expenditures may be necessary to remain in compliance with the increased federal oversight resulting from such proposals. While AltaGas cannot predict with certainty the extent of these expenses and expenditures or when they will become effective, the adoption of such proposals could result in significant additional costs to AltaGas' businesses. AltaGas' utilities may be unable to recover from customers through the regulatory process all or some of these costs which could impact the ability to earn its authorized rate of return on these costs.

Indigenous and Treaty Rights

Indigenous peoples assert and claim, or have established, Aboriginal and/or Treaty rights and/or Aboriginal title in relation to a substantial portion of the lands and waters in Canada and the United States. Governments in Canada have a duty to consult with and, where appropriate, accommodate Indigenous peoples where the rights of Indigenous peoples may be affected by a government action or decision. AltaGas operates in territories in which Indigenous groups have claimed Aboriginal and/or Treaty rights. Such claims, if advanced, could conflict with development activity and, if successful, could have a significant adverse effect on matters, including, without limitation, natural gas production, the development of natural gas and NGL extraction projects in Alberta and British Columbia, and the operations of RIPET in British Columbia and Ferndale in Washington State. The potential impacts on such matters could have a materially adverse effect on AltaGas’ business and operations, including, without limitation, the volume of natural gas processed at AltaGas’ facilities, or on the operation or development of facilities for gathering and processing, energy exports, natural gas distribution, storage, power generation, or extraction and transmission.

AltaGas cannot predict whether Aboriginal and/or Treaty rights and/or Aboriginal title claims will affect its ability to conduct its business and operations as currently undertaken or as may be undertaken in the future in such regions. Furthermore, any failure to reach an agreement, or resolve any conflict or disagreement that may arise, with an Indigenous group could have a material adverse effect on AltaGas’ business, financial condition, and results of operations.

In June 2021, the British Columbia Supreme Court ruled in the case of Yahey vs. British Columbia that the rights of the BRFN under Treaty 8 had been breached by the cumulative impacts of industrial developments within BRFN’s traditional territory over many years. The Court determined that B.C.’s regulatory mechanisms for assessing and taking into account the cumulative effects of development on rights conveyed to Indigenous peoples under Treaty 8 were lacking, and that B.C. may not continue to authorize activities that breach the promises included in Treaty 8. AltaGas operates natural gas processing facilities in the Treaty 8 area located in B.C., and requires continued volumes of natural gas production in this region in order to grow and sustain these developments. The Court has required B.C. to consult with Treaty 8 Nations for the purpose of establishing timely enforceable mechanisms to assess and manage the cumulative impact of industrial development on Treaty rights. As a result of the Court’s decision, B.C. paused development in the Treaty 8 area pending reaching agreement with BRFN in respect of development within Treaty 8. On October 7, 2021, B.C. reached an initial agreement with BRFN which allowed the projects which were permitted or authorized prior to the Court decision to proceed. On January 18, 2023, B.C. and BRFN reached agreement on development within Treaty 8, which includes

AltaGas Ltd. – 2022 Annual Information Form – 58

measures to protect wildlife, forest and land resources and share revenue from oil and gas development. The agreement further limits new petroleum and natural gas development and contemplates a new planning regime for future oil and gas activities. The Court decision could have potentially significant impacts on continued and future natural gas development in Treaty 8 and could extend to other areas in Canada where similar claims may be made. The final agreement between BRFN and B.C. may potentially impact AltaGas’ operations within the Treaty 8 area, however, the specific impact on AltaGas’ operations is unknown at this time.

On September 7, 2022, Duncan’s First Nation initiated a claim with the Court of Queen’s Bench of Alberta alleging that the cumulative effects of development activity have breached Alberta’s obligations to Duncan’s First Nation under Treaty 8. A ruling has not been made regarding the claim. AltaGas operates natural gas processing facilities in the Treaty 8 area located in Alberta. AltaGas cannot predict the outcomes of any ruling in this claim or the potential impacts of any ruling on AltaGas’ operations.

Dependence on Certain Partners

AltaGas co-owns certain facilities with joint venture partners. Failure by the operators of these facilities to operate at the cost or in the manner projected by AltaGas could negatively affect AltaGas’ results. In addition, for non-wholly owned subsidiaries, AltaGas relies on other investors to fulfill their commitments and obligations in respect of the project or facility. AltaGas has entered into various types of arrangements with joint venture partners for any or all of the construction, operation or ownership of certain facilities. Certain of these partners may have or develop interests or objectives which are different from or even in conflict with the objectives of AltaGas. AltaGas does not have the sole power to direct the business and operations of such facilities and AltaGas faces the risk of being impacted by partners’ decisions and by potential disagreements regarding operations and other business decisions. Any such differences could have a negative impact on the success of such facilities.

Political Uncertainty, Civil Unrest, Terrorist Attacks and Threats, Escalation of Military Activity in Response to these Attacks or Acts of War, and other Civil Unrest or Activism

Uncertainty exists with regard to the political climate in the jurisdictions where AltaGas operates. Changes in social, political, regulatory, or economic conditions, or in laws and policies governing environment, development, tax, foreign trade, investment or energy could materially adversely affect AltaGas' business and operations.

There have been significant incidents of civil unrest in areas where AltaGas operates. To the extent that civil unrest is accompanied by disruption to transportation routes, damage to infrastructure, violence or destruction, AltaGas' personnel, physical facilities, and operations may be placed at risk and financial and operational results may be adversely impacted.

Terrorist attacks and threats, escalation of military activity or acts of war, or other civil unrest or activism may have significant effects on general economic conditions and may cause fluctuations in consumer confidence and spending and market liquidity, each of which could adversely affect AltaGas' business. Future terrorist attacks, rumors or threats of war, actual conflicts involving the US or Canada, or military or trade disruptions may significantly affect AltaGas' operations and those of its customers. Strategic targets, such as energy related assets, may be at greater risk of future attacks than other targets in the US and Canada. In addition, increased environmental activism against pipeline construction and operation could potentially result in work delays, reduced demand for AltaGas' products and services, increased legislation or denial or delay of permits and rights-of-way. Finally, the disruption or a significant increase in energy prices could result in government-imposed price controls. It is possible that any of these occurrences, or a combination of them, could adversely affect AltaGas' business, operations or financial results.

AltaGas Ltd. – 2022 Annual Information Form – 59

Decommissioning, Abandonment, and Reclamation Costs

AltaGas is responsible for compliance with all applicable laws and regulations regarding the decommissioning, abandonment and reclamation of its facilities at the end of their economic life, the costs of which may be substantial. It is not possible to predict these costs with certainty since they are a function of regulatory requirements at the time of decommissioning, abandonment and reclamation and the actual costs may exceed current estimates which are the basis of the asset retirement obligation shown in AltaGas’ financial statements. In particular, management has identified environmental issues associated with the prior activities of Harmattan and the Utilities. There are indications of significant groundwater and soil contamination resulting from Harmattan’s prior activities. There is a risk that the costs of addressing these environmental issues could be significant.

As well, Washington Gas has recorded environmental liabilities for costs expected to be incurred to remediate sites where Washington Gas or a predecessor affiliate operated manufactured gas plants. Estimates of liabilities for environmental response costs are difficult to determine with precision because of the various factors, including the likely effects of inflation, that can affect their ultimate level. See the section "Business of the Corporation – Utilities Business – Environmental Considerations Impacting the Utilities Business".

Reputation
AltaGas places great importance on establishing and maintaining positive relationships with its stakeholders, including, without limitation, within the communities in which AltaGas operates, regulators, and local Indigenous peoples. There is an increasing level of public concern and scrutiny relating to the perceived effect of natural resources activities, including, without limitation: exploration, development, production, processing, and transportation; on certain environmental and social aspects such as overall environmental performance, emissions, air and water quality, noise, dust, land, and ecological disturbance; and employment and economic development opportunities. Opposition to natural resources activities by communities, special interest groups (including non-governmental organizations), or Indigenous peoples may ultimately impact AltaGas, including its ability to obtain or maintain permits, the anticipated timing and costs associated with capital projects, its operations, shareholder confidence, and its reputation. Recent and proposed regulatory changes could increase the ability of special interest groups to object to and/or delay certain capital projects. See "Changes in Laws" above. Publicity adverse to AltaGas’ operations, AltaGas’ partners, or others operating in the energy industry generally, could have an adverse effect on AltaGas and its operations. While AltaGas is committed to operating in a socially responsible manner, there can be no assurance that its efforts in this respect will mitigate this potential risk.

Weather Data
The utilities and natural gas distribution business is highly seasonal, with the majority of natural gas demand occurring during the winter heating season, the length of which varies in each jurisdiction in which AltaGas’ utilities operate. Natural gas distribution revenue during the winter typically accounts for the largest share of annual revenue in the Utilities business. There can be no assurance that the long-term historical weather patterns will remain unchanged. Annual and seasonal deviations from the long-term average can be significant. In Maryland and Virginia, Washington Gas has in place regulatory mechanisms and rate designs intended to stabilize the level of net revenues that it collects from customers by eliminating the effect of deviations in customer usage caused by variations in weather from normal levels and other factors such as conservation. If Washington Gas’ rates and tariffs are modified to eliminate these provisions, then Washington Gas would be exposed to significant risk associated with weather.

The operations of AltaGas’ retail energy-marketing business are weather sensitive and seasonal, with a significant portion of revenues derived from the sale of natural gas to retail customers for space heating during the winter months, and from the sale of electricity to retail customers for cooling during the summer months. Weather conditions directly influence the volume of natural gas and electricity delivered to customers. Weather conditions can also affect the short-term pricing of

AltaGas Ltd. – 2022 Annual Information Form – 60

energy supplies that the retail energy-marketing business may need to procure to meet the needs of its customers. Similarly, AltaGas’ Midstream business is seasonal due to the tendency of storage and transportation spreads to increase during the winter. Deviations from normal weather conditions and the seasonal nature of these businesses can create large fluctuations in short-term cash requirements and earnings for these businesses.

Capital Market and Liquidity Risks
AltaGas may have restricted access to capital and increased borrowing costs. As AltaGas’ future capital expenditures will be financed out of cash generated from operations, borrowings, and possible future equity sales, AltaGas’ ability to finance such expenditures is dependent on, among other factors, the overall state of capital markets and investor demand for investments in the energy industry generally and AltaGas’ securities in particular.

To the extent that external sources of capital become unavailable or available on onerous terms or otherwise limited, AltaGas’ ability to make capital investments and maintain existing assets may be impaired, and its assets, liabilities, business, financial condition, results of operations, and dividends may be materially and adversely affected as a result.

If cash flow from operations is lower than expected or capital costs for these projects exceed current estimates, or if AltaGas incurs major unanticipated expenses related to construction, development, or maintenance of its existing assets, AltaGas may be required to seek additional capital to maintain its capital expenditures at planned levels. Failure to obtain financing necessary for AltaGas’ capital expenditure plans may result in a delay in AltaGas’ capital program or a decrease in dividends.

Washington Gas and the SPE made certain ring-fencing commitments, such that the assets of the Ring-Fenced Entities will not be available to satisfy the debt or contractual obligations of any Non-Ring-Fenced Entity.

Interest Rates

AltaGas is exposed to interest rate fluctuations on variable rate debt. Interest rates are influenced by Canadian, U.S., and global economic conditions beyond AltaGas’ control and, accordingly, could have a material adverse effect on AltaGas’ business, financial condition and cash flow.

Internal Credit Risk
Credit ratings affect AltaGas’ ability to obtain short-term and long-term financing and the cost of such financing. Additionally, the ability of AltaGas to engage in ordinary course derivative or hedging transactions and maintain ordinary course contracts with customers and suppliers on acceptable terms depends on AltaGas’ credit ratings.

A reduction in the current rating on AltaGas’ debt by one or more of its rating agencies below an investment grade rating would adversely affect AltaGas’ cost of financing and its access to sources of liquidity and capital.

In addition, a downgrade in AltaGas’ credit ratings may affect AltaGas’ ability to, and the associated costs to, (i) enter into ordinary course derivative or hedging transactions and may require AltaGas to post additional collateral under certain of its contracts, and (ii) enter into and maintain ordinary course contracts with customers and suppliers on acceptable terms.

Additionally, with respect to WGL, a reduction in credit rating could lead to higher borrowing costs. Merger-related commitments placed limitations on Washington Gas' ability to recover increased costs of financing from customers if caused by the ongoing affiliation of AltaGas and its affiliates. Therefore, a downgrade in AltaGas' or WGL's credit ratings could adversely affect earnings or cash flows by limiting Washington Gas’ ability to earn its allowed rate of return. Credit ratings are intended to provide investors with an independent measure of credit quality of any issuer of securities. The credit ratings assigned to AltaGas’ securities by the rating agencies are not recommendations to purchase, hold, or sell

AltaGas Ltd. – 2022 Annual Information Form – 61

the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. Any rating may not remain in effect for any given period of time or may be revised or withdrawn entirely by a rating agency in the future if in its judgment circumstances so warrant.

Foreign Exchange Risk
AltaGas' functional currency is the Canadian dollar. AltaGas is exposed to foreign exchange risk through its investments in the U.S. and is exposed to foreign exchange risk through its export business. Changes in the Canadian dollar/U.S. dollar exchange rate could impact the earnings of AltaGas, the value of the U.S. investments, and the cash generated from the U.S. businesses. AltaGas operates internationally, with an increasing amount of the Corporation’s net income earned outside of Canada. As a result, AltaGas may experience a discrepancy between the currencies in which liabilities are incurred and the currency in which revenues are generated. This could adversely affect AltaGas’ results due to the imposition of additional taxes and cost of currency exchange.

Debt Financing, Refinancing, and Debt Service

AltaGas relies on debt financing for some of its business activities, including capital and operating expenditures. The credit facilities and long-term senior unsecured notes have defined terms and there are no assurances that AltaGas will be able to refinance any or all of the borrowings at their maturity. In addition, there are no assurances that AltaGas will be able to comply at all times with the covenants applicable under its current borrowings, nor are there assurances that AltaGas will be able to secure new financing that may be necessary to finance its operations and capital growth program. Any failure of AltaGas to secure refinancing, to obtain new financing, or to comply with applicable covenants under its borrowings could have a material adverse effect on AltaGas' financial results, including its ability to maintain dividends to Shareholders. Further, any inability of AltaGas to obtain new financing may limit its ability to support future growth.

Borrowings or additional borrowings made by or on behalf of AltaGas will affect the leverage of the business. Interest and principal payments on such borrowings will take precedence over cash dividends and may increase the level of financial risk in the operations of AltaGas. AltaGas’ debt prohibits the payment of dividends at any time at which a default or event of default would exist under such debt, or if a default or event of default would exist as a result of paying a dividend.

If AltaGas is unable to refinance debt obligations at the time of maturity or is unable to refinance on equally favourable terms, the level of cash dividends to Shareholders may be affected. Details regarding the maturity dates of debt facilities can be found in Note 16 to AltaGas' audited Consolidated Financial Statements as at and for the year ended December 31, 2022.

AltaGas believes that the existing credit facilities will be sufficient for its immediate requirements and has no reason to believe that it will not be able to renew its existing credit facilities or refinance its long-term senior unsecured notes on commercially reasonable terms. However, continued uncertainty in the global economic situation means AltaGas, along with other energy companies, may have restricted access to capital and increased borrowing costs. AltaGas’ ability to raise debt is dependent upon, among other factors, the overall state of the capital markets, the quality of AltaGas’ credit ratings, and investor appetite for investments in the energy industry and AltaGas’ securities in particular. The ability to make scheduled payments on or to refinance debt obligations depends on the financial condition and operating performance of AltaGas, which is subject to prevailing economic and competitive conditions and to certain financial, business, and other factors beyond its control. As a result, AltaGas may be unable to maintain a level of cash flow from operations sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness. These conditions could have an adverse effect on the industry in which AltaGas operates and its business, including future operating and financial results. There can be no assurance that AltaGas’ cash flow will be adequate for future financial obligations or that additional funds will be able to be obtained.

AltaGas Ltd. – 2022 Annual Information Form – 62

Counterparty and supplier risk
Significant delays and disruption in global supply chains may lead to a shortage of available products and higher prices. To the extent AltaGas is unable to secure products required for its operations at acceptable pricing or at all, it may result in delays in planned operational activities and higher costs of doing business. AltaGas could also face increased exposure that contract counterparties could fail to meet their obligations to AltaGas. Such non-performance by a significant counterparty could adversely affect AltaGas' operations and financial results.

Technical Systems and Processes Incidents

Failure of key technical systems and processes to effectively support information requirements and business processes may lead to AltaGas’ inability to effectively and efficiently measure, record, access, analyze, and accurately report key data. This could result in increased costs and missed business opportunities.

Growth Strategy Risk
It is possible that the strategy AltaGas has implemented and plans to continue implementing in 2023 and onwards will not be as successful as projected. A failure to fully realize the anticipated benefits of AltaGas' strategy could have a negative impact on AltaGas' results, including causing the failure to achieve all or any targets provided in its financial guidance.

Construction and Development
The construction and development of AltaGas’ projects and their future operations are subject to changes in the policies and laws of both Canadian and U.S. federal, provincial, state, and local governments, including, without limitation, regulatory approvals and regulations relating to the environment, land use, health, culture, conflicts of interest with other parties, and other matters beyond the direct control of AltaGas.

The construction of AltaGas’ pipeline assets have experienced and may continue to experience legislative and regulatory obstacles, and the construction and operation of these assets are subject to hazards, equipment failures, supply chain disruptions, personnel issues, and related risks, which could result in decreased values of these investments, including impairments, and/or delays to their in-service dates, which would negatively affect results of operations. For instance, AltaGas is required to test certain assets for impairment on either an annual basis or when events or circumstances occur which indicate that the carrying value of such assets might be impaired. That testing might result in the impairment of assets, including goodwill, property, plant and equipment, intangible assets, or certain investments.

Because these assets are interconnected with facilities of third parties, the operation of these facilities could also be adversely affected by unexpected or uncontrollable events occurring on the systems of such third parties. These events could further delay the in-service date of AltaGas' projects or disrupt operations on these projects, which could have an adverse effect on AltaGas’ financial results.

Underinsured and Uninsured Losses
There can be no assurance that AltaGas will be able to obtain or maintain adequate insurance coverage at all or at rates it considers reasonable. Further, there can be no assurance that available insurance will cover all losses or liabilities that might arise in the conduct of AltaGas’ business. The occurrence of a significant uninsured claim, a claim in excess of the insurance coverage limits maintained by AltaGas, or a claim that falls within a significant self-insured retention could have a material adverse effect on AltaGas’ business or its results. Further, significant insured claims could lead to an increased cost of operating and insuring AltaGas’ assets in the future.

AltaGas Ltd. – 2022 Annual Information Form – 63

Impact of Competition in AltaGas’ Businesses

AltaGas faces strong competition in its Retail Energy Marketing business. It competes with other non-regulated retail suppliers of natural gas and electricity, as well as with the commodity rate offerings of electric and gas utilities. Increases in competition, including utility commodity rate offers that are below prevailing market rates, may result in a loss of sales volumes or a reduction in growth opportunities. AltaGas’ Midstream business competes with other midstream infrastructure and energy services companies, wholesale energy suppliers, and other non-utility affiliates of regulated utilities to acquire natural gas storage and transportation assets. AltaGas’ Corporate/Other segment faces many competitors in the commercial energy systems business, including, for government customers, companies that contract with customers under Energy Savings Performance Contracting and other utilities providing services under UESC and, in the renewable energy market, other developers, tax equity investors, distributed generation asset owner firms and lending institutions. These competitors may have diversified energy platforms with multiple marketing approaches, broader geographic coverage, greater access to credit and other financial resources, or lower cost structures, and may make strategic acquisitions or establish alliances among themselves. There can be no assurances that AltaGas can compete successfully, and its failure to do so could have an adverse impact on AltaGas’ results of operations and cash flow.

Counterparty Credit Risk
AltaGas is exposed to credit-related losses in the event that counterparties to contracts fail to fulfill their present or future obligations to AltaGas. AltaGas has credit risk relating to, among others, counterparties to the sale, purchase, and delivery of commodity, transportation capacity, energy system design and construction, investment terms, as well as long-term contracts including PPAs, EPAs, and take-or-pay agreements. While the majority of AltaGas’ counterparties are of investment grade quality, AltaGas can provide no assurance as to whether the credit quality of its counterparties will remain at current levels or decline. In addition, for non-wholly owned subsidiaries, AltaGas relies on other investors to fulfill their commitments and obligations in respect of the project or facility. In the event such entities fail to meet their contractual obligations to AltaGas, such failures may have a material adverse effect on AltaGas’ business, financial condition, results of operations, and prospects.

Composition Risk

The extraction business is influenced by the composition of natural gas produced in the WCSB and processed at AltaGas’ facilities. The composition of the gas stream has the potential to vary over time due to factors such as the level of processing done at plants upstream of AltaGas’ facilities and the composition of the natural gas produced from reservoirs upstream of AltaGas’ facilities.

Collateral
AltaGas is able to obtain unsecured credit limits from its counterparties in order to procure natural gas and NGL supply and services for its energy services business. If counterparties’ credit exposure to AltaGas exceeds the unsecured credit limits granted, AltaGas may have to provide collateral such as letters of credit.

Rep Agreements

If AltaGas becomes insolvent or is in material default under the terms of the Rep Agreements for an extended period, effective ownership of the natural gas processing plant within Harmattan can be claimed by the original Harmattan owners for a nominal fee. Accordingly, under these circumstances, AltaGas could lose its investment in the natural gas processing plant, excluding the facilities that are owned 100 percent by AltaGas.

AltaGas Ltd. – 2022 Annual Information Form – 64

Market Value of Common Shares and Other Securities
AltaGas cannot predict at what price the Common Shares, Preferred Shares, or other securities issued by AltaGas will trade in the future. Common Shares, Preferred Shares, and other securities of AltaGas will not necessarily trade at values determined solely by reference to the underlying value of the Corporation’s assets. One of the factors that may influence the market price of such securities is the annual yield on such securities. An increase in market interest rates may lead purchasers of securities of AltaGas to demand a higher annual yield and this could adversely affect the market price of such securities. In addition, the market price for securities of AltaGas may be affected by announcements of new developments, changes in AltaGas’ operating results, differences between results and analysts’ expectations, changes in credit ratings, changes in general market conditions, fluctuations in the market for securities, and numerous other factors beyond the control of AltaGas.

Variability of Dividends
The declaration and payment of dividends on Common Shares by AltaGas are at the discretion of the Board of Directors. The cash available for dividends to Shareholders is a function of numerous factors, including, without limitation, AltaGas’ financial performance, the impact of interest rates, electricity prices, natural gas, NGL, LNG and LPG prices, debt covenants and obligations, working capital requirements, liquidity, and future capital requirements. Dividends may be reduced or suspended entirely depending on the operations of AltaGas and the performance of its assets. The market value of AltaGas’ shares may deteriorate if AltaGas is unable to meet or otherwise chooses to modify its dividend targets, and that deterioration may be material.

Potential Sales of Additional Shares
AltaGas may issue additional shares in the future to directly or indirectly fund, among other things, capital expenditure requirements of entities now or hereafter owned directly or indirectly by AltaGas, including financing acquisitions by those entities. Such additional shares may be issued without the approval of Shareholders. Shareholders will have no pre-emptive rights in connection with such additional issuances. The Board of Directors has discretion in connection with the price and the other terms of the issue of such additional shares. Any issuance of Common Shares or securities convertible into Common Shares may have a dilutive effect on existing Shareholders.

Labor Relations
The operations and maintenance staff at the Blythe Energy Center and Younger, as well as some employees of Washington Gas and SEMCO Energy, are members of a labor union. Aspects of RIPET’s operations are also performed by employees that are members of a labor union. Also, other employee groups may organize to form labor unions within AltaGas' operating entities in the future. Labor disruptions could restrict AltaGas' operations including the ability of the Blythe Energy Center to generate power, the ability of Younger to process natural gas and produce NGLs, operations at RIPET, or could affect Washington Gas and SEMCO Energy’s operations and therefore could affect AltaGas’ cash flow and net income.

Key Personnel

AltaGas’ success has been largely dependent on the skills and expertise of its key personnel. The continued success of AltaGas will be dependent on its ability to retain such personnel and to attract additional talented personnel to the organization. Access to a sustained labor market from which to attract the required expertise, knowledge, and experience is a critical factor to AltaGas’ success. Costs associated with attracting and retaining key personnel could adversely affect AltaGas’ business operations and financial results.

AltaGas Ltd. – 2022 Annual Information Form – 65

Risk Management Costs and Limitations
AltaGas uses derivative financial instruments to hedge risks associated with exchange rates, interest rates, and commodity price fluctuations. AltaGas does not enter into derivatives transactions for speculative purposes. AltaGas' derivative transactions cannot mitigate all risk associated with AltaGas’ business nor the risk of unauthorized activities notwithstanding appropriate oversight through AltaGas’ risk management function. Any such unauthorized activities could materially adversely affect AltaGas' business, operations, and financial condition.

Commitments Associated with Regulatory Approvals for the Acquisition of WGL
As a result of the process to obtain any consents required of each of the PSC of DC, the PSC of MD, the SCC of VA, and FERC, as well as to obtain CFIUS approval for the acquisition of WGL, AltaGas is committed to various programs, contributions, and investments in several agreements and regulatory approval orders. It is possible that AltaGas may encounter delays, unexpected difficulties, or additional costs in meeting these commitments in compliance with the terms of the relevant agreements and orders. Failure to fulfill the commitments in accordance with their terms could result in increased costs or result in penalties or fines that could materially adversely affect AltaGas’ business, financial condition, operating results, and prospects.

Cost of Providing Retirement Plan Benefits
The cost of providing retirement plan benefits to eligible current and former employees is subject to changes in the market value of AltaGas’ retirement plan assets, changing bond yields, changing demographics and changing assumptions. Any sustained declines in equity markets, reductions in bond yields, increases in health care cost trends, or increases in life expectancy of beneficiaries may have an adverse effect on AltaGas’ retirement plan liabilities, assets and benefit costs. Additionally, AltaGas may be required to increase its contributions in future periods in order to preserve the current level of benefits under the plans and/or due to U.S. federal funding requirements.

Failure of Service Providers
Certain of AltaGas’ information technology, customer service, supply chain, pipeline and infrastructure installation and maintenance, engineering, payroll, and human resources functions that AltaGas relies on are provided by third party vendors. Some of these services may be provided by vendors from centers located outside of Canada or the U.S. Services provided pursuant to these agreements could be disrupted due to events and circumstances beyond AltaGas’ control. AltaGas’ reliance on these service providers could have an adverse effect on AltaGas’ business, results of operations and financial condition.

Pandemics, epidemics or disease outbreaks, such as the COVID-19 pandemic, may adversely affect local and global economies and our business, operations or financial results

To date, AltaGas has been able to respond to the COVID-19 related challenges without materially disrupting its operations and business. Although many governments have recently relaxed the restrictive measures previously put in place in response to COVID-19, given the dynamic nature of the COVID-19 pandemic, any further impacts will depend on future developments and factors outside of AltaGas' control, which are uncertain, evolving, and cannot be predicted. This includes new information which may emerge concerning the severity or duration of the pandemic, including new COVID-19 variants and the efficacy of vaccines, as well as further actions taken by governments and others to contain or mitigate the impacts of COVID-19. Such developments could include disruptions which may have an adverse effect on our customers, suppliers, regulators, business, operations, or financial results.

AltaGas has identified the following as potential direct or indirect impacts to its business and operations from the pandemic:

AltaGas Ltd. – 2022 Annual Information Form – 66

▪Resurgence of COVID-19 variants: widespread inability of AltaGas’ workforce or contractors to perform their duties as a result of pervasive incidence of a COVID-19 variant or inability to comply with any applicable mandates on a timely basis would have an adverse impact on AltaGas’ ability to continue normal operations; and
▪Return to work: while AltaGas has managed the return to work for personnel at all of its workplaces, the occurrence of additional waves of the virus or its variants may require AltaGas to reassess current work models. To the extent these risks materialize, AltaGas' ability to carry out its business plans may be adversely impacted.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE

AltaGas' commitment to ESG means upholding its Core Values and operating with purpose towards a shared mission of providing safe and reliable access to affordable energy. Through a commitment to reducing GHG emissions; investing in its people and communities; building long-term relationships with Indigenous peoples, local communities, governments and regulatory bodies; ensuring sound leadership and oversight; adhering to risk management practices; and being disciplined in capital deployment, AltaGas is focused on integrating ESG practices into its business. Ongoing communication with stakeholders is a key input to inform AltaGas’ community consultation, strategy development and risk management activities, ensuring the Company approaches work in a responsible way and creates social value for the communities it serves. AltaGas' commitment to providing safe, affordable and reliable access to energy, together with its Core Values, enables an inclusive, performance-based culture.

AltaGas has identified seven ESG topics that reflect its ESG priorities. The topics were identified through consideration of both the perspectives of internal and external stakeholders as well as an internal assessment of risks. These seven topics are assessed regularly against a broad range of perspectives to confirm that the topics are still relevant and accurate.

AltaGas’ seven key ESG topics are:

▪Safety and Reliability;
▪Energy Affordability;
▪Energy Evolution;
▪Cybersecurity;
▪Diversity and Inclusion;
▪Culture; and
▪Community Partnerships.

In December 2022, AltaGas released its 2022 ESG Update, Reporting 2021 Performance, highlighting 2021 data for key topics and outlining progress towards the Company’s sustainability goals within the areas of climate, diversity and inclusion and safety. This update covers AltaGas’ consolidated enterprise-wide ESG performance prepared with reference to the TCFD framework, the SASB standards for the Oil & Gas sector – Midstream and the Infrastructure sector – Gas Utilities & Distributors, and supplemented with Global Reporting Initiative (GRI) standards. The 2022 ESG Update builds upon AltaGas' detailed ESG Report released in 2021 and the two should be read together. The 2022 ESG Update and the 2021 ESG Report can be accessed at www.altagas.ca.

Environment

Environmental stewardship is integrated into how AltaGas conducts its business. The Board established the Environment, Health and Safety Committee to review, monitor, and make recommendations to the Board regarding Environment, Health and Safety strategy, policy, compliance, and risk, including climate-related risks and opportunities.

AltaGas Ltd. – 2022 Annual Information Form – 67

AltaGas is focused on operational excellence to minimize environmental impacts throughout the lifecycle of its operations while meeting the energy needs of its customers. AltaGas’ EHS Policy guides its commitment to managing and minimizing environmental impacts and enabling a strong environmentally conscious culture. This includes implementing programs to safeguard the environment by proactively identifying and managing risks, using innovative technology, applying lessons learned and following leading practices to continually improve performance.

Climate Change and the Energy Evolution

AltaGas’ climate strategy is focused on reducing GHG emissions within its areas of operation while positioning the Utilities and Midstream businesses to participate in future global emissions reduction and decarbonization initiatives. AltaGas has taken many purposeful steps over the years to diversify its business, its energy offerings and to open the door to new markets for its customers. AltaGas' network of hard-to-replicate assets in strategic locations, its North American West Coast export footprint and core strengths in energy delivery are key to its competitive advantage.

AltaGas' climate strategy is influenced by the climate-related risks and opportunities to the businesses over the short term (less than three years), medium term (three - 10 years) and long term (+10 years) horizon and the management of climate-related risks is incorporated into the business through AltaGas' enterprise-risk management processes. Integrating these considerations throughout the decision-making process ensures AltaGas is well-positioned to capitalize on the swiftly changing landscape.

Social

Safety and Reliability

AltaGas’ EHS Policy and guidelines outline the Company’s commitment to safety as a core value and set expectations and parameters that apply consistently across the organization and provide a framework to reinforce a culture of safety. AltaGas' commitment to safety means putting the health and safety of its employees, customers and communities above all else; believing no job is so urgent that it cannot be done safely; taking action to protect against health and safety issues; pursuing operational excellence to ensure AltaGas delivers energy solutions safely and reliably; and proactively identifying and managing risks, reviewing leading practices, and integrating lessons learned into our health and safety planning.

To further emphasize the importance of safety, each employee and contractor must commit to upholding AltaGas’ EHS Policy and Core Values every day. In addition, AltaGas’ EHS management system provides a transparent framework that can be consistently applied across its operations to drive accountability, operational excellence and manage risk.

Building resiliency in the Company’s infrastructure is essential for providing safe, reliable service to customers and keeping communities safe. AltaGas' Midstream and Utility businesses have process safety management systems that ensure asset integrity, regulatory compliance, and resiliency in respect of both human factors and engineering design and operation. AltaGas proactively engineers to ensure it can safely operate complex systems. AltaGas' systems are designed with multiple layers of protection against human, manufacturer and environmental factors that could result in a loss of integrity. AltaGas makes capital investments to enhance the resiliency of its assets, which includes investments to modernize facility and pipeline networks through enhancement and replacement activities.

Cybersecurity

Protecting the Company’s infrastructure, system availability, the security of digital assets and confidential information is essential to the safe and reliable operation of AltaGas’ business. AltaGas works closely with regulators and governments

AltaGas Ltd. – 2022 Annual Information Form – 68

in each of its jurisdictions to assess and protect its systems and to ensure the Company’s cybersecurity and data privacy measures are aligned and compliant with local rules and regulations.

Diversity and Inclusion

Spanning North America, AltaGas' diverse workforce of approximately 3,000 employees at December 31, 2022, is guided by one set of Core Values and a common mission. This connection to a common set of principles provides the basis for how AltaGas does business and executes on its strategic priorities. AltaGas’ Human Rights Policy, guided by the International Bill of Human Rights, outlines the Company’s commitment to maintaining a corporate culture that respects the principles aimed at promoting, protecting and supporting internationally recognized human rights.

AltaGas’ diversity and inclusion objectives stem from its Core Values, with a focus on employee, community, and third-party engagement, supported by effective programming. AltaGas invests in its people through talent development, diversity and inclusion initiatives and engagement strategies. The Company’s Employee Resource Groups support employees and provide professional development opportunities for diverse employees. AltaGas’ diversity and inclusion efforts also extend beyond the workforce into local communities and supply chains through community investment and engagement, including with Indigenous communities and supplier diversity initiatives.

Community Partnerships and Indigenous Relations

AltaGas operates in many diverse jurisdictions and recognizes that each community has unique needs. The stakeholders within its communities, including Indigenous partners, local governments, regulators, and customers have varied perspectives that AltaGas is continuously learning from. To meet each community's individual needs, the Company strives to build long-term collaborative relationships and ensure mutually beneficial solutions to generate long-term value for all stakeholders. AltaGas’ commitment is visible through several of its programs, including community investment, customer affordability and energy assistance programs, public awareness and safety programs, supplier diversity programs, and employee engagement through volunteerism and giving.

AltaGas recognizes the value of building enduring, trusting, and mutually beneficial relationships with Indigenous peoples and the Company’s Indigenous Engagement Guideline ensures that a consistent approach is applied to engagement practices, areas of focus for economic and social benefit and record keeping. As part of AltaGas' engagement, the Company may enter into agreements with Indigenous peoples. These agreements range from short-term arrangements enabling Indigenous peoples to learn more about the Company’s proposed developments and participate in regulatory processes, to agreements that define how AltaGas and Indigenous communities can collaborate over the long-term. AltaGas' longer-term initiatives include training, employment, contracting, supplier procurement, environmental protection and community investment.

Energy Affordability

Through energy affordability and assistance programs which support its low-income utility customers, AltaGas strives to meet the needs of local communities and ensure safe and affordable access to energy for community members. These programs include asset optimization, revenue adjustments, budget plans and helping qualifying customers access federal and state funding.

AltaGas Ltd. – 2022 Annual Information Form – 69

Governance

AltaGas’ Board oversees strategy development and evaluates and measures progress towards execution, including ESG initiatives, and short-and long-term risks to meet strategic objectives. ESG oversight is ultimately a Board responsibility. Each of the Board’s four standing committees assist in providing oversight of environment, social and governance areas, with different aspects of ESG performance falling under each committee mandate. AltaGas’ Governance Committee has accountability for ESG reporting. For more details on the role of each standing committee, see the 2021 ESG Report available at www.altagas.ca.

The CEO is ultimately responsible for the development and execution of strategic plans, with each president responsible for execution within their business. In addition, AltaGas has established an Environment, Social and Governance Steering Committee made up of a cross functional enterprise-wide team led by the EVP, Chief External Affairs and Sustainability Officer. The Committee is charged with assisting the business to identify significant ESG priorities, raise awareness of internal initiatives, and report on the outcomes.

Policies

AltaGas' governance, policies, and procedures are the framework and foundation that support sound decision making. AltaGas has a number of policies in place with respect to environmental stewardship, health and safety, and social responsibility. Notably, AltaGas’ COBE ensures AltaGas upholds its Core Values and conducts business in a safe, respectful and ethical manner. The COBE and its related policies are approved by the Board. Directors, officers and employees of AltaGas, and other representatives are required to certify that they have read, understand and will comply with the COBE and its key policies when joining AltaGas and on an annual basis thereafter. The Board monitors compliance with the COBE and its key policies and related procedures and oversees training initiatives implemented to support compliance. AltaGas' COBE related policies include:

▪Acceptable Use of Technology;
▪Alcohol and Drug;
▪Anti-Bribery and Anti-Corruption;
▪Conflicts of Interest;
▪Cybersecurity;
▪Disclosure;
▪Environment, Health and Safety;
▪Human Rights;
▪Privacy;
▪Reporting Concerns and Anti-Retaliation;
▪Respectful Workplace; and
▪Securities Trading and Reporting.

Details of AltaGas’ COBE and related policies are available at www.altagas.ca.

AltaGas Ltd. – 2022 Annual Information Form – 70

DIVIDENDS

Dividends are declared at the discretion of the Board of Directors and dividend levels are reviewed periodically by the Board of Directors, giving consideration to the ongoing sustainable cash flow as impacted by the consolidated net income, maintenance and growth capital and debt repayment requirements of AltaGas. The Corporation targets to pay a portion of its ongoing cash flow through regular quarterly dividends made to Shareholders.

Effective March 31, 2022, common share dividends were declared and paid on a quarterly basis, instead of monthly. Dividends on the Preferred Series A Shares, Series B Shares, Series E Shares, Series G Shares, and Series H Shares are paid quarterly.

AltaGas’ payment of dividends may be limited by covenants under its credit agreements, including, without limitation, in circumstances when a default or event of default exists or would be reasonably expected to exist upon or as a result of making such dividend payment. In the event of liquidation, dissolution, or winding-up of AltaGas, the preferred shareholders have priority in the payment of dividends over the common shareholders.

The table below shows the cash dividends paid by AltaGas on Common Shares and Preferred Shares for the three most recently completed fiscal years.

$ per share	2022	2021	2020
Common Shares	1.060000	1.082900	0.963300
Series A Shares	0.765000	0.765000	0.825000
Series B Shares	1.007330	0.694360	0.894890
Series C Shares (1)	0.991875	1.322500	1.322500
Series E Shares	1.348252	1.348252	1.348252
Series G Shares	1.060500	1.060500	1.060500
Series H Shares	1.107322	0.794372	0.994890
Series I Shares (2)	—	—	1.312500
Series K Shares (3)	0.312500	1.250000	1.250000
(1)Amounts disclosed are in U.S. dollars. Series C shares were redeemed on September 30, 2022.
(2)Series I shares were redeemed on December 31, 2020.
(3)Series K shares were redeemed on March 31, 2022.

AltaGas Ltd. – 2022 Annual Information Form – 71

MARKET FOR SECURITIES

The following chart provides the reported high and low trading prices and volume of Common Shares, traded on the TSX under the symbol ALA, traded by month from January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	27.54	25.59	28,179,159
February	28.05	26.41	25,796,687
March	28.94	27.68	28,865,510
April	30.98	28.33	26,937,267
May	30.54	28.11	24,461,452
June	30.29	25.18	47,420,280
July	28.53	26.50	21,922,211
August	30.19	28.18	21,961,994
September	29.57	26.45	20,618,674
October	27.64	24.24	29,930,625
November	23.80	22.31	46,537,751
December	24.68	22.67	35,469,695

Series A Shares are traded on the TSX under the symbol ALA.PR.A. The following table sets forth the monthly price range and volume traded for Series A Shares from January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	20.70	20.15	66,051
February	20.59	19.75	59,463
March	20.02	19.23	94,570
April	19.45	16.32	136,739
May	18.27	16.81	67,462
June	18.40	16.33	73,409
July	16.60	15.58	54,141
August	17.41	16.25	62,050
September	17.03	14.60	98,803
October	15.60	14.20	143,002
November	15.95	15.00	84,081
December	15.35	14.38	136,942

Series B Shares are traded on the TSX under the symbol ALA.PR.B. The following table sets forth the monthly price range and volume traded for Series B Shares for the period from January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	20.40	19.00	8,804
February	20.46	20.20	6,810
March	20.20	20.01	3,808
April	20.18	17.53	11,380
May	18.04	17.90	14,813
June	19.44	17.70	15,094
July	17.80	16.70	17,720
August	18.08	17.02	9,802
September	18.31	17.45	25,876
October	18.20	16.25	21,685
November	18.45	17.40	8,379
December	17.95	16.61	9,133

AltaGas Ltd. – 2022 Annual Information Form – 72

Series C Shares were traded on the TSX under the symbol ALA.PR.U. The following table sets forth the monthly price range (in US dollars) and volume traded for Series C Shares from January to September 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	25.20	24.64	69,181
February	25.20	24.98	63,034
March	25.10	24.74	71,689
April	25.20	24.20	377,597
May	24.85	24.32	84,457
June	24.95	24.26	199,429
July	24.45	23.95	223,055
August	25.25	24.00	1,548,973
September	25.26	24.96	155,302

On September 30, 2022, AltaGas redeemed all of its outstanding Series C Preferred Shares. A loss of $74 million was recognized upon redemption, which was comprised of a $69 million foreign exchange loss and a $5 million loss related to share issuance costs for the Preferred Shares.

Series E Shares are traded on the TSX under the symbol ALA.PR.E. The following table sets forth the monthly price range and volume traded for Series E Shares from January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	25.84	25.11	85,855
February	25.80	25.00	66,153
March	25.93	24.76	111,208
April	25.20	22.10	94,126
May	24.70	22.25	135,571
June	24.99	22.56	252,219
July	22.61	21.00	141,291
August	22.81	22.17	116,088
September	22.77	19.63	123,093
October	21.32	19.63	91,481
November	21.06	20.10	81,292
December	21.18	20.31	175,641

Series G Shares are traded on the TSX under the symbol ALA.PR.G. The following table sets forth the monthly price range and volume traded for Series G Shares from January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	24.60	23.78	76,904
February	24.28	23.77	44,355
March	24.24	23.59	123,184
April	24.05	19.98	78,590
May	22.39	20.31	115,546
June	22.82	19.01	79,103
July	19.64	18.35	57,204
August	20.15	19.33	76,659
September	19.80	16.70	60,091
October	18.10	16.40	409,104
November	18.10	17.23	119,609
December	17.74	17.16	89,014

AltaGas Ltd. – 2022 Annual Information Form – 73

Series H Shares are traded on the TSX under the symbol ALA.PR.H. The following table sets forth the monthly price range and volume traded for Series H Shares for the period of January to December 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	23.00	22.40	400
February	22.76	22.76	1
March	22.76	22.76	5
April	23.00	21.00	5,651
May	21.49	20.00	2,866
June	21.75	20.00	5,815
July	20.49	19.08	6,470
August	20.50	19.08	1,220
September	21.21	20.50	300
October	20.65	19.50	5,486
November	20.50	19.55	2,300
December	20.05	19.55	4,407

Series K Shares were traded on the TSX under the symbol ALA.PR.K. The following table sets forth the monthly price range and volume traded for Series K Shares for the period of January to March 2022 as reported by the TSX:

Month	High	Low	Volume Traded
January	25.40	25.20	845,598
February	25.29	25.22	472,958
March	25.30	24.98	202,035

On March 31, 2022, AltaGas redeemed all of its outstanding Series K Preferred Shares. A loss of $10 million was recognized upon redemption related to share issuance costs for the Preferred Shares.

CREDIT RATINGS

Credit ratings are intended to provide investors with an independent measure of credit quality of an issue of securities and are indicators of the likelihood of payment and of the capacity and willingness of a company to meet its financial commitment on an obligation in accordance with the terms of an obligation. This information concerning AltaGas’ credit ratings relates to AltaGas’ financing costs, liquidity, and operations. The availability of AltaGas’ funding options may be affected by certain factors, including the global capital markets environment and outlook as well as AltaGas’ financial performance. AltaGas’ access to capital markets at competitive rates is influenced by credit ratings and rating outlook, as determined by credit rating agencies such as S&P, Fitch, and Moody's, and if AltaGas’ ratings were downgraded, AltaGas’ financing costs and future debt issuances could be unfavorably impacted.

S&P, Fitch, and Moody's are rating agencies that provide credit ratings. Ratings for debt instruments from S&P, and Fitch range from a high of AAA to a low of D. Moody's ratings for debt instruments range from a high of AAA to a low of C. S&P, and Fitch also provide credit ratings for Preferred Shares and subordinated debt. S&P ratings for Preferred Shares and subordinated debt range from a high of P-1 to a low of D. Fitch ratings for Preferred Shares and subordinated debt range from a high of AAA to a low of D.

AltaGas Ltd. – 2022 Annual Information Form – 74

The below table summarizes the most recent credit ratings for AltaGas and subsidiaries:

Entity	Rating Agency	Debt Rated	Most Recent Rating	Comments
AltaGas	Standard & Poor's (S&P)	Issuer rating	BBB-	Last reviewed June 8, 2022
		Senior unsecured	BBB-	Last reviewed June 8, 2022
		Preferred shares and Junior Subordinated	P-3 / BB	Last reviewed August 3, 2022. Junior Subordinated added on January 5 and August 3, 2022.
	Fitch Ratings (Fitch)	Issuer	BBB	Last reviewed on August 17, 2022.
		Preferred shares and Junior Subordinated	BB+	Last reviewed on August 17, 2022. Junior Subordinated added on January 5, 2022.
Washington Gas	S&P	Unsecured debt	A-	Last reviewed June 8, 2022.
		Commercial paper	A-2	Last reviewed June 8, 2022.
	Fitch	Unsecured debt	A	Last reviewed August 17, 2022.
WGL	S&P	Issuer	BBB-	Last reviewed June 8, 2022.
		Senior unsecured	BB+	Last reviewed June 8, 2022.
		Commercial paper	A-3	Last reviewed June 8, 2022.
	Fitch	Issuer	BBB	Last reviewed August 17, 2022.
SEMCO	Moody's	Long-term issuer	A3	Raised from Baa1 to A3 on January 22, 2021 with stable outlook.
		Senior secured notes	A1	Raised from A2 to A1 on January 22, 2021 with stable outlook.
	S&P	Long-term issuer	BBB	Last reviewed June 8, 2022.
		Senior secured notes	A-	Last reviewed June 8, 2022.

According to the S&P rating system, an obligor rated BBB has adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments. An obligor rated 'A' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher-rated categories. However, the obligor's capacity to meet its financial commitments on the obligation is still strong. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A P-3 rating by S&P is the third highest of eight categories granted by S&P under its Canadian preferred share rating scale and a P-3 rating directly corresponds with a BB rating under its global preferred rating scale. The Canadian preferred share rating scale is fully determined by the global preferred rating scale and there are no additional analytical criteria associated with the determination of ratings on the Canadian preferred share rating scale. According to the S&P rating system, while securities rated P-3 are regarded as having significant speculative characteristics, they are less vulnerable to non-payment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor’s inadequate capacity to meet its financial commitment on the obligation. The ratings from P-1 to P-5 may be modified by "high" and "low" grades which indicate relative standing within the major rating categories.

According to the Fitch rating system, ‘BBB’ ratings indicate that expectations of default risk are currently low. The capacity for payment of financial commitments is considered adequate, but adverse business or economic conditions are more likely to impair this capacity. ‘A’ ratings denote expectations of low default risk. The capacity for payment of financial commitments is considered strong. This capacity may, nevertheless, be more vulnerable to adverse business or economic conditions than is the case for higher ratings. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign indicating relative differences of probability of default or recovery for issues.

AltaGas Ltd. – 2022 Annual Information Form – 75

A ‘BB’ rating by Fitch indicates an elevated vulnerability to default risk, particularly in the event of adverse changes in business or economic conditions over time; however, business or financial flexibility exists that support the servicing of financial commitments.

A short-term obligation rated 'A-2' is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rating categories. However, the obligor's capacity to meet its financial commitments on the obligation is satisfactory. A short-term obligation rated 'A-3' exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to weaken an obligor's capacity to meet its financial commitments on the obligation.

Moody's obligations rated A are judged to be upper-medium grade and are subject to low credit risk. Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

The credit ratings accorded to the securities by the rating agencies are not recommendations to purchase, hold, or sell the securities in as much as such ratings do not comment as to market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgment, circumstances so warrant.
Except as set forth above, none of S&P, Fitch, nor Moody's has announced that it is reviewing or intends to revise or withdraw the ratings on AltaGas.

AltaGas provides an annual fee to S&P, Fitch, and Moody's for credit rating services. AltaGas has paid each of S&P, Fitch, and Moody's its respective fees in connection with the provision of the above ratings. Over the past two years, in addition to the aforementioned fees, AltaGas has made payments in respect of certain other services provided to the Corporation by S&P, Fitch, and Moody's.

AltaGas Ltd. – 2022 Annual Information Form – 76

MATERIAL CONTRACTS

Except for contracts entered into in the ordinary course of business, the only material contracts entered into by AltaGas within the most recently completed fiscal year, or before the most recently completed fiscal year but which are still material and are still in effect, are the following:

▪The trust indenture between AltaGas and Computershare Trust Company of Canada dated July 1, 2010, as supplemented, related to the issuance and sale of MTNs pursuant to AltaGas’ medium term note program;

▪The trust indenture between AltaGas and Computershare Trust Company of Canada dated September 26, 2017, as supplemented, related to the issuance and sale of MTNs pursuant to AltaGas’ medium term note program;

▪The Amended and Restated Credit Agreement dated May 4, 2021 among AltaGas Ltd., AltaGas Services (U.S.) Inc., Royal Bank of Canada as agent and certain financial institutions as lenders; and

▪The Purchase and Sale Agreement dated May 25, 2022 among SEMCO Energy, Inc., as vendor, Alaska Utility Holdings Inc., as buyer, and TriSummit Cycle Holding Inc. (as buyer parent), related to the Alaska Utilities Disposition.

Copies of each of these documents have been filed on SEDAR at www.sedar.com.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

AltaGas is not aware of any material interest, direct or indirect, of any director or officer of AltaGas, any director or officer of a corporation that is an insider or subsidiary of AltaGas, or any other insider of AltaGas, or any associate or affiliate of any such person, in any transaction since the commencement of AltaGas’ last three completed fiscal years, or in any proposed transaction, that has materially affected or would materially affect AltaGas or any of its subsidiaries.

LEGAL PROCEEDINGS

AltaGas is not aware of any material legal proceedings to which the Corporation or its affiliates are party or to which their property is subject during AltaGas’ most recently completed fiscal year and AltaGas is not aware of any such material legal proceedings being contemplated. See “Risk Factors – Litigation”.

REGULATORY ACTIONS

AltaGas is not aware of any (i) penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during its most recently completed fiscal year, or (ii) other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor in making an investment decision. There were no settlement agreements entered into by AltaGas before a court relating to securities legislation or with a securities regulatory authority during AltaGas’ most recently completed fiscal year.

AltaGas Ltd. – 2022 Annual Information Form – 77

INTERESTS OF EXPERTS

The auditors of the Corporation are Ernst & Young LLP, Chartered Accountants, 2200 – 215 2nd Street SW, Calgary, Alberta T2P 1M4. Ernst & Young LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Chartered Professional Accountants of Alberta.

ADDITIONAL INFORMATION

Additional information, including, without limitation, directors’ and officers’ remuneration and indebtedness, principal holders of AltaGas’ securities and Share Options is contained in AltaGas’ management information circular for AltaGas’ most recent annual meeting of Shareholders that involved the election of directors.

Additional financial information is contained in AltaGas’ audited Consolidated Financial Statements as at and for the year ended December 31, 2022 and MD&A for the year ended December 31, 2022.

The Corporation routinely files all required documents through the SEDAR system and on its own website. Internet users may retrieve such material through the SEDAR website www.sedar.com. AltaGas’ website is located at www.altagas.ca, but AltaGas’ website is not incorporated by reference into this AIF.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for the Common Shares and the Preferred Shares is Computershare Investor Services Inc., Home Oil Tower 800, 324-8th Avenue SW, Calgary, Alberta T2P 2Z2, Tel: 1-800-564-6253.

The registrar and trustee for AltaGas’ MTNs is Computershare Trust Company of Canada, Home Oil Tower 800, 324-8th Avenue SW, Calgary, Alberta T2P 2Z2, Tel: 1-800-564-6253.

METRIC CONVERSION

The following table sets forth certain standard conversions between Standard Imperial Units and the International System of Units (or metric units).

To Convert From	To	Multiply by	To Convert From	To	Multiply by
Mcf	cubic meters	28.174	feet	meters	0.305
cubic meters	cubic feet	35.494	meters	feet	3.281
Bbls	cubic meters	0.159	miles	km	1.609
cubic meters	Bbls	6.29	km	miles	0.621
tonnes	long tons	0.98	gigajoule	Mcf	0.9482
metric tonnes	Bbls (propane)	12.40	metric tonnes	Bbls (butane)	10.90

AltaGas Ltd. – 2022 Annual Information Form – 78

GLOSSARY

Unless the context otherwise requires, terms used in this AIF have the following meanings and references to agreements include any amendments, restatements, modifications, or supplements in effect as of the date hereof:
"AB 32" means the Global Warming Solutions Act of 2006, or Assembly Bill 32, a California State Law designed to reduce greenhouse gas emissions from all sources throughout the state;
"ACI" means AltaGas Canada Inc., which has since been renamed TriSummit Utilities Inc.;
"AER" means the Alberta Energy Regulator;
"AESO" means the Alberta Electric System Operator;
"AIF" means this Annual Information Form;
"Aitken Connector" means an eight-inch diameter NGL pipeline, approximately 60 km in length, which runs from Aitken Creek to the Townsend complex;

"Alaska Utilities Disposition" means the agreement dated May 25, 2022 to sell AltaGas' 100 percent ownership interest in ENSTAR, 65 percent interest in CINGSA and CINGSA Storage facility and other ancillary operations, to TriSummit Utilities, for consideration of US$800 million (approximately CAD$1.1 billion) prior to closing adjustments. The transaction closed on March 1, 2023;
"AltaGas", the "Company", or the "Corporation" means AltaGas Ltd., including, where the context requires, the affiliates of AltaGas Ltd.;
"ARB" means the California Air Resources Board;
"AMP" means Arrearage Management Plan;
"ARPA Funds" means American Rescue Plan Act Funds;
"ARSP" means the Anacostia River Sediment Project;
"ASC" means the Alberta Securities Commission;
"B.C." or "BC" means the province of British Columbia in Canada;
"Bbls" means stock tank barrels of ethane and other NGLs, expressed in standard 42 U.S. gallon barrels or 34.972 imperial gallon barrels;
"Bbls/d" means Bbls per day;
"Bcf" means billion cubic feet or 1,000,000 Mcf of natural gas;
"Bcf/d" means Bcf per day;
"Birchcliff" means Birchcliff Energy Ltd.;

AltaGas Ltd. – 2022 Annual Information Form – 79

"Blair Creek facility" means the Blair Creek processing facility located approximately 140 km northwest of Fort St. John, British Columbia, owned by AltaGas’ indirect wholly-owned subsidiary AltaGas Northwest Processing Limited Partnership;
"Blythe" means Blythe Energy Inc.;
"Blythe Energy Center" means the 507 MW gas-fired generation facility located near Blythe, California, together with the related 67 miles transmission lines, owned by AltaGas’ indirect wholly-owned subsidiary Blythe;
"Board of Directors" or "the Board" means the board of directors of AltaGas, as from time to time constituted;
"BRFN" means Blueberry River First Nations;
"Brush II" means the 70 MW gas-fired generation facility in Colorado, which was sold during 2022;
"C&I" means commercial and industrial;
"CAISO" means the California Independent System Operator;
"Canadian EPA" means the Canadian Environmental Protection Act;
"CARE Plan" means Washington Gas' natural gas conservation and ratemaking efficiency plan;
"CARES Act" means Coronavirus Aid, Relief, and Economic Security Act;
"CBCA" means the Canada Business Corporations Act, R.S.C. 1985, c. C 44, as amended from time to time, including the regulations from time to time promulgated thereunder;
"CCAA" means the Companies’ Creditors Arrangement Act, R.S.C. 1985, c. C 36, as amended from time to time, including the regulations from time to time promulgated thereunder;
"CCEMA" means the Climate Change and Emissions Management Act, S.A. 2003, C-16.7, as amended from time to time, including the regulations from time to time promulgated thereunder;
"CEO" means Chief Executive Officer;
"CFIUS" means the Committee on Foreign Investment in the United States;
"CINGSA" means Cook Inlet Natural Gas Storage Alaska, LLC, which was sold on March 1, 2023 pursuant to the Alaska Utilities Disposition;
"CINGSA Storage facility" means the in-field storage facility in the Cook Inlet area of Alaska owned and operated by CINGSA, which was sold on March 1, 2023 pursuant to the Alaska Utilities Disposition;
"CN" means Canadian National Railway Company;
"CO2" means carbon dioxide;
"CO2e" means carbon dioxide equivalent;
"COBE" means AltaGas' Code of Business Ethics
"Common Shares" means common shares of AltaGas Ltd.;

AltaGas Ltd. – 2022 Annual Information Form – 80

"Constitution" means Constitution Pipeline Company, LLC, an entity formed to create a pipeline to transport natural gas from the Marcellus region in northern Pennsylvania to northeastern markets;
"Core Values" means AltaGas' stated mission to (1) work safely, act responsibly; (2) act with integrity; (3) make informed decisions; (4) achieve results; and (5) invest in our people and foster diversity;
"COVID-19" means the 2019 novel coronavirus;
"CPI" means the Consumer Price Index;
"Degree Day" means the amount that the daily mean temperature deviates below 65 degrees Fahrenheit at SEMCO Gas and Washington Gas, such that a one degree difference equates to one Degree Day;
"Dekatherm (Dth)" means 10 Therms;
"DOEE" means the Department of Energy and Environment;
"ECCC" means Environment and Climate Change Canada;
"EEEP" means the Edmonton ethane extraction plant and related facilities, AltaGas’ interest being owned by its indirect wholly-owned subsidiary AltaGas Extraction and Transmission Limited Partnership;
"EH&S Committee" means the Environment, Health and Safety Committee of the Board of Directors;
"EHS Management System" means AltaGas’ Environmental, Health & Safety Management System;
"EHS Policy" means AltaGas' Environment, Health and Safety policy;
"Enerchem" means Enerchem International Inc., a wholly owned subsidiary of AltaGas;

"ENSTAR" means the natural gas distribution business conducted by SEMCO Energy in Alaska under the name ENSTAR Natural Gas Company, which was sold on March 1, 2023 pursuant to the Alaska Utilities Disposition;
"EPA" means electricity purchase agreement;
"EQM" means EQM Gathering Opco, LLC;
"EQT" means EQT Midstream Partners, LP;
"ERM" means Enterprise Risk Management;
"ESG" means Environment, Social & Governance;
"EWRP" means Energy Waste Reduction Program;
"FERC" means the United States Federal Energy Regulatory Commission;
"EVP" means Executive Vice President;
"Ferndale terminal" means the storage, distribution, and export facility for bulk shipments of propane, and butane located on the west coast near Ferndale, Washington, and owned by a subsidiary of AltaGas;
"Fitch" means Fitch Ratings Inc.;

AltaGas Ltd. – 2022 Annual Information Form – 81

"g" means grams;
"GGPPA" means the Greenhouse Gas Pollution Pricing Act;
"GJ" means gigajoule;
"GHG" means greenhouse gas;
"GHGRP" means the Federal Greenhouse Gas Reporting Program;
"Gordondale facility" means the Gordondale gas processing facility in the Gordondale area of the Montney reserve area approximately 100 km northwest of Grande Prairie, Alberta, owned by AltaGas’ indirect wholly-owned subsidiary AltaGas Northwest Processing Limited Partnership;
"GRI" means the Global Reporting Initiative;
"GSAs" means Groundwater Sustainability Agencies;
"Hampshire" or "Hampshire Gas" means Hampshire Gas Company, a subsidiary of WGL that provides regulated interstate natural gas storage services to Washington Gas under a FERC approved interstate storage service tariff;
"Harmattan" means the combined Harmattan gas processing facility and extraction plant and associated facilities, owned by AltaGas’ indirect wholly-owned subsidiary Harmattan Gas Processing Limited Partnership;
"HRC" means the Human Resources and Compensation committee of the Board of Directors;

"Idemitsu" means Idemitsu Kosan Co., Ltd.;
"IT" means information technology;
"IRIP" means the Infrastructure Reliability Improvement Program;
"JEEP" means the Joffre ethane extraction plant and related facilities;
"Kelt" means Kelt Exploration (LNG) Ltd;
"km" means kilometer;
"kWh" means kilowatt hour;
"LNG" means liquefied natural gas;
"LPG" means liquefied petroleum gas;
"MBbl/d" means thousands of barrels per day;
"Mcf" means a thousand cubic feet of natural gas at standard imperial conditions of measurement;
"Mcf/d" means Mcf per day;
"MD&A" means management discussion and analysis;
"MDth" means thousands of Dekatherms;

AltaGas Ltd. – 2022 Annual Information Form – 82

"MD OPC" means Maryland Office of People's Counsel;
"Merger Agreement" means the agreement and plan of merger dated as of January 25, 2017, among AltaGas, Merger Sub and WGL;
"Merger Sub" means Wrangler Inc., a Virginia corporation and an indirect wholly-owned subsidiary of AltaGas;
"MGP" means manufactured gas plant;
"Mmcf" means a million cubic feet of natural gas at standard conditions of measurement;
"Mmcf/d" means Mmcf per day;
"Moody's" means Moody's Investor Service;
"Mountain Valley" or "MVP" means Mountain Valley pipeline, an equity investment of Washington Gas Resources;
"MPSC" means the Michigan Public Service Commission;
"MRP" means Main Replacement Program;
"MTN" means medium term notes issued from time to time under either the amended and restated trust indenture dated July 1, 2010 between AltaGas and Computershare Trust Company of Canada, as further amended, restated, supplemented or otherwise modified from time to time or the trust indenture dated September 26, 2017 between AltaGas and Computershare Trust Company of Canada, as amended, restated, supplemented or otherwise modified from time to time, as the case may be;
"MW" means megawatt; one MW is 1,000,000 watts; the watt is the basic electrical unit of power;
"M3" means cubic meter;
"NAESB" means North American Energy Standards Board;
"NEBC" means Northeast British Columbia;
"Net-Zero Act" means the Canadian Net-Zero Emissions Accountability Act.
"NFA" means No Further Action;
"NGL" or "NGLs" means natural gas liquids, which includes primarily propane, butane, and condensate;
"NGTL" means NOVA Gas Transmission Ltd.;
"Non-Ring-Fenced Entities" means AltaGas and its affiliates other than Washington Gas and the SPE;
"NGQSS" means Natural Gas Quality of Service Standards;
"NPS" means the National Park Service;
"North Pine facility" means the NGL separation facility, located approximately 40 km northwest of Fort St. John, British Columbia;

AltaGas Ltd. – 2022 Annual Information Form – 83

"North Pine pipelines" means two eight-inch diameter NGL supply pipelines, each approximately 40 km in length, which run from the existing Alaska Highway truck terminal to the North Pine facility;
"Nova Chemicals" means NOVA Chemicals Corporation;
"NOx" means nitrogen oxides;
"O2" means oxygen;
"PEEP" means the Pembina Empress extraction plant and related facilities;
"Pembina" means Pembina Infrastructure and Logistics LP;
"Petrogas" means Petrogas Energy Corp., a North American integrated midstream company, wholly-owned by AltaGas pursuant to the Petrogas Acquisition;
"Petrogas Acquisition" means AltaGas' acquisition of a controlling interest in Petrogas on December 15, 2020. On July 5, 2022, AltaGas closed the purchase of the remaining 25.97 percent equity ownership, with AltaGas now owning 100 percent of Petrogas;
"Pomona" means the 44.5 MW gas-fired generation facility located in Pomona, California, which was sold during 2020;
"Pool" means the scheme operated by the AESO for (i) exchanges of electric energy, and (ii) financial settlement for the exchange of electric energy;
"PPA" means power purchase agreement;
"Preferred Shares" means the preferred shares of AltaGas Ltd. as a class, including, without limitation, the Series A Shares, Series B Shares, Series C Shares, Series E Shares, Series G Shares, Series H Shares, Series I Shares, Series K Shares;
"PROJECTpipes" means Washington Gas' 40-year accelerated pipeline replacement program, that was launched in 2014 in the District of Columbia and is designed to enhance the safety and reliability of its system;
"PSC of DC" means the Public Service Commission of the District of Columbia;
"PSC of MD" means the Maryland Public Service Commission;
"PULJ" means the Public Utility Law Judge;
"RCA" means the Regulatory Commission of Alaska;
"Rep Agreements" mean the Representation, Management and Processing Agreements at Harmattan;
"RELIEF Act" means the Recovery for the Economy, Livelihoods, Industries, Entrepreneurs and Families Act;
"Ring-Fenced Entities" means Washington Gas and the SPE;
"RIPET" means the Ridley Island Propane Export Terminal, the propane export terminal located on Ridley Island, near Prince Rupert, British Columbia;
"Ripon" means the 49.5 MW gas-fired generation facility in Ripon, California, which was sold during 2020;

AltaGas Ltd. – 2022 Annual Information Form – 84

"ROD" means Record of Decision;
"ROE" means return on equity;
"Royal Vopak" means Koninklijke Vopak N.V., a public company incorporated under the laws of the Netherlands;
"RTI" means Ridley Terminals Inc.;
"S&P" means Standard & Poor's Ratings Services and its successors;
"Sarbanes-Oxley" means the Sarbanes-Oxley Act of 2002;
"SASB" means the Sustainability Accounting Standards Board;
"SAVE" means Steps to Advance Virginia's Energy Plan;
"SB 1020" means Senate Bill 1020, a bill signed in California in September 2022 which aims to reduce the state’s dependency on fossil fuels in three stages;
"SCC of VA" means the Commonwealth of Virginia State Corporation Commission;
"SCE" means Southern California Edison Company;
"SEDAR" means System for Electronic Document Analysis and Retrieval, at www.sedar.com;
"SEMCO Energy" means SEMCO Energy, Inc.;
"SEMCO Gas" means the Michigan natural gas distribution business conducted by SEMCO Energy in Michigan under the name SEMCO Energy Gas Company;
"Series 1 Indenture" means the trust indenture dated September 26, 2017 between AltaGas and Computershare Trust Company of Canada, as supplemented and amended by a ninth supplemental indenture dated January 11, 2022;
"Series 2 Indenture" means the trust indenture dated September 26, 2017 between AltaGas and Computershare Trust Company of Canada, as supplemented and amended by a tenth supplemental indenture dated August 17, 2022;
"Series 2022-A Shares" means the Cumulative Redeemable Fixed-to-Fixed Rate Preferred Shares, Series 2022-A, of AltaGas;
"Series 2022-B Share" means the Cumulative Redeemable Fixed-to-Fixed Rate Preferred Shares, Series 2022-B, of AltaGas;
"Series A Shares" means the cumulative redeemable 5-year fixed rate reset preferred shares, Series A, of AltaGas;
"Series B Shares" means the cumulative redeemable floating rate preferred shares, Series B, of AltaGas;
"Series C Shares" means the cumulative redeemable 5-year fixed rate reset preferred shares, Series C, of AltaGas (US dollar), which were redeemed by AltaGas on September 30, 2022;
"Series E Shares" means the cumulative redeemable 5-year fixed rate reset preferred shares, Series E, of AltaGas;
"Series G Shares" means the cumulative redeemable 5-year fixed rate reset preferred shares, Series G, of AltaGas;

AltaGas Ltd. – 2022 Annual Information Form – 85

"Series H Shares" means the cumulative redeemable floating rate preferred shares, Series H, of AltaGas;
"Series I Shares" means the cumulative redeemable 5-year minimum fixed rate reset preferred shares, Series I, of AltaGas, which were redeemed by AltaGas on December 31, 2020;
"Series K Shares" means the cumulative redeemable 5-year minimum fixed rate reset preferred shares, Series K, of AltaGas, which were redeemed by AltaGas on March 31, 2022;
"SGMA" means the Sustainable Groundwater Management Act;
"Share Options" means options to acquire Common Shares granted pursuant to AltaGas' share option plan;
"Shareholders" mean the holders of Common Shares;
"Shell Energy" means Shell Energy North America (US), LP;
"SOS" means Standard offer Service;
"SP" means California Air Resources Board's 2022 Scoping Plan;
"SPE" means Wrangler SPE LLC, a wholly-owned special purpose entity subsidiary of WGL incorporated as a bankruptcy remote entity;
"STRIDE" means Strategic Infrastructure Development Enhancement Plan;
"Subordinated hybrid notes" means the Subordinated Notes, Series 1 and the Subordinated Notes, Series 2;

"Subordinated Notes, Series 1" means the 5.25 percent Fixed-to-Fixed Rate Subordinated Notes, Series 1 of AltaGas;
"Subordinated Notes, Series 2" means the 7.35 percent Fixed-to-Fixed Rate Subordinated Notes, Series 2 of AltaGas;
"TCFD" means the Task Force on Climate-related Financial Disclosures;
"TIER" means Technology Innovation and Emissions Reduction;
"Tourmaline" means Tourmaline Oil Corp.;
"Townsend 2B" means the 198 Mmcf/d C3+ deep cut gas processing facility located on the existing Townsend complex;
"Townsend complex" means the 550 Mmcf/d gas processing facility, including shallow cut and deep cut processing;
"Transco" means Transcontinental Gas Pipeline Company LLC;
"Trigon" means Trigon Pacific Terminals Ltd.;
"TSX" means the Toronto Stock Exchange;
"UESC" means Utility Energy Savings Contracts;
"United States", "US", or "U.S." means the United States of America;
"US dollar" or "US$" means currency in the form of United States dollars;

AltaGas Ltd. – 2022 Annual Information Form – 86

"USEPA" means United States Environmental Protection Agency;
"VCP" means the Maryland Department of Environment’s Voluntary Cleanup Program;
"VLGCs" means Very Large Gas Carriers, the largest sub-class of fully refrigerated LPG carriers with capacity's typically above 70,000 M3;
"Vopak" means Vopak Development Canada Inc., a wholly-owned subsidiary of Royal Vopak;
"Washington Gas" means Washington Gas Light Company, a subsidiary of WGL that sells and delivers natural gas primarily to retail customers in the District of Columbia, Maryland and Virginia in accordance with tariffs approved by the PSC of DC, the PSC of MD and the SCC of VA;
"Washington Gas Resources" means Washington Gas Resources Corporation, a subsidiary of WGL that owns the majority of the non-utility subsidiaries;
"WCSB" means Western Canada Sedimentary Basin;
"WGL" means WGL Holdings, Inc., an indirect subsidiary of AltaGas;
"WGL Acquisition" means the acquisition by AltaGas, indirectly through Merger Sub, of WGL through a merger of Merger Sub with and into WGL pursuant to the Merger Agreement, which closed on July 6, 2018;
"WGL Energy Services" means WGL Energy Services, Inc. (formerly Washington Gas Energy Services, Inc.), a subsidiary of Washington Gas Resources that sells natural gas and electricity to retail customers on an unregulated basis;
"WGL Energy Systems" means WGL Energy Systems, Inc. (formerly Washington Gas Energy Systems, Inc.), a subsidiary of Washington Gas Resources, which provides commercial energy efficient and sustainable solutions to government and commercial clients;
"WGL Midstream" means WGL Midstream, Inc., a former subsidiary of Washington Gas Resources that, prior to the divisive merger and sale of the majority of its assets on April 23, 2021, engaged in acquiring and optimizing natural gas storage and transportation assets; and
"Younger" means the Younger extraction plant and related facilities, AltaGas’ interest being owned by its indirect wholly-owned subsidiary AltaGas Extraction and Transmission Limited Partnership.

AltaGas Ltd. – 2022 Annual Information Form – 87

SCHEDULE A: AUDIT COMMITTEE MANDATE

I. PURPOSE
The Board of Directors (the “Board”) of AltaGas Ltd. (“AltaGas” or the “Corporation”) has established an Audit Committee (the “Committee”) to serve as the Audit Committee of the Board. The Committee is responsible for performing such duties as delegated by the Board to assist the Board in fulfilling its oversight role in relation to financial reporting and enterprise risk. This oversight role includes reviewing the quality and integrity of the Corporation’s financial statements, financial disclosure and internal controls over financial reporting, including compliance with legal and regulatory requirements; reviewing the qualifications, independence and performance of the external and internal auditors and reviewing the Corporation’s enterprise risk management program and management’s identification and mitigation of significant risks.
II. MEMBERSHIP
The Board shall elect from its members not less than three (3) Directors to serve on the Committee (the “Members”) and shall appoint one such Member as Chair of the Committee.

Every Member must be:

•independent (in accordance with National Instrument 52-110 – Audit Committees of the Canadian Securities Administrators (“NI 52-110”) and, if AltaGas is at such time an SEC Issuer, the rules of the SEC); and

•financially literate (in accordance with NI 52-110).

For so long as the Corporation has a class of securities registered under section 12 of the United States Securities Exchange Act of 1934 (the “1934 Act”) or is required to file reports under section 15(d) of the 1934 Act (at such time, an “SEC Issuer”), at least one Member shall be an “audit committee financial expert” as such term is defined under applicable SEC rules.

No Member shall be an officer or employee of AltaGas or any subsidiary or affiliate of AltaGas.

Each Member shall hold office until the Member resigns or is replaced, whichever first occurs. Any Member may be removed or replaced at any time by the Board and shall cease to be a Member upon ceasing to be a Director of the Corporation. Where a vacancy occurs at any time in the membership of the Audit Committee, it may be filled by the Board on the recommendation of the Governance Committee, provided that the proposed Member meets the above criteria (and, if applicable in the circumstances where the vacancy was in relation to the sole “audit committee financial expert”, the proposed Member is also an “audit committee financial expert”). Provided the Committee includes three Members, including an “audit committee financial expert” if required, it may continue to act in the event of a vacancy. When appointing a Member to the Committee, the Board shall take into consideration the number of other audit committees upon which the proposed Member sits.

The Corporate Secretary of AltaGas shall be secretary to the Committee unless the Committee directs otherwise.
III. MEETINGS
The Committee shall convene no less than four times per year at such times and places as designated by its Chair or whenever a meeting is requested by a Member, the Board, the Chair of the Board or an officer of the Corporation. A minimum of twenty-four (24) hours’ notice of each meeting shall be given to each Member. Members may waive notice of the meeting in any manner, including through their attendance at the meeting. Members of management of the Corporation or any subsidiary or affiliate of the Corporation shall attend whenever requested to do so by a Member. The Committee shall have the right to determine who shall be present at any time during a meeting of the Committee.

AltaGas Ltd. – 2022 Annual Information Form – 88

A meeting of the Committee shall be duly convened if a majority of Members are present. Members may participate in a meeting of the Committee by means of such telephonic, electronic or other communication facilities as permits all persons participating in the meeting to communicate adequately with each other, and a Member participating in such a meeting by any such means is deemed to be present at that meeting.

In the absence of the Chair of the Committee, the Chair may delegate a member to chair the meeting. If a delegate is not selected by the Chair, members may choose one of the Members to be the chair of the meeting.

The external auditor will be given notice of all Committee meetings and be provided the opportunity to attend every meeting relating to quarterly and annual financial reporting.

The Committee will hold in camera sessions without management present, including with internal and external auditors, as may be deemed appropriate by the Members.

Minutes shall be kept of all meetings of the Committee by the Corporate Secretary of the Corporation or a designate of the Corporate Secretary, as approved by the Chair.
IV. DUTIES AND RESPONSIBILITIES OF THE CHAIR
The Chair of the Committee is responsible for:

1.providing leadership to the Committee and assisting the Committee in reviewing and monitoring its responsibilities;
2.working with management on the development of agendas;
3.ensuring, to the extent possible, the Committee has sufficient information to properly discharge its duties and responsibilities;
4.presiding over meetings and ensuring such meetings are conducted in an efficient, effective and focused manner;
5.together with the Board Chair, reviewing director expenses on a quarterly basis, and approving any exceptions to the Director Expense Policy in respect of the Chair of the Board;
6.advising the Committee of any finance, accounting or misappropriation matters brought to the Chair’s attention;
7.facilitating information sharing with other Board committees as required to address matters of mutual interest or concern; and
8.reporting to the Board on the activities, decisions and recommendations of the Committee after each meeting.
V. DUTIES AND RESPONSIBILITIES OF THE COMMITTEE
The Committee is hereby delegated by the Board, as permitted and in accordance with the requirements of the Canada Business Corporations Act, the Articles and By-Laws of the Corporation and any legal or regulatory authority having jurisdiction, the authority to perform the following functions:

Financial Reporting and Public Disclosure
1.Approve and recommend to the Board for approval, the annual consolidated financial statements, including management's discussion and analysis and press release containing annual financial results.
2.Approve or recommend to the Board for approval, the interim consolidated financial statements, including management's discussion and analysis and press release containing interim financial results (provided that any declaration of dividends incorporated in the press release has been approved by the Board).
3.Review the analysis by management and the external auditor regarding financial reporting made in connection with the preparation of the consolidated financial statements.

AltaGas Ltd. – 2022 Annual Information Form – 89

4.Approve the financial information and financial related matters contained in public disclosure documents including information on audited or unaudited financial statements and external auditor appointment, services or fees, including such information contained in, prospectuses, annual information forms, and management information circulars.
5.Ensure adequate procedures are in place for review of public disclosure of financial information and periodically assess the adequacy of such procedures.
6.Approve any significant changes to the Corporation’s accounting principles and procedures.
7.Review reports from auditors, and the audit committee or board of directors of subsidiaries that produce audited financial statements, relating to financial reporting of such subsidiaries.

External Auditors
8.On an annual basis, approve and recommend to the Board for approval, the appointment of the external auditor subject to shareholder approval.
9.Approve and recommend to the Board for approval any termination of the external auditor of the Corporation.
10.Approve the terms of the external auditor’s annual engagement letter, including the proposed audit fee for the Corporation and its subsidiaries.
11.Review and pre-approve all non-audit services to be provided to the Corporation and its’ subsidiaries by the external auditor.
12.Approve the Corporation’s policies with respect to the hiring of current and former partners and employees of the external auditors.
13.Review the experience and qualifications of the audit team and assess the performance and effectiveness of the external auditor in its provision of services.
14.Review the report pertaining to auditor independence prepared by the external auditor on an annual basis, which report shall delineate all relationships between the external auditor and the Corporation and its subsidiaries, and determine the auditor’s independence.
15.Review and pre-approve the audit plans (and any changes) of the external auditor and determine the degree of coordination with the internal audit plan.
16.Oversee the work of the external auditor in the preparation of the auditor’s report, including the resolution of any disagreements between management and the auditors regarding financial reporting.
17.Review other reports from the external auditor, as necessary.
18.Regularly meet independently with external auditor in the absence of management on matters of interest, including matters that the external auditor recommends bringing to the attention of the Committee or the Board.

Internal Auditor
19.Review the responsibilities, budget and staffing of the Corporation’s internal audit function.
20.Approve the Internal Audit Charter and the internal audit plan and any changes thereto.
21.Assess the performance and effectiveness of the internal audit function and participate in succession planning for the head of internal audit.
22.Review the reports prepared periodically by the head of internal audit regarding the activities of the internal audit function, including any significant disagreements between internal auditor and management.
23.Receive summaries of significant reports to management prepared by the internal auditors and managements’ responses (or the full report if requested).
24.Regularly meet independently with internal auditor in the absence of management on matters of interest, including matters that the internal auditor recommends bringing to the attention of the Board.

Internal Control over Financial Reporting and Disclosure Controls
25.Review the adequacy and effectiveness of the accounting and internal control policies and procedures, including internal controls over financial reporting, through inquiry and discussions with the external auditor, management and the internal auditor, including about the extent to which the scope of the internal and external audit plans can be relied upon to detect weakness in internal control policies, fraud or other illegal acts.

AltaGas Ltd. – 2022 Annual Information Form – 90

26.Review the effectiveness of procedures for the receipt, retention and resolution of complaints regarding accounting, internal accounting controls or auditing matters, and review any complaints raised by employees or others regarding accounting, internal accounting controls, financial reporting, auditing matters or otherwise relating to matters within the Committee’s mandate.
27.Review management’s periodic reports on the adequacy and effectiveness of the disclosure control policies and procedures of the Corporation.
28.Review with management and the external auditor the certification and reports of management and the external auditor required in the Corporation’s periodic SEC reports concerning the Corporation’s internal controls over financial reporting and disclosure controls and procedures, the adequacy of such controls and any remedial steps being undertaken to address any material weaknesses or significant deficiencies in internal control over financial reporting.

Risk Oversight
29.On a quarterly basis, review the Corporation's enterprise risk management (ERM) processes, including processes relating to management’s identification of material risks, methods of risk analysis, and mitigation strategies.
30.On a quarterly basis, review the Corporation's top enterprise risks, changes in risk rankings, emerging risks and an update on related mitigation activities.
31.On a quarterly basis, review management’s reporting on financial risk exposures, including commodity risk, credit risk of counterparties, and management’s processes and practices for risk mitigation.
32.Review management’s periodic reports on the status of material litigation, claims and contingencies.
33.Review the financial aspects of any transactions of the Corporation that involve related parties (other than wholly-owned subsidiaries).
34.On a quarterly basis, review management’s reporting on information security matters, including processes for identifying and managing data, cyber and other information technology related risk and processes for the development of data security, training and compliance programs and practices.
35.Review the Corporation's insurance programs, at least annually.

Policies and Mandate
36.Approve key policies under the Code of Business Ethics relating to the Committee’s mandate.
37.On an annual basis, review the Committee mandate and recommend any changes.

Pension and Benefits
38.Oversee financial aspects of pension and benefit plans that are delegated to the management Retirement and Savings Committee (the “RSC”) to manage and administer.
39.Review, at least annually, the financial management activities of the RSC, including funding levels, investment decisions and changes to valuation assumptions performed by the RSC.
40.Review any proposed changes to pension or benefit plans that may significantly impact financial matters relating to such plans and make recommendations to the Human Resources and Compensation Committee in relation thereto.
41.Approve the financial information that supports the calculation of financial metrics used to evaluate performance under incentive compensation plans and funding pools under compensation plans and report to the Human Resources and Compensation Committee.

Other
42.Annually review and approve the election of the end-user exemption from mandatory clearing, as defined in the Dodd-Frank Wall Street Reform and Consumer Protection Act, by the Corporation and its subsidiaries, and the provision of swap guarantees by the Corporation to one of its subsidiaries from time to time.
43.Review the solvency and liquidity tests used to support dividend declarations by the Corporation.
44.Review asset retirement obligations in relation to decommissioning, reclamation and remediation.

AltaGas Ltd. – 2022 Annual Information Form – 91

45.Receive updates on material tax policies, tax planning initiatives and tax audits or assessments.
46.Review management’s process for certification under the Extractive Sector Transparency Measures Act (Canada), if applicable.
47.Review, approve or make recommendations in respect of any other matters considered necessary or appropriate in the context of the mandate of this Committee, or otherwise delegated to it by the Board from time to time.
VI. COMMITTEE TIMETABLE
The major activities of the Committee will be outlined in an annual schedule.
VII. OUTSIDE EXPERTS AND ADVISORS
The Committee is authorized, when deemed necessary or desirable, to engage independent counsel, outside experts and other advisors, at the Corporation’s expense, to advise the Committee on any matter.
VIII. RELIANCE
Absent actual knowledge to the contrary (which shall be promptly reported to the Board), each member of the Committee shall be entitled to rely on (i) the integrity of those persons or organizations within and outside the Corporation from which it receives information, (ii) the accuracy of the financial and other information provided to the Committee by such persons or organizations, and (iii) representations made by management and the external auditor, as to any information technology, risk management, internal audit and other non-audit services provided by the external auditor to the Corporation and its subsidiaries.

Approved by the Board on July 27, 2022.

AltaGas Ltd. – 2022 Annual Information Form – 92